Exhibit 99.2

SHINHAN BANK

Separate Financial Statements

December 31, 2017 and 2016

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

(Based on a report originally issued in Korean)

The Board of Directors and Stockholder

Shinhan Bank:

We have audited the accompanying separate financial statements of Shinhan Bank (the “Bank”), which comprise the separate statements of financial position as of December 31, 2017 and 2016, the separate statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Separate Financial Statements

Management is responsible for the preparation and fair presentation of these separate financial statements in accordance with Korean International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these separate financial statements based on our audits.  We conducted our audits in accordance with Korean Standards on Auditing.  Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the separate financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the separate financial statements.  The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the separate financial statements, whether due to fraud or error.  In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the separate financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the separate financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the separate financial statements present fairly, in all material respects, the separate financial position of the Bank as of December 31, 2017 and 2016 and its separate financial performance and its separate cash flows for the years then ended in accordance with Korean International Financial Reporting Standards.

Other Matters

The procedures and practices utilized in the Republic of Korea to audit such separate financial statements may differ from those generally accepted and applied in other countries.

KPMG Samjong Accounting Corp.

Seoul, Korea

March 7, 2018

This report is effective as of March 7, 2018, the audit report date.  Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto.  Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN BANK

Separate Statements of Financial Position

As of December 31, 2017 and 2016

(In millions of won)		Notes		December 31, 2017	December 31, 2016

Assets
Cash and due from banks		4,6,9,41,42	~~W~~	14,712,506	9,653,120
Trading assets		4,7,42		8,834,871	9,277,441
Derivative assets		4,8,42		2,602,689	2,575,683
Loans		4,9,42		216,985,347	206,633,476
Available-for-sale financial assets		4,10,17		31,126,397	26,502,792
Held-to-maturity financial assets		4,10,17		14,358,584	11,097,257
Property and equipment		11,16,17		1,988,437	1,976,206
Intangible assets		12		186,757	191,907
Investments in subsidiaries and associates		13		2,246,214	1,998,897
Investment properties		14		598,125	674,958
Defined benefit assets		23		34,120	-
Current tax assets		38		3,527	2,159
Deferred tax assets		38		361,913	383,880
Other assets		4,9,15,42,43		8,892,567	11,848,478
Non-current assets held for sale		16		4,498	3,322
Total assets			~~W~~	302,936,552	282,819,576

Liabilities
Financial liabilities designated at fair value through profit or loss		4,18	~~W~~	-	6,282
Deposits		4,19,42		223,975,037	211,043,681
Trading liabilities		4,20		434,586	485,995
Derivative liabilities		4,8,42		2,996,958	2,781,200
Borrowings		4,21,42		14,471,720	13,944,878
Debt securities issued		4,22		23,929,723	20,923,326
Defined benefit liabilities		23		-	47,413
Provisions		24,40,42		274,762	320,642
Current tax liabilities		38		183,673	124,662
Other liabilities		4,25,42,43		14,481,589	12,180,751
Total liabilities				280,748,048	261,858,830

Equity
Capital stock		26		7,928,078	7,928,078
Hybrid bonds		26		668,938	469,393
Capital surplus		26		398,080	398,080
Capital adjustments		26,38		643	(60,664)
Accumulated other comprehensive loss		26,38		(225,695)	(154,791)
Retained earnings	2	26,27		13,418,460	12,380,650
Total equity				22,188,504	20,960,746
Total liabilities and equity			~~W~~	302,936,552	282,819,576

See accompanying notes to the separate financial statements.

SHINHAN BANK

Separate Statements of Comprehensive Income

For the years ended December 31, 2017 and 2016

(In millions of won)	Notes		2017	2016

Interest income	37	~~W~~	7,449,277	7,107,771
Interest expense			(2,928,039)	(2,978,630)
Net interest income	4,28,42		4,521,238	4,129,141

Fees and commission income	37		1,126,425	1,017,011
Fees and commission expense			(169,417)	(154,651)
Net fees and commission income	4,29,42		957,008	862,360

Dividend income	30,37		114,100	121,239
Net trading gain (loss)	31,37,42		(125,798)	60,483
Net foreign currencies transaction gain	37		501,511	183,314
Net loss on financial instruments designated at fair value through profit or loss	18,37		(43)	(206)
Net gain on sale of available-for- sale financial assets	10,37		186,711	408,496
Impairment loss on financial assets	4,9,32,42		(660,359)	(721,846)
General and administrative expenses	33,42		(2,867,479)	(2,676,573)
Net other operating expenses	35,37,42		(582,294)	(645,638)
Operating income			2,044,595	1,720,770

Net non-operating income (expenses)	36		(41,707)	84,055

Profit before income tax			2,002,888	1,804,825

Income tax expense	38		(395,127)	(27,753)
Profit for the year	27		1,607,761	1,777,072
Other comprehensive loss for the year: Items that are or may be reclassified subsequently to profit or loss	4,26,38
Foreign currency translation differences for foreign operations			(21,045)	2,857
Unrealized net change in fair value of available-for-sale financial assets			(123,676)	(216,628)
			(144,721)	(213,771)

See accompanying notes to the separate financial statements.

SHINHAN BANK

Separate Statements of Comprehensive Income (Continued)

For the years ended December 31, 2017 and 2016

(In millions of won, except for earnings per share)	Notes		2017	2016

Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans		~~W~~	73,817	19,183
Other comprehensive loss for the year, net of income tax			(70,904)	(194,588)
Total comprehensive income for the year		~~W~~	1,536,857	1,582,484

Earnings per share:	39
Basic and diluted earnings per share in won		~~W~~	995	1,092

See accompanying notes to the separate financial statements.

SHINHAN BANK

Separate Statements of Changes in Equity

For the year ended December 31, 2016

(In millions of won)		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other comprehensive income (loss)	Retained earnings	Total
Balance at January 1, 2016	~~W~~	7,928,078	801,298	398,080	(29,340)	39,797	11,330,167	20,468,080
Total comprehensive income (loss), net of income tax
Profit for the year		-	-	-	-	-	1,777,072	1,777,072
Foreign currency translation differences for foreign operations		-	-	-	-	2,857	-	2,857
Unrealized net changes in fair values of available-for-sale financial assets		-	-	-	-	(216,628)	-	(216,628)
Remeasurements of defined benefit plans		-	-	-	-	19,183	-	19,183
Total comprehensive income (loss) for the year		-	-	-	-	(194,588)	1,777,072	1,582,484
Transactions with owners, recognized directly in equity
Annual dividends to equity holder		-	-	-	-	-	(650,000)	(650,000)
Dividends to hybrid bond holders		-	-	-	-	-	(45,691)	(45,691)
Redemption of hybrid bonds		-	(331,905)	-	(60,094)	-	-	(391,999)
Share-based payment transactions		-	-	-	(2,128)	-	-	(2,128)
Disposal of other capital adjustments		-	-	-	30,898	-	(30,898)	-
Total transactions with owners		-	(331,905)	-	(31,324)	-	(726,589)	(1,089,818)
Balance at December 31, 2016	~~W~~	7,928,078	469,393	398,080	(60,664)	(154,791)	12,380,650	20,960,746

See accompanying notes to the separate financial statements.

SHINHAN BANK

Separate Statements of Changes in Equity (Continued)

For the year ended December 31, 2017

(In millions of won)		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other comprehensive income (loss)	Retained earnings	Total
Balance at January 1, 2017	~~W~~	7,928,078	469,393	398,080	(60,664)	(154,791)	12,380,650	20,960,746
Total comprehensive income (loss), net of income tax
Profit for the year		-	-	-	-	-	1,607,761	1,607,761
Foreign currency translation differences for foreign operations		-	-	-	-	(21,045)	-	(21,045)
Unrealized net changes in fair values of available-for-sale financial assets		-	-	-	-	(123,676)	-	(123,676)
Remeasurements of defined benefit plans		-	-	-	-	73,817	-	73,817
Total comprehensive income (loss) for the year		-	-	-	-	(70,904)	1,607,761	1,536,857
Transactions with owners, recognized directly in equity
Annual dividends to equity holder		-	-	-	-	-	(480,000)	(480,000)
Dividends to hybrid bond holders		-	-	-	-	-	(29,857)	(29,857)
Issuance of hybrid bonds		-	199,545	-	-	-	-	199,545
Share-based payment transactions		-	-	-	1,213	-	-	1,213
Disposal of other capital adjustments		-	-	-	60,094	-	(60,094)	-
Total transactions with owners		-	199,545	-	61,307	-	(569,951)	(309,099)
Balance at December 31, 2017	~~W~~	7,928,078	668,938	398,080	643	(225,695)	13,418,460	22,188,504

See accompanying notes to the separate financial statements.

SHINHAN BANK

Separate Statements of Cash Flows

For the years ended December 31, 2017 and 2016

(In millions of won)		2017	2016

Cash flows from operating activities
Profit before income tax	~~W~~	2,002,888	1,804,825
Adjustments for:
Net interest income		(4,521,238)	(4,129,141)
Dividend income		(117,852)	(151,688)
Net loss on financial instruments designated at fair value through profit or loss		-	206
Net non-cash trading loss (gain)		(52,660)	32,863
Net non-cash foreign currencies transaction loss (gain)		(263,125)	27,004
Net gain on sale of available-for-sale financial assets		(186,711)	(408,496)
Net impairment loss on loans and other financial assets		482,131	638,586
Net impairment loss on available-for-sale financial assets		178,228	83,260
Non-cash employee benefits		139,128	147,115
Depreciation and amortization		144,713	147,351
Net non-cash other operating expenses (income)		(24,091)	59,700
Net non-cash non-operating expenses (income)		(24,379)	14,561
		(4,245,856)	(3,538,679)
Changes in assets and liabilities:
Due from banks		(4,129,350)	3,816,718
Trading assets		443,142	(2,517,195)
Derivative assets		3,008,890	1,144,756
Loans		(11,853,249)	(8,073,959)
Other assets		3,248,311	(2,355,192)
Financial liabilities designated at fair value through profit or loss		(6,282)	(7,433)
Deposits		13,485,577	12,470,256
Trading liabilities		(52,803)	(46,766)
Derivative liabilities		(2,976,855)	(1,129,334)
Defined benefit liabilities		(125,139)	(216,364)
Provisions		(22,537)	(17,606)
Other liabilities		2,061,741	(2,870,675)
		3,081,446	197,206

Income tax paid		(279,327)	(219,608)
Interest received		7,346,398	7,266,768
Interest paid		(2,706,045)	(2,983,861)
Dividends received		117,852	151,688
Net cash provided by operating activities		5,317,356	2,678,339

See accompanying notes to the separate financial statements.

SHINHAN BANK

Separate Statements of Cash Flows (Continued)

For the years ended December 31, 2017 and 2016

(In millions of won)		2017	2016

Cash flows from investing activities
Proceeds from sale of available-for-sale financial assets	~~W~~	23,304,969	20,547,391
Acquisition of available-for-sale financial assets		(28,274,563)	(22,958,683)
Proceeds from redemption of held-to-maturity financial assets		1,380,375	1,071,474
Acquisition of held-to-maturity financial assets		(4,664,112)	(2,418,930)
Proceeds from sale of property and equipment		10,564	1,608
Acquisition of property and equipment		(76,920)	(67,506)
Proceeds from sale of intangible assets		4,757	1,313
Acquisition of intangible assets		(70,910)	(30,622)
Proceeds from sale of investments in associates		69,257	332
Acquisition of investments in associates		(282,278)	(140,545)
Proceeds from sale of investment properties		3,507	17,953
Acquisition of investment properties		(2,120)	(6,910)
Proceeds from sale of non-current assets held for sale		10,466	2,215
Proceeds from sale of other assets		930,097	868,794
Acquisition of other assets		(914,571)	(824,203)
Net cash used in investing activities		(8,571,482)	(3,936,319)

Cash flows from financing activities
Proceeds from borrowings, net		999,425	785,725
Proceeds from issuance of debt securities		9,895,857	8,219,787
Repayment of debt securities		(6,303,167)	(6,315,133)
Dividends paid		(509,798)	(703,612)
Issuance of hybrid bonds		199,545	-
Redemption of hybrid bonds		-	(391,999)
Receipts of guarantee deposits for lease		140,454	131,204
Refund of guarantee deposits for lease		(132,265)	(134,377)
Net cash provided by financing activities		4,290,051	1,591,595

Effect of exchange rate fluctuations on cash and cash equivalents held		(8,411)	(16,603)
Net increase in cash and cash equivalents		1,027,514	317,012

Cash and cash equivalents at beginning of the year (note 41)		2,305,025	1,988,013
Cash and cash equivalents at end of the year (note 41)	~~W~~	3,332,539	2,305,025

See accompanying notes to the separate financial statements.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

1.Reporting entity

Shinhan Bank (the “Bank”) was established on October 1, 1943 under the name of Chohung Bank, through the merger of Hanseung Bank and Dongil Bank, which were established on February 19, 1897 and August 8, 1906, respectively, to engage in commercial banking and trust operations.  The Bank is headquartered at 20, Sejong-daero 9-gil, Jung-gu, Seoul, Republic of Korea.

The Bank acquired Chungbuk Bank and Kangwon Bank in 1999, and the former Shinhan Bank on April 1, 2006, and subsequently changed its name to Shinhan Bank.  As of December 31, 2017, the Bank has 1,585,615,506 outstanding common shares with par value of ~~W~~7,928,078 million which Shinhan Financial Group Co., Ltd. (“Shinhan Financial Group”) owns 100% of those.  As of December 31, 2017, the Bank operates through 738 domestic branches, 127 depositary offices, 31 premises and 14 overseas branches.

2.Basis of preparation

(a)	Statement of compliance

The separate financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audit of Stock Companies.

These financial statements are separate financial statements prepared in accordance with K-IFRS No.1027, ‘Separate Financial Statements’ presented by a parent, an investor with joint control of, or significant influence over, an investee, in which the investments are accounted for at cost.

(b)	Approval of separate financial statements

The separate financial statements were authorized for issue by the Board of Directors on February 6, 2018.

(c)	Basis of measurement

The separate financial statements have been prepared on the historical cost basis except for the following material items in the separate statements of financial position:

•	derivative financial instruments are measured at fair value
•	financial instruments at fair value through profit or loss are measured at fair value
•	available-for-sale financial assets are measured at fair value
•	share-based payment arrangements are measured at fair value
•	recognized financial instruments designated as hedged items in qualifying fair value hedge relationships and adjusted for changes in fair value attributable to the risk being hedged
•	liabilities for defined benefit plans are recognized as net of the total present value of defined benefit obligations less the fair value of plan assets

(d)	Functional and presentation currency

The separate financial statements of the Bank are prepared in functional currency of the respective operation.  These separate financial statements are presented in Korean won, which is the Bank’s functional currency and the currency of the primary economic environment in which the Bank operates.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

2.Basis of preparation (continued)

(e)	Use of estimates and judgements

The preparation of the separate financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.  Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the significant effect on the amount recognized in the separate financial statements is described in Note 5.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

3.Significant accounting policies

In preparing these separate financial statements, the Bank has consistently applied the accounting policies as listed below with those applied by the Bank in its separate financial statements as of and for the year ended December 31, 2016, except for the changes in accounting policies as explained in (a), which are effective for annual periods beginning on or after January 1, 2017.

(a) Changes in accounting policies

i) Amendments to K-IFRS No.1007, ‘Statement of Cash Flows’

The Bank applied amendments to K-IFRS No.1007, ‘Statement of Cash Flows’, which are effective for annual periods beginning on or after January 1, 2017.  The amendments to K-IFRS No.1007 require changes in liability arising from the financing activities of the Bank to be disclosed as follows; fluctuations in financing cash flows, changes in the acquisition or loss of control on subsidiaries or other business, the effect of exchange rate changes, changes in fair value and other changes.  The amendments does not have a significant impact on the Bank’s separate financial statements.

ii) Amendments to K-IFRS No.1012, ‘Income Taxes’

The Bank applied amendments to K-IFRS No.1012, ‘Income Taxes’, which are effective for annual periods beginning on or after January 1, 2017.  Amendments to K-IFRS No.1012 clarify that temporary differences exist when there is a difference between the carrying amount and tax based amount of the debt instruments which are measured at fair value, regardless of the expected recovery method (sale or retention).  In assessing future taxable income, the Bank shall include assets to be recovered in excess of its carrying amount and exclude the tax deductions resulting from those deductible temporary differences.  The amendments does not have a significant impact on the Bank’s separate financial statements.

(b)	Investments in subsidiaries and associates

The accompanying separate financial statements have been prepared on a stand-alone basis in accordance with K-IFRS No.1027, ‘Separate Financial Statements’. The Bank’s investments in subsidiaries and associates are recorded at cost in accordance with K-IFRS No.1027.  However, the investments in subsidiaries and associates subject to K-IFRS No.1101, ‘First-time Adoption of K-IFRS’ are recorded at previous GAAP carrying amount at the date of transition to K-IFRS. Dividend received from its subsidiaries and associates is recognized in profit or loss when the Bank is entitled to receive the dividend.

(c)	Foreign currencies

i) Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of the Bank at exchange rates at the dates of the transactions.  Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency using the reporting date’s exchange rate.  Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

3.Significant accounting policies (continued)

(c) Foreign currencies (continued)

Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on the retranslation of available-for-sale equity instruments, a financial liability designated as a hedging instrument of the net investment in a foreign operation, or a qualifying cash flow hedge, which are recognized in other comprehensive income.  Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

ii) Foreign operations

If the presentation currency of the Bank is different from a foreign operation’s functional currency, the financial statements of the foreign operation are translated into the presentation currency using the following methods:

The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, are translated to presentation currency at exchange rates at the reporting date.  The income and expenses of foreign operations are translated to functional currency at exchange rates at the dates of the transactions.  Foreign currency differences are recognized in other comprehensive income.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation are treated as assets and liabilities of the foreign operation and are translated using the exchange rate at the reporting date.

When a foreign operation is disposed of, the relevant amount in the translation is transferred to profit or loss as part of the profit or loss on disposal.

iii) Net investment in a foreign operation

If the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely in the foreseeable future, then foreign currency differences arising on the item form part of the net investment in the foreign operation and are recognized in other comprehensive income and reclassified from equity to profit or loss on disposal of the net investment.

(d)	Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits with original maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, and are used by the Bank in the management of its short-term commitments.  Equity instruments are excluded from cash equivalents unless they are, in substance, cash equivalents, for example in the case of preferred shares acquired within a short period of their maturity and with a specified redemption date.  However, the Bank’s account overdraft is included in borrowings.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

3.Significant accounting policies (continued)

(e)	Non-derivative financial assets

Financial assets are classified into financial assets at fair value through profit or loss, loans and receivables, available-for-sale financial assets and held-to-maturity financial assets.  Financial assets are recognized when the Bank becomes a party to the contractual provisions of the instrument. In addition, a regular way purchase or sale (a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the market concerned) is recognized on the trade date.

A financial asset is measured initially at its fair value plus, for an item not at fair value through profit or loss, transaction costs that are directly attributable to its acquisition of the financial asset.

i) Financial assets at fair value through profit or loss

A financial asset is classified as at fair value through profit or loss if it is held for trading or is designated at fair value through profit or loss. Upon initial recognition, transaction costs are recognized in profit or loss when incurred.  Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

ii) Held-to-maturity financial assets

A non-derivative financial asset with a fixed or determinable payment and fixed maturity, for which the Bank has the positive intention and ability to hold to maturity, is classified as held-to-maturity investments.  Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest method.

iii) Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market.  Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

3.Significant accounting policies (continued)

(e) Non-derivative financial assets (continued)

iv) Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity investments or loans and receivables.  Subsequent to initial recognition, they are measured at fair value, which changes in fair value, net of any tax effect, recorded in other comprehensive income in equity.  Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and derivatives those are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost.

v) Derecognition of financial assets

The Bank derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.  Any interest in transferred financial assets that is created or retained by the Bank is recognized as a separate asset or liability.

If the Bank retains substantially all the risks and rewards of ownership of the transferred financial assets, the Bank continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

vi) Offsetting

Financial assets and financial liabilities are offset and the net amount is presented in the separate statement of financial position only when the Bank currently has a legally enforceable right to set off the recognized amounts, and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

(f)	Impairment of financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired.  A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.  However, losses expected as a result of future events, regardless of likelihood, are not recognized.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

3.Significant accounting policies (continued)

(f)	Impairment of financial assets (continued)

If any objective evidence of impairment exists, impairment losses should be measured by the following categories of financial assets and recognized in profit or loss.

i) Loans

The Bank first assesses whether objective evidence of impairment exists individually for loans that are individually significant, and individually or collectively for financial assets that are not individually significant.  If the Bank determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment.  Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss on loans and receivables has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e., the effective interest rate computed at initial recognition).

If the interest rate of loans is a floating rate, the discount rate used to evaluate impairment is the current effective interest rate defined in the agreement.  The present value of estimated future cash flows of secured financial assets is calculated by including cash flows from collateral after deducting costs to acquire and sell the collateral, regardless of probability of realization of such collateral.

In assessing collective impairment, the Bank classifies loans, based on credit risk assessment or a credit rating assessment process that takes into account asset type, industry, regional location, collateral type, delinquency and other relative factors.

Future cash flows of loans subject to collective impairment assessment are estimated by using statistical modelling of historical trends of the probability of default, timing of recoveries and the amount of losses incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the impairment losses are likely to be greater or less than suggested by historical modelling.  In adjusting the future cash flows by historical modelling, the result has to be in line with changes and trends of observable data (e.g., impairment losses of collective assets and unemployment rates, asset prices, commodity prices, payment status and other variables representing the size of impairment losses).  Methodologies and assumptions used to estimate future cash flow are reviewed on a regular basis in order to reduce discrepancy between estimated impairment losses and actual loss.

Impairment losses are recognized in profit or loss and reflected in an allowance account against loans.  When a subsequent event causes the amount of impairment losses to decrease, and the decrease can be related objectively to an event occurring after the impairment is recognized, the decrease in impairment losses is reversed through profit or loss of the period.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

3.Significant accounting policies (continued)

(f)	Impairment of financial assets (continued)

ii) Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income is reclassified from equity to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized.  Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available-for-sale are not reversed through profit or loss.  If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss is recognized in profit or loss, the impairment loss is reversed, with the amount of the reversal recognized in profit or loss.

iii) Held-to-maturity financial assets

An impairment loss in respect of held-to-maturity financial assets measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate and is recognized in profit or loss.  Interest on the impaired asset continues to be recognized through the unwinding of the discount.  When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

(g)	Derivative financial instruments

Derivatives are initially recognized at fair value.  Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

i) Hedge Accounting

The Bank holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk.  The Bank designated derivatives as hedging instruments to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge), and foreign currency risk of net investment in foreign operation (net investment hedges).

On initial designation of the hedge, the Bank formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

3.Significant accounting policies (continued)

(g)	Derivative financial instruments (continued)

ii) Fair value hedges

Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss.  The gain or loss from remeasuring the hedging instrument at fair value and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the separate statement of comprehensive income.

The Bank discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria for hedge accounting.  Any adjustment arising from gain or loss on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

iii) Cash flow hedges

When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and presented in the hedging reserve in equity.  The amount recognized in other comprehensive income is removed and included in profit or loss in the same period as the hedged cash flows affect profit or loss under the same line item in the separate statements of comprehensive income as the hedged item.  Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively.  The cumulative gain or loss previously recognized in other comprehensive income and presented in the hedging reserve in equity remains there until the forecasted transaction affects profit or loss.  When the hedged item is a non-financial asset, the amount recognized in other comprehensive income is transferred to the carrying amount of the asset when the asset is recognized.  If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.  In other cases the amount recognized in other comprehensive income is transferred to profit or loss in the same period that the hedged item affects profit or loss.

iv) Hedge of net investment

Foreign currency differences arising on the retranslation of a financial liability designated as a hedge of a net investment in a foreign operation are recognized in other comprehensive income to the extent that the hedge is effective.  To the extent that the hedge is ineffective, such differences are recognized in profit or loss.  When the hedged part of a net investment is disposed of, the relevant amount in the accumulated other comprehensive income is transferred to profit or loss as part of the profit or loss on disposal in accordance with K-IFRS No.1021, ‘The Effects of Changes in Foreign Exchange Rates’.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

3.Significant accounting policies (continued)

(g)	Derivative financial instruments (continued)

v) Separable embedded derivatives

Embedded derivatives are separated from the host contract and accounted for separately only if the economic characteristics and risks of the host contract and the embedded derivative are not closely related; a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and the combined instrument is not measured at fair value through profit or loss.  Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

vi) Other derivative financial instruments

Changes in the fair value of other derivative financial instrument not designated as a hedging instrument are recognized immediately in profit or loss.

(h)	Property and equipment

Property and equipment are initially measured at cost and after initial recognition.  The cost of property and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Property and equipment are carried at cost less accumulated depreciation and accumulated impairment losses. Certain land and buildings are measured at fair value at the date of transition to K-IFRS, which is deemed cost, in accordance with K-IFRS No.1101, ‘First-time Adoption of K-IFRS’.  Dividend from relevant revaluation surplus is prohibited in accordance with the resolution of the board of directors.

The Bank recognizes in the carrying amount of an item of property and equipment the cost of replacing part of property and equipment when that cost is incurred if it is probable that future economic benefits associated with the item will flow to the Bank and the cost of the item can be measured reliably.  The carrying amount of those parts that are replaced is derecognized.  The costs of the day-to-day servicing of property and equipment are recognized in profit or loss as incurred.

Land is not depreciated.  Other property and equipment are depreciated on a straight-line basis over the estimated useful lives, which most closely reflect the expected pattern of consumption of the future economic benefits embodied in the asset.  Leased assets under finance leases are depreciated over the shorter of the lease term and their useful lives.  The estimated useful lives for the current and comparative periods are as follows:

Descriptions	Useful lives
Buildings	40 years
Other properties	4~5 years

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

3.Significant accounting policies (continued)

(h)	Property and equipment (continued)

The gain or loss arising from the derecognition of an item of property and equipment, which is included in profit or loss, is determined as the difference between the net disposal proceeds, If any, and the carrying amount of the item.

Depreciation methods, useful lives and residual values are reassessed at each fiscal year-end and any adjustment is accounted for as a change in accounting estimate.

(i)	Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets as below from the date that they are available for use.  The residual value of intangible assets is zero.  However, as there are no foreseeable limits to the periods over which club memberships are expected to be available for use, this intangible asset is determined as having indefinite useful lives and not amortized.

Descriptions	Useful lives
Software and capitalized development cost	5 years
Other intangible assets	5 years or contract periods, whichever the shorter

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period.  The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets.  Changes are accounted for as changes in accounting estimates.

Expenditures on research activities, undertaken with the prospect of gaining new technical knowledge and understanding, are recognized in profit or loss as incurred.  Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Bank intends to and has sufficient resources to complete development and to use or sell the asset.  Other development expenditures are recognized in profit or loss as incurred.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

3.Significant accounting policies (continued)

(j)	Investment properties

Investment property is property held either to earn rental income or for capital appreciation or both.  An investment property is initially recognized at cost including any directly attributable expenditure. Subsequent to initial recognition, the asset is measured at cost less accumulated depreciation and accumulated impairment losses, if any.

The depreciation method and the estimated useful lives for the current and comparative periods were as follows:

Descriptions	Depreciation method	Useful lives
Buildings	Straight-line	40 years

Subsequent costs are recognized in the carrying amount of investment property at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Bank and the cost of the item can be measured reliably.  The carrying amount of the replaced part is derecognized.  The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate.  The change is accounted for as changes in accounting estimates.

(k)	Leases

The Bank classifies and accounts for leases as either a finance or operating lease, depending on the terms.  Leases where the Bank assumes substantially all of the risks and rewards of ownership are classified as finance leases.  All other leases are classified as operating leases.

i) Finance leases

At the commencement of the lease term, the Bank recognizes as finance assets and finance liabilities in its separate statements of financial position, the lower amount of the fair value of the leased property and the present value of the minimum lease payments, each determined at the inception of the lease.  Any initial direct costs are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability.  The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.  Contingent rents are charged as expenses in the periods in which they are incurred.

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the lessee adopts for depreciable assets that are owned.  If there is no reasonable certainty that the lessee will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life.  The Bank reviews to determine whether the leased asset may be impaired.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

3.Significant accounting policies (continued)

(k)	Leases (continued)

ii) Operating leases

Payments made under operating leases are recognized in profit or loss on a straight-line basis over the period of the lease.

(l) Non-current assets held for sale

Assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use, are classified as held for sale.  In order to be classified as held for sale, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable.  The assets or disposal group that are classified as assets held for sale are measured at the lower of their carrying amount and fair value less cost to sell.

The Bank recognizes an impairment loss for any initial or subsequent write-down of an asset (or disposal group) to fair value less costs to sell, and a gain for any subsequent increase in fair value less costs to sell, up to the cumulative impairment loss previously recognized.

An asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

(m) Impairment of non-financial assets

The carrying amounts of the Bank’s non-financial assets, other than assets arising from employee benefits, deferred tax assets and non-current assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment.  If any such indication exists, then the asset’s recoverable amount is estimated.  Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

The Bank estimates the recoverable amount of an individual asset, if it is impossible to measure the individual recoverable amount of an asset, then the Bank estimates the recoverable amount of cash-generating unit (“CGU”).  A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets.  The recoverable amount of an asset or a CGU is the greater of its value in use and its fair value less costs to sell.  The value in use is estimated by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or the CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or the CGU.

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount.  Impairment losses are recognized in profit or loss.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

3.	Significant accounting policies (continued)

(m)	Impairment of non-financial assets (continued)

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergies arising from the goodwill acquired.  Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis.  Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(n)	Non-derivative financial liabilities

The Bank classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities.  The Bank recognizes financial liabilities in the separate statement of financial position when the Bank becomes a party to the contractual provisions of the financial liability.

i) Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition.  Subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.  Upon initial recognition, transaction costs that are directly attributable to the acquisition are recognized in profit or loss as incurred.

ii) Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities.  At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition.  Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

The Bank derecognizes a financial liability from the separate statement of financial position when it is extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

3.	Significant accounting policies (continued)

(o)	Equity capital

i) Capital stock

Capital stock is classified as equity. Incremental costs directly attributable to the transaction of stock are deducted from the equity, net of any tax effects.

ii) Hybrid bonds

The Bank classifies an issued financial instrument, or its component parts, as a financial liability or an equity instrument depending on the substance of the contractual arrangement of such financial instrument.  Hybrid bonds where the Bank has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation are classified as an equity instrument and presented in equity.

(p)	Employee benefits

i) Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render the related service.  When an employee has rendered service to the Bank during an accounting period, the Bank recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

ii) Other long-term employee benefits

The Bank’s net obligation in respect of other long-term employee benefits that are not expected to be settled wholly before 12 months after the end of the annual reporting period, in which the employees render the related service, is the amount of future benefit that employees have earned in return for their service in the current and prior periods.  That benefit is discounted to determine its present value.  Remeasurements are recognized in profit or loss in the period in which they arise.

iii) Retirement benefits: defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan.  The Bank’s net obligation in respect of defined benefit plans is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value.  The fair value of plan assets is deducted.  The calculation is performed annually by an independent actuary using the projected unit credit method.

The discount rate is the yield at the reporting date on high-quality corporate bonds that have maturity dates approximating the terms of the Bank’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Bank recognizes service cost and net interest on the net defined benefit liability (asset) in profit or loss and remeasurements of the net defined benefit liability (asset) in other comprehensive income.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

3.	Significant accounting policies (continued)

(p)	Employee benefits (continued)

iv) Retirement benefits: defined contribution plan

The Bank recognizes the contribution expense as an account of severance payments in profit or loss in the period according to the defined contribution plan.

v) Termination benefits

Termination benefits are expensed at the earlier of when the Bank can no longer withdraw the offer of those benefits and when the Bank recognizes costs for a restructuring. If benefits are not expected to be wholly settled within 12 months of the reporting date, then they are discounted.

(q)	Share-based payment transactions

The grant date fair value of share-based payment awards granted to employees is recognized as an employee expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards.  The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date.  For share-based payment awards with non-vesting conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period that the employees unconditionally become entitled to payment.  The liability is remeasured at each reporting date and at settlement date.  Any changes in the fair value of the liability are recognized as personnel expense in profit or loss.

The Bank has granted share-based payment based on Shinhan Financial Group’s share to the employees.  In accordance with a repayment arrangement with Shinhan Financial Group, the Bank is required to pay Shinhan Financial Group for the provision of the share-based payments.  The Bank recognizes the costs as expenses and accrued expenses in liabilities for the service period.  When vesting conditions are not satisfied because of death, retirement or dismissal of employees during the specified service period, no amount is recognized for goods or services received on a cumulative basis. Share-based payment arrangements in which the Bank has no obligation to settle the share-based payment transaction are accounted for as equity-settled share-based payment transactions, regardless of the repayment arrangement with Shinhan Financial Group.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

3.	Significant accounting policies (continued)

(r)	Provisions

Provisions are recognized when the Bank has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision.  Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate.  If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

Provisions shall be used only for expenditures for which the provisions are originally recognized.

(s)	Financial guarantee contract

A financial guarantee contract is a contract that requires the Bank to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument.  Financial guarantee contracts are recognized initially at their fair value, and the initial fair value is amortized over the life of the financial guarantee contract.  The financial guarantee liability is subsequently measured at the higher of the amount of the best estimate of the expenditure required to settle the present obligation at the end of reporting period; and the amount initially recognized less, cumulative amortization recognized on a straight-line basis over the guarantee period.  Financial guarantee liabilities are included within other liabilities.

(t)	Financial income and expense

i) Interest income and expense

Interest income and expense are recognized in profit or loss using the effective interest method.  The effective interest rate is the rate that exactly discounts the estimated future cash payments and receipts through the expected life of the financial asset or liability or, where appropriate, a shorter period to the net carrying amount of the financial asset or liability.  When calculating the effective interest rate, the Bank estimates cash flows considering all contractual terms of the financial instrument, but does not consider future credit losses. The calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, and all other premiums or discounts. When it is not possible to estimate reliably the cash flows or the expected life of a financial instrument, the Bank uses the contractual cash flows over the full contractual term of the financial instrument.

Once a financial asset or a group of similar financial assets has been written down as a result of an impairment loss, interest income is thereafter recognized using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

3.	Significant accounting policies (continued)

(t)	Financial income and expense (continued)

ii) Fees and commission

The recognition of revenue for financial service fees depends on the purposes for which the fees are assessed and the basis of accounting for any associated financial instrument.

ⓐ Fees that are an integral part of the effective interest rate of a financial instrument

Such fees are generally treated as an adjustment to the effective interest rate. Such fees may include compensation for activities such as evaluating the borrower’s financial condition, evaluating and recording guarantees, collateral and other security arrangements, preparing and processing documents, closing the transaction and the origination fees received on issuing financial liabilities. However, when the financial instrument is measured at fair value with the change in fair value recognized in profit or loss, the fees are recognized as revenue when the instrument is initially recognized.

ⓑ Fees earned as services are provided

Fees and commission income, including investment management fees, sales commission, and account servicing fees, are recognized as the related services are provided. If it is unlikely that a specific lending arrangement will be entered into and the loan commitment is outside the scope of K-IFRS No.1039, ‘Financial Instruments: Recognition and Measurement’, the commitment fee is recognized as revenue on a time proportion basis over the commitment period.

ⓒ Fees that are earned on the execution of a significant act

The fees that are earned on the execution of a significant act including commission on the allotment of shares or other securities to a client, placement fee for arranging a loan between a borrower and an investor and sales commission, are recognized as revenue when the significant act has been completed.

iii) Dividends

Dividends income is recognized when the shareholder’s right to receive payment is established.  Usually this is the ex-dividend date for equity securities.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

3.	Significant accounting policies (continued)

(u)	Income tax

Income tax expense comprises current and deferred tax.  Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Shinhan Financial Group, the parent company, files its national income tax return with the Korean tax authorities under the consolidated corporate tax system, which allows it to make national income tax payments based on the consolidated profits or losses of the Shinhan Financial Group and its wholly owned domestic subsidiaries including the Bank.  Deferred taxes are measured based on the future tax benefits expected to be realized in consideration of the expected profits or losses of eligible companies in accordance with the consolidated corporate tax system.  Consolidated corporate tax amounts, once determined, are allocated to each of the subsidiaries and are used as a basis for the income taxes to be recorded in their stand-alone financial statements.

The Bank recognizes a deferred tax liabilities for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Bank is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.  The Bank recognizes a deferred tax assets for all deductible temporary differences arising from investments in subsidiaries and associates, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.  The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Bank expects, at the end of the reporting period to recover or settle the carrying amount of its assets and liabilities.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and reduced the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are offset only if there is a legally enforceable right to offset the related current tax liabilities and assets, and they relate to income taxes levied by the same tax authority and they intend to settle current tax liabilities and assets on a net basis.

If any additional income tax expense exists by payment of dividends, the Bank recognizes it when the liability relating to the payment is recognized.

(v)	Accounting for trust accounts

The Bank accounts for trust accounts separately from its bank accounts under the Financial Investment Services and Capital Markets Act and thus the trust accounts are not included in the accompanying separate financial statements. Borrowings from trust accounts are included in other liabilities.  Trust fees and commission in relation to the service provided to trust accounts by the Bank are recognized as fees and commission income.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

3.	Significant accounting policies (continued)

(w)	Earnings per share

The Bank presents basic and diluted earnings per share (EPS) data for its ordinary shares.  Basic EPS is calculated by dividing the profit or loss attributable to the ordinary shareholder of the Bank by the weighted average number of common shares outstanding during the period, adjusted for own shares held.  Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise share options granted to employees.

(x)	New standards and interpretations not yet adopted

The following new standards, interpretations and amendments to existing standards have been published and are mandatory for the Bank for annual period beginning on or after January 1, 2018, and the Bank has not early adopted them.

The impacts that application of these new standards will have on the Bank’s separate financial statements were summarized as follows:

i) K-IFRS No.1109, ‘Financial Instruments’

K-IFRS No.1109, published on September 25, 2015, is effective for annual periods beginning on or after January 1, 2018, with earlier application permitted.  It replaces existing guidance in K-IFRS No.1039, ‘Financial Instruments: Recognition and Measurement’.  The Bank plans to adopt K-IFRS No.1109 for the year beginning on January 1, 2018 and will recognize the accumulated effect resulting from initial application of K-IFRS No.1109 on the date of initial application, which is January 1, 2018.

K-IFRS No.1109 will generally be applied retrospectively; however the Bank plans to take advantage of the exemption allowing it not to restate the comparative information for prior periods with respect to classification and measurement (including impairment) changes.  New hedge accounting requirements will generally be applied prospectively except for certain exemptions including the accounting for the time value of options.

The key features of the new standard, K-IFRS No.1109, are 1) classification and measurement of financial assets that reflects the business model in which the assets are managed and their cash flow characteristics, 2) impairment methodology that reflects ‘expected credit loss’ (ECL) model for financial assets, and 3) expanded scope of hedged items and hedging instruments which qualify for hedge accounting and changes in assessment method for effect of hedging relationships.

K-IFRS No.1109 will require the Bank to assess the financial impact from application of K-IFRS No.1109 and revise its accounting processes and internal controls related to financial instruments.  Actual impact of adopting K-IFRS No.1109 will be dependent on the financial instruments the Bank holds and economic conditions at that time as well as accounting policy elections and judgment that it will make in the future.

For the application of K-IFRS No.1109, the Bank implemented changes in internal controls and accounting systems relating to financial instruments.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

3.	Significant accounting policies (continued)

(x)	New standards and interpretations not yet adopted (continued)

To assess financial impacts from application of K-IFRS No.1109, the Bank performed an impact analysis on the 2017 separate financial statements based on the situation and available information as of December 31, 2017. Expected financial impacts on the Bank's separate financial statements by the main chapters of K-IFRS No.1109 were summarized as follows:

ⓐ Classification and Measurement of “Financial Assets”

When K-IFRS No.1109 is applied, the Bank will classify financial assets to be measured at amortized cost, fair value through other comprehensive income (“FVOCI”) or fair value through profit or loss (“FVPL”) on the basis of the Bank's business model for managing the financial assets and the contractual cash flow characteristics of the financial assets. If a hybrid contract contains a host that is a financial asset, the embedded derivatives shall not be separated from the host, and the hybrid contract as a whole shall be classified as a financial asset.

Business model (*1)	Contractual cash flows that are solely payments of principal and interests	All other cases
For collecting contractual cash flows	At amortized cost (*2)	At FVPL (*3)
For both collecting contractual cash flows and selling financial assets	At FVOCI (*2)
For trading, and others	At FVPL

(*1) Business model is determined at a level that reflects how groups of financial assets are managed together to achieve a particular business objective.

(*2) The Bank may irrevocably designate a financial asset as at FVPL to eliminate or significantly reduce an accounting mismatch.

(*3) The Bank may irrevocably designate equity instruments that is not held for trading as at FVOCI.

As there are more stringent requirements for a financial asset to be classified as measured at amortized costs or FVOCI under K-IFRS No.1109 compared to the existing guidance in K-IFRS No.1039, the adoption of K-IFRS No.1109 would potentially increase the portion of financial assets that are measured at FVPL, which would also increase the volatility in the Bank’s profit or loss.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

3.	Significant accounting policies (continued)

(x)	New standards and interpretations not yet adopted (continued)

Expected impacts on the classification and measurements of the non-derivative financial instruments as of December 31, 2017, based on the information from the revised accounting system were as follows:

	Classification under K-IFRS No.1039	Classification under K-IFRS No.1109		Amounts under K-IFRS No.1039(*1)	Amounts under K-IFRS No.1109(*1)
Due from banks	Loans and receivables	Amortized cost	~~W~~	13,057,347	13,057,347
Loans	Loans and receivables	FVPL		605,367	606,439
	Loans and receivables	Amortized cost		217,703,397	217,703,397
Other financial assets	Loans and receivables	Amortized cost		8,788,507	8,788,507
Trading assets (debt securities)	Fair value through profit or loss	FVPL		8,341,580	8,341,580
Trading assets (equity securities)	Fair value through profit or loss	FVPL		303,994	303,994
Trading assets (gold/silver deposits)	Fair value through profit or loss	FVPL		189,297	189,297
Available-for-sale financial assets (debt securities)	Available-for-sale financial assets	FVOCI		28,423,684	28,423,684
Available-for-sale financial assets (equity securities)	Available-for-sale financial assets	FVPL		2,298,553	2,301,835
	Available-for-sale financial assets	FVOCI		404,159	404,159
Held-to-maturity financial assets (debt securities)	Held-to-maturity financial assets	Amortized cost		14,358,584	14,358,584
			~~W~~	294,474,469	294,478,823

Based on the management's impact assessment to date, as of December 31, 2017, loans and receivables amounted to ~~W~~605,367 million and available-for-sale financial assets amounted to ~~W~~2,298,553 million, previously measured at amortized cost, respectively, are expected to be classified as financial assets measured at FVPL upon adoption of K-IFRS No.1109 as of January 1, 2018.  As a result, the portion of financial assets measured at FVPL in non-derivative financial assets is expected to increase from 3.00% under K-IFRS No.1039 as of December 31, 2017 to 3.99% under K-IFRS No.1109 as of January 1, 2018, which would increase the volatility in the Bank's profit or loss.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

3.	Significant accounting policies (continued)

(x)	New standards and interpretations not yet adopted (continued)

ⓑ Classification and Measurement of Financial Liabilities

According to K-IFRS No.1109, changes in fair value of the financial liability designated as at FVPL that is attributable to changes in the credit risk shall be presented as other comprehensive income, not recognized in profit or loss.  Amounts presented in other comprehensive income shall not be subsequently transferred to profit or loss.  However, if recognizing the changes in fair value as other comprehensive income creates or enlarges accounting mismatch, the amounts shall be recognized as profit or loss.

As a portion of the change in fair value which has been recognized in profit or loss under the existing standard, K-IFRS No.1039, will be presented in other comprehensive income under K-IFRS No.1109, profit or loss related to valuation of financial liabilities is likely to decrease.

Based on the management's impact assessment to date, as of December 31, 2017, out of financial liability amounted to ~~W~~280,362,707 million under K-IFRS No.1039, among which no financial liability was expected to be designated as at FVPL upon adoption of K-IFRS No.1109.

© Impairment

In accordance with the existing standard K-IFRS No.1039, impairment is recognized only if evidence of impairment based on 'incurred loss model' is identified.  In accordance with K-IFRS No.1109, the new accounting standard, impairment shall be recognized based on 'expected credit loss impairment model' for debt instruments, lease receivables, contract assets, loan commitments and financial guarantee contracts, which are measured at amortized cost or FVOCI.

According to K-IFRS No.1109, a loss allowance shall be measured at the amounts of 12 month expected credit losses or lifetime expected credit losses, by the three stages in the table below depending on the extent of significant increase in credit risk since initial recognition.  Hence, an early recognition of credit risk may be available compared to the ‘incurred loss model’ in the existing standard K-IFRS No.1039.

Stage	Category	Description
Stage 1	Credit risk has not increased significantly since initial recognition (*1)	12 month expected credit losses: Expected credit loss resulting from potential default of financial instruments occurring over 12 months from the end of reporting period
Stage 2	Credit risk has increased significantly since initial recognition	Lifetime expected credit losses: Expected credit loss resulting from all potential default of financial instruments occurring over the expected life
Stage 3	Credit-impaired financial assets

(*1) The Bank may assume that the credit risk on a financial instrument has not increased significantly since initial recognition if the credit risk is low at the reporting date.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

3.	Significant accounting policies (continued)

(x) New standards and interpretations not yet adopted (continued)

According to K-IFRS No.1109, the Bank only recognizes the cumulative changes in lifetime expected credit losses since initial recognition as a loss allowance for financial assets impaired at its initial recognition.

Based on the management's impact assessment to date, as of December 31, 2017, expected impacts on loss allowances based on information from the revised accounting system were as follows:

Classification under K-IFRS No.1039	Classification under K-IFRS No.1109		Loss allowances under K-IFRS No.1039	Loss allowances under K-IFRS No.1109
Loans and receivables
Due from banks	Amortized cost	~~W~~	3,080	3,081
	FVPL		-	-
Loans	Amortized cost		1,320,101	1,685,531
	FVPL		3,315	-
Other financial assets	Amortized cost		24,193	25,174
	FVPL		-	-
Available-for-sale financial assets
Debt securities	FVOCI		-	7,972
Held-to-maturity financial assets
Debt securities	Amortized cost		-	1,367
			1,350,689	1,723,125
Financial guarantee contracts	Financial guarantee contracts		80,587	81,565
Loan commitments and other liabilities for credit	Loan commitments and other liabilities for credit		65,740	64,234
		~~W~~	146,327	145,799

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

3.	Significant accounting policies (continued)

(x)	New standards and interpretations not yet adopted (continued)

<Loss allowance>

Expected impact on January 1, 2018

			Book value
	Stage		Total amount	Allowance
Due from banks, loans and other assets	Stage 1	~~W~~	215,400,104	441,982
	Stage 2		22,999,632	621,186
	Stage 3		1,149,515	650,618
			239,549,251	1,713,786
Debt securities	Stage 1		42,928,023	9,339
	Stage 2		-	-
	Stage 3		-	-
			42,928,023	9,339
		~~W~~	282,477,274	1,723,125

	Stage		Provisions
Off-balance sheet items	Stage 1	~~W~~	114,679
	Stage 2		22,463
	Stage 3		8,657
		~~W~~	145,799

<Capital adequacy ratio>

	K-IFRS No.1039 (A)	K-IFRS No.1109 (B)	Difference (B-A)
Common equity Tier 1 capital ratio	12.83%	12.62%	(-)0.21%
Tier 1 capital ratio	13.24%	13.02%	(-)0.22%
Tier 2 capital ratio	2.35%	2.43%	0.08%
	15.59%	15.45%	(-)0.14%

The application of K-IFRS No. 1109 on impairment requires management judgments, estimates and assumptions, particularly in 1) assessment whether the credit risk of an investment has increased significantly since initial recognition; and 2) incorporating forward-looking information into the measurement of the 'expected credit loss impairment model'.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

3.	Significant accounting policies (continued)

(x) New standards and interpretations not yet adopted (continued)

ⓓ Hedge accounting

Although the new standard K-IFRS No.1109 maintains ‘Mechanics of hedging accounting’ - fair value hedge, cash flow hedge and hedge of a net investment in a foreign operation - as defined in existing standard K-IFRS No.1039, the new standard replaces the complex and rule-based requirements for hedge accounting defined in existing standard K-IFRS No.1039 with a principle-based approach focusing an entity's risk management activities.  As a result of the changes, scope of hedged items and hedging instruments are expanded and qualifying criteria for hedge accounting are eased by removing criteria for evaluation of hedge effectiveness and quantitative evaluation (80~125%).

When applying hedge accounting under K-IFRS No.1109, hedge accounting to certain transactions that do not meet the requirements for hedge accounting under the existing standard K-IFRS No.1039 may be applicable, and the volatility of the profit or loss may be reduced.

According to the transitional provisions for hedge accounting, when initially applying K-IFRS No.1109, the Bank may adopt as its accounting policy to continue to apply the hedge accounting requirements of the existing standard K-IFRS No.1039.

The Bank plans to apply hedge accounting for the transactions that meet the requirements for hedge accounting under K-IFRS No.1109.  As of December 31, 2017, there was no applicable transaction for hedge accounting under K-IFRS No.1109 which do not meet the requirements for hedge accounting under the existing standard K-IFRS No.1039.

ii) K-IFRS No.1115, ‘Revenue from Contracts with Customers’

K-IFRS No.1115, published on November 6, 2015, is effective for annual periods beginning on or after January 1, 2018, with earlier application permitted.

It replaces existing revenue recognition standards, including K-IFRS No.1018, ‘Revenue’, K-IFRS No.1011, ‘Construction Contracts’, K-IFRS No.2031, ‘Revenue-Barter Transactions Involving Advertising Services’, K-IFRS No.2113, ‘Customer Loyalty Programmes’, K-IFRS No.2115, ’Agreements for the Construction of Real Estate’ and K-IFRS No.2118, ‘Transfers of Assets from Customers’.

The Bank plans to apply K-IFRS No.1115 from the annual period beginning on January 1, 2018.  The Bank will apply K-IFRS No.1115 retrospectively with the cumulative effect of initially applying this standard recognized at the date of initial application, which is January 1, 2018.

The existing standards suggest revenue recognition guidance by type of transactions such as sale of goods, rendering of services, interest revenue, royalty revenue, dividends revenue and construction contracts.  However, according to K-IFRS No.1115, all types of contracts recognize revenue through five-step revenue recognition model (① ‘Identifying the contract’ → ② ’Identifying performance obligations’ → ③ ‘Determining the transaction price’ → ④ ‘Allocating the transaction price to performance obligations’ → ⑤ ‘Recognizing the revenue by satisfying performance obligations’).

The Bank launched a task force team and prepared the application of K-IFRS No.1115 from the second half of 2017. As a result of this preparation process, the Bank identified changes in accounting policy upon adoption of K-IFRS No.1115 for certain financial instruments.  Under K-IFRS No.1115, the Group expects to recognize revenue for those instruments, previously recognized at the time of sale, through the contractual period as the identified performance obligations are satisfied over time.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

3.	Significant accounting policies (continued)

(x) New standards and interpretations not yet adopted (continued)

However, as a result of the analysis on the financial impact based on the situation and the available information as of December 31, 2017, the Bank does not expect the application of K-IFRS No.1115 will have a significant impact on the separate financial statements.

iii) K-IFRS No.1116, ‘Leases’

K-IFRS No.1116 replaces existing standards, including K-IFRS No.1017, ‘Leases’, K-IFRS No.2104, ‘Determining whether an Arrangement contains a Lease’, K-IFRS No.2015, ‘Operating Leases - Incentives’ and K-IFRS No.2027, ’Evaluating the Substance of Transactions Involving the Legal Form of  a Lease’.

At inception of a contract, an entity shall assess whether the contract is, or contains, a lease.  However, as a practical expedient, for the contracts previously identified as leases or not, an entity is not required to reassess whether the contract is, or contains, a lease at the date of initial application.

For a contract that is, or contains, a lease, a lessee or a lessor shall account for each lease component within the contract as a lease separately from non-lease components of the contract.

A lessee shall recognize a right-of-use asset, which indicates an asset that represents a lessee’s right to use an underlying asset for the lease term, and a lease liability, which indicates obligation to make lease payments.  However, a lessee may elect not to apply the requirements to short-term leases and leases for which the underlying asset is of low value.  Also, as a practical expedient, a lessee may elect, by class of underlying asset, not to separate non-lease components from lease components, and instead account for each lease component and any associated non-lease components as a single lease component.

There has not been a material change in the accounting treatments for a lessor from the existing standard K-IFRS No.1017.  K-IFRS No.1116 is effective for annual periods beginning on or after January 1, 2019, with earlier application permitted.

iv) Amendments to K-IFRS No.1102, ‘Share-based Payment’

The amendments clarify that a cash-settled share-based payment is measured using the same approach as for equity-settled share-based payments.  The amendments also clarify that share-based payment transactions with a net settlement feature for withholding tax obligation shall be classified as an equity-settled share-based payment transaction.  The amendments are effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.  The amendments are not expected to have a significant impact on the Bank’s separate financial statements.

v) Amendments to K-IFRS No.1040, 'Investment Property'

The amendments clarify that an entity shall transfer a property to, or from, investment property when, and only when, there is a change in use.  A change in use occurs when the property meets, or ceases to meet, the definition of investment property and there is evidence of the change in use.  The amendments are effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.  The amendments are not expected to have a significant impact on the Bank’s separate financial statements.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

4.	Financial risk management

4-1.	Credit risk

Credit risk is the risk of financial loss of the Bank if a customer or counterparty to a financial instrument fails to meet its contractual obligation, and arises principally from due from banks, the lending process related to loans, investment activities in debt securities and off balance sheet items including loan commitments, etc.  Credit risk management is critical to the Bank’s business activities; thus, the Bank carefully manages the credit risk exposure.

(a) Credit risk management

Major policies of the credit risk management are determined by the Risk Policy Committee, which is the Bank’s executive decision-making body for credit risk management.  The Risk Policy Committee is led by the Bank’s Deputy President and Head of Risk Management Group.  The Risk Policy Committee also consists of chief officers from eight different business units.  The Credit Review Committee performs credit review evaluations and operates separately from the Risk Policy Committee.

Each business unit is required to implement the Bank’s risk management policies and procedures.  Risk Management Department reviews compliance of business units with agreed exposure limits established by the Risk Policy Committee, including those for selected industries, country risk and product types.

The Bank established the authorization structure for the approval and renewal of credit facilities.  Authorization limits are allocated to the business unit credit officer.  Larger facilities require approval by the Credit Committee.  The Bank assesses all credit exposures in excess of designated limits, prior to facilities being committed to customers by the business unit concerned.  Renewals and review of facilities are subject to the same review process.

The Bank is responsible for limiting concentrations of exposures to counterparties, geographies and industries, and by issuers, credit rating band, market liquidity and country.

The Bank develops and maintains the risk grading system in order to categorize exposures according to the degree of risk of financial loss faced and to focus management on the attendant risks.  The risk grading system is used in determining credit approvals, credit renewals, credit pricing, credit limits, or where impairment provisions may be required against specific credit exposures for existing loans.

Each business unit is responsible for the quality and performance of its credit portfolio and for monitoring and controlling all credit risks in its portfolio, including those subject to central approval.  In addition to periodic loan reviews by credit officers, the Bank also utilizes an automated monitoring tool which conducts searches for companies with high probability of default.  Regular reports on the credit quality of local portfolios are provided to the Credit Administration Department who may require appropriate corrective action to be taken.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

4.	Financial risk management (continued)

4-1.	Credit risk (continued)

(b) Maximum exposure to credit risk

The Bank’s maximum exposure to credit risk without taking account of any collateral held or other credit enhancements as of December 31, 2017 and 2016 were as follows:

		December 31, 2017	December 31, 2016
Due from banks and loans (*1)(*2):
Banks	~~W~~	8,097,495	6,899,374
Retail:
Mortgage lending		45,041,694	45,068,556
Others	﷐	64,766,924	58,147,386
		109,808,618	103,215,942
Governments		12,676,706	9,800,251
Corporate
Large enterprises		26,373,770	26,472,276
Small and medium-sized enterprises		69,394,851	64,606,421
Special finance		3,687,709	3,622,514
Others		465	541
		99,456,795	94,701,752
		230,039,614	214,617,319
Trading assets:
Debt securities		8,341,580	7,424,162
Gold/silver deposits		189,297	247,845
		8,530,877	7,672,007
Derivative assets		2,602,689	2,575,683
Available-for-sale financial assets:
Debt securities		28,423,684	23,813,035
Held-to-maturity financial assets:
Debt securities		14,358,584	11,097,257
Other financial assets (*1)(*3)		8,764,314	11,747,817
Off balance sheet items:
Financial guarantee contracts		6,452,931	5,935,702
Loan commitments and other liabilities for credit		70,271,358	72,056,734
		76,724,289	77,992,436
	~~W~~	369,444,051	349,515,554

(*1)	The maximum exposure amounts for due from banks and loans and other financial assets are measured as the amount net of allowances.
(*2)	Due from banks and loans were classified as similar credit risk group to be with consistent calculating capital adequacy ratio under New Basel Capital Accord (Basel III).

(*3) Other financial assets comprise accounts receivable, accrued income, guarantee deposits, domestic exchange settlements receivables, suspense receivables, etc.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

4.	Financial risk management (continued)

4-1.	Credit risk (continued)

(c) Information related to impairment for due from banks and loans

i) Due from banks and loans as of December 31, 2017 and 2016 were as follows:

		December 31, 2017
		Banks	Retail	Governments	Corporate	Total
Neither past due nor impaired	~~W~~	8,105,667	109,455,034	12,678,684	99,444,170	229,683,555
Past due but not impaired		-	402,755	-	126,385	529,140
Impaired		-	305,237	-	848,178	1,153,415
		8,105,667	110,163,026	12,678,684	100,418,733	231,366,110
Less: allowance		(8,172)	(354,408)	(1,978)	(961,938)	(1,326,496)
	~~W~~	8,097,495	109,808,618	12,676,706	99,456,795	230,039,614

		December 31, 2016
		Banks	Retail	Governments	Corporate	Total
Neither past due nor impaired	~~W~~	6,907,488	102,964,578	9,801,666	94,625,754	214,299,486
Past due but not impaired		-	306,704	-	139,089	445,793
Impaired		-	245,773	-	891,539	1,137,312
		6,907,488	103,517,055	9,801,666	95,656,382	215,882,591
Less: allowance		(8,114)	(301,113)	(1,415)	(954,630)	(1,265,272)
	~~W~~	6,899,374	103,215,942	9,800,251	94,701,752	214,617,319

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

4.	Financial risk management (continued)

4-1.	Credit risk (continued)

(c) Information related to impairment for due from banks and loans (continued)

ii)	Credit quality of due from banks and loans that were neither past due nor impaired as of December 31, 2017 and 2016 were as follows:

		December 31, 2017
		Banks	Retail	Governments	Corporate	Total
Grade 1 (*1)	~~W~~	8,100,310	103,412,359	12,678,684	74,167,105	198,358,458
Grade 2 (*1)		5,357	6,042,675	-	25,277,065	31,325,097
		8,105,667	109,455,034	12,678,684	99,444,170	229,683,555
Less: allowance		(8,172)	(173,564)	(1,978)	(463,242)	(646,956)
	~~W~~	8,097,495	109,281,470	12,676,706	98,980,928	229,036,599
Mitigation of credit risk due to collateral (*2)	~~W~~	96,660	71,056,560	-	55,353,502	126,506,722

		December 31, 2016
		Banks	Retail	Governments	Corporate	Total
Grade 1 (*1)	~~W~~	6,907,488	97,772,358	9,801,666	68,001,473	182,482,985
Grade 2 (*1)		-	5,192,220	-	26,624,281	31,816,501
		6,907,488	102,964,578	9,801,666	94,625,754	214,299,486
Less: allowance		(8,114)	(157,898)	(1,415)	(527,808)	(695,235)
	~~W~~	6,899,374	102,806,680	9,800,251	94,097,946	213,604,251
Mitigation of credit risk due to collateral (*2)	~~W~~	67	69,010,062	-	51,670,285	120,680,414

(*1) Credit quality of due from banks and loans were classified based on the internal credit rating as follows:

Type of borrowers	Grade 1	Grade 2
Banks and Governments	OECD sovereign credit rating of 6 or above (as applied to the nationalities of the banks and governments)	OECD sovereign credit rating of below 6 (as applied to the nationalities of the banks and governments)
Retail	Pool of retail loans with probability of default of less than 2.25%	Pool of retail loans with probability of default of 2.25% or more
Corporate	Internal credit rating of BBB+ or above	Internal credit rating of below BBB+

(*2) The Bank holds collateral against due from banks and loans to customers in the form of mortgage interests over property, other registered securities over assets, and guarantees.  Estimates of quantification of the extent to which collateral mitigate credit risk are based on the fair value of collateral.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

4.	Financial risk management (continued)

4-1.	Credit risk (continued)

(c) Information related to impairment for due from banks and loans (continued)

iii) Aging analysis of due from banks and loans that were past due but not impaired as of December 31, 2017 and 2016 were as follows:

		December 31, 2017
		Retail	Corporate	Total
Less than 30 days	~~W~~	300,567	83,575	384,142
30 days ~ less than 60 days		50,390	27,397	77,787
60 days ~ less than 90 days		36,402	15,268	51,670
90 days or more		15,396	145	15,541
		402,755	126,385	529,140
Less: allowance		(41,594)	(6,648)	(48,242)
	~~W~~	361,161	119,737	480,898
Mitigation of credit risk due to collateral	~~W~~	295,663	79,790	375,453

		December 31, 2016
		Retail	Corporate	Total
Less than 30 days	~~W~~	222,823	87,007	309,830
30 days ~ less than 60 days		42,312	36,549	78,861
60 days ~ less than 90 days		28,146	15,528	43,674
90 days or more		13,423	5	13,428
		306,704	139,089	445,793
Less: allowance		(31,998)	(8,803)	(40,801)
	~~W~~	274,706	130,286	404,992
Mitigation of credit risk due to collateral	~~W~~	223,934	80,389	304,323

iv) Mitigation of credit risk due to the collateral of impaired due from banks and loans, net of allowance, as of December 31, 2017 and 2016 were as follows:

		December 31, 2017
		Retail	Corporate	Total
Impaired	~~W~~	305,237	848,178	1,153,415
Less: allowance		(139,250)	(492,048)	(631,298)
	~~W~~	165,987	356,130	522,117
Mitigation of credit risk due to collateral	~~W~~	117,008	325,415	442,423

		December 31, 2016
		Retail	Corporate	Total
Impaired	~~W~~	245,773	891,539	1,137,312
Less: allowance		(111,217)	(418,019)	(529,236)
	~~W~~	134,556	473,520	608,076
Mitigation of credit risk due to collateral	~~W~~	95,199	382,167	477,366

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

4.	Financial risk management (continued)

4-1.	Credit risk (continued)

(d) Credit rating

i) Credit ratings of debt securities as of December 31, 2017 and 2016 were as follows:

		December 31, 2017
		Trading assets	Available-for-sale financial assets	Held-to-maturity financial assets	Total
AAA	~~W~~	1,526,987	21,647,229	13,789,641	36,963,857
AA- to AA+		297,378	2,849,486	241,138	3,388,002
A- to A+		2,578,469	2,003,773	130,293	4,712,535
BBB- to BBB+		660,258	1,146,510	152,212	1,958,980
Lower than BBB-		37,979	99,848	-	137,827
Unrated		3,240,509	676,838	45,300	3,962,647
	~~W~~	8,341,580	28,423,684	14,358,584	51,123,848

		December 31, 2016
		Trading assets	Available-for-sale financial assets	Held-to-maturity financial assets	Total
AAA	~~W~~	1,251,167	16,411,486	10,464,755	28,127,408
AA- to AA+		20,050	3,440,100	340,659	3,800,809
A- to A+		2,353,020	2,213,032	140,338	4,706,390
BBB- to BBB+		682,779	988,533	120,494	1,791,806
Lower than BBB-		14,978	85,197	-	100,175
Unrated		3,102,168	674,687	31,011	3,807,866
	~~W~~	7,424,162	23,813,035	11,097,257	42,334,454

ii) The credit qualities of debt securities according to the credit ratings by external rating agencies were as follows:

	KIS (*1)	KR (*2)	S&P	Fitch	Moody's
AAA	-	-	AAA	AAA	Aaa
AA- to AA+	AAA	AAA	AA- to AA+	AA- to AA+	Aa3 to Aa1
A- to A+	AA- to AA+	AA- to AA+	A- to A+	A- to A+	A3 to A1
BBB- to BBB+	BBB- to A	BBB- to A	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than Baa3
Unrated	Unrated	Unrated	Unrated	Unrated	Unrated

(*1) KIS: Korea Investors Service

(*2) KR: Korea Ratings

iii) Information related to impairment for debt securities as of December 31, 2017 and 2016 were as follows:

		December 31, 2017	December 31, 2016
Neither past due nor impaired	~~W~~	51,123,848	42,334,454

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

4.	Financial risk management (continued)

4-1.	Credit risk (continued)

(e) There are no assets acquired by executing collateral rights as of December 31, 2017 and 2016.

(f) Concentration by geographic location

An analysis of concentration by geographic location for financial assets including due from banks and loans, net of allowance, as of December 31, 2017 and 2016 were as follows:

		December 31, 2017
		Korea	U.S.A	Japan	Vietnam	China	Other	Total
Due from banks and loans:
Banks	~~W~~	2,645,432	900,005	394,473	186,427	2,058,805	1,912,353	8,097,495
Retail		109,126,084	191,600	9,275	1,149	297,004	183,506	109,808,618
Governments		12,481,972	75,194	-	-	-	119,540	12,676,706
Corporate		94,146,599	1,081,928	250	542,682	421,512	3,263,824	99,456,795
		218,400,087	2,248,727	403,998	730,258	2,777,321	5,479,223	230,039,614
Trading assets		8,341,580	-	-	-	-	189,297	8,530,877
Available-for-sale financial assets		27,458,550	391,046	96,087	-	110,167	367,834	28,423,684
Held-to-maturity financial assets		14,188,930	10,544	-	-	-	159,110	14,358,584
	~~W~~	268,389,147	2,650,317	500,085	730,258	2,887,488	6,195,464	281,352,759

		December 31, 2016
		Korea	U.S.A	Japan	Vietnam	China	Other	Total
Due from banks and loans:
Banks	~~W~~	2,247,525	491,573	467,733	66,466	1,595,738	2,030,339	6,899,374
Retail		102,687,887	184,190	3,259	898	181,815	157,893	103,215,942
Governments		9,425,879	231,207	-	-	-	143,165	9,800,251
Corporate		89,503,322	972,600	447	500,652	548,240	3,176,491	94,701,752
		203,864,613	1,879,570	471,439	568,016	2,325,793	5,507,888	214,617,319
Trading assets		7,424,162	-	-	-	-	247,845	7,672,007
Available-for-sale financial assets		22,849,730	325,674	40,661	-	138,639	458,331	23,813,035
Held-to-maturity financial assets		10,967,508	9,246	-	-	-	120,503	11,097,257
	~~W~~	245,106,013	2,214,490	512,100	568,016	2,464,432	6,334,567	257,199,618

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

4.	Financial risk management (continued)

4-1.	Credit risk (continued)

(g) Concentration by industry sector

An analysis of concentration by industry sector for financial assets including due from banks and loans, net of allowance, as of December 31, 2017 and 2016 were as follows:

		December 31, 2017
		Finance and insurance	Manu- facturing	Retail and wholesale	Real estate and service	Others	Retail customers	Total
Due from banks and loans:
Banks	~~W~~	7,424,094	-	-	56,744	616,657	-	8,097,495
Retail		-	-	-	-	-	109,808,618	109,808,618
Governments		12,620,413	1,314	-	-	54,979	-	12,676,706
Corporate		2,551,472	36,852,811	14,080,441	18,543,513	27,428,558	-	99,456,795
		22,595,979	36,854,125	14,080,441	18,600,257	28,100,194	109,808,618	230,039,614
Trading assets		6,090,029	512,950	1,018,560	4,989	904,349	-	8,530,877
Available-for-sale financial assets		19,570,667	873,498	125,235	441,137	7,413,147	-	28,423,684
Held-to-maturity financial assets		4,424,674	29,999	-	62,129	9,841,782	-	14,358,584
	~~W~~	52,681,349	38,270,572	15,224,236	19,108,512	46,259,472	109,808,618	281,352,759

		December 31, 2016
		Finance and insurance	Manu-facturing	Retail and wholesale	Real estate and service	Others	Retail customers	Total
Due from banks and loans:
Banks	~~W~~	6,312,694	-	-	110,443	476,237	-	6,899,374
Retail		-	-	-	-	-	103,215,942	103,215,942
Governments		9,770,389	3,990	-	3,315	22,557	-	9,800,251
Corporate		2,200,571	37,226,736	13,343,174	17,394,960	24,536,311	-	94,701,752
		18,283,654	37,230,726	13,343,174	17,508,718	25,035,105	103,215,942	214,617,319
Trading assets		5,049,213	579,068	870,993	85,713	1,087,020	-	7,672,007
Available-for-sale financial assets		18,478,023	662,599	80,941	351,962	4,239,510	-	23,813,035
Held-to-maturity financial assets		4,034,782	24,179	-	62,881	6,975,415	-	11,097,257
	~~W~~	45,845,672	38,496,572	14,295,108	18,009,274	37,337,050	103,215,942	257,199,618

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

4.	Financial risk management (continued)

4-2.	Market risk

Market risk is the risk that changes in market price such as interest rates, equity prices, and foreign exchange rates, etc. will affect the Bank’s income.  Trading position is exposed to the risk such as interest rates, equity prices, foreign exchange rates, etc. and non-trading position is mainly exposed to interest rates. The Bank separates and manages its exposure to market risk between trading and non-trading position.

Overall authority for market risk is vested in the Risk Policy Committee.   The Risk Management Department is responsible for the development of detailed risk management policies which are subject to review and approval by the Risk Policy Committee and for the day-to-day review of their implementation.  The Risk Policy Committee also sets Value at Risk (VaR) limit, damage limit, sensitivity limit, investment limits, position limits, and stress damage limits of each department and desk.  The Risk Management Department monitors operation departments and reports regularly to the Risk Policy Committee and the Risk Management Committee.

Before launching a new product from each business unit, the Bank is required to perform an objective analysis of the risk evaluation and examination of fair value measurement method from the Risk Management Department or Fair Value Evaluation Committee.  The Derivative and Structured Product Risk Review Committee reviews the related risk exposure and investment limit.

(a) Market risk management of trading positions

Trading position includes securities, foreign exchange position, and derivatives which are traded for profits.

Trading data of foreign exchange, stocks, bonds and derivatives from trading positions are tracked and daily risk limits are systematically monitored based on the Bank’s risk management parameters.  Statistical analysis that complements the above risk management process and stress testing is performed regularly in order to manage the impact and loss of rapid economic changes.  These risk management processes enable the Bank to manage the scale of potential losses within a certain range when a crisis occurs.

i) Measurement method on market risk arising from trading positions

The principal tool used to measure and control market risk exposure within the Bank’s trading positions is VaR.  The VaR of a trading position is the estimated loss that will arise on the portfolio over a specified period of time (ten days holding period) from an adverse market movement with a specified probability (confidence level).  The Bank measures market risk based on 99.9% confidence level by using the VaR model based on historical simulation.

VaR is a commonly used market risk management technique.  However, VaR estimates possible losses over a certain period at a particular confidence level using the historical market movement data.  The use of historical market movement data as a basis for determining the possible range of future outcome may not always cover all possible scenarios, especially those of an exceptional nature.  VaR models assume that a holding period of generally one to ten days is sufficient prior to liquidating the underlying positions, but this may not be the case for certain highly illiquid assets or in situations in which there is severe general market illiquidity.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

4.	Financial risk management (continued)

4-2.	Market risk (continued)

(a) Market risk management of trading positions (continued)

The Bank directly applies the historical changes in interest rates, equity prices, and foreign exchange rates to current position.  The actual outputs are regularly monitored by testing the effectiveness of assumptions, measurements and parameter.  The application of this method does not prevent loss from larger market movement that exceeds the acceptable parameter.

VaR limit related to the operation of trading and non-trading portfolio is determined by management annually.  VaR is measured at least daily. The quality of VaR model is monitored consistently by examining the VaR results related to trading book.

ii) VaR of trading position

An analysis of trading position VaR for the years ended December 31, 2017 and 2016 were as follows:

		2017
		Average	Maximum	Minimum	Year-end
Interest rate risk	~~W~~	38,370	50,206	22,226	25,071
Equity risk		4,051	5,622	3,040	4,675
Foreign currency risk (*1)		43,827	46,108	41,562	41,947
Volatility risk		70	124	43	66
Commodity risk		22	46	-	14
Covariance		(36,397)	(46,003)	(24,840)	(26,367)
	~~W~~	49,943	56,103	42,031	45,406

		2016
		Average	Maximum	Minimum	Year-end
Interest rate risk	~~W~~	33,246	48,851	18,764	44,447
Equity risk		5,161	5,787	4,815	5,484
Foreign currency risk (*1)		56,089	61,389	53,678	60,088
Volatility risk		149	256	101	221
Commodity risk		13	35	-	21
Covariance		(38,677)	(54,670)	(24,272)	(49,278)
	~~W~~	55,981	61,648	53,086	60,983

(*1) The Bank measured foreign currency risk arising from trading positions and non-trading positions.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

4.	Financial risk management (continued)

4-2.	Market risk (continued)

(b) Market risk management of non-trading positions

The most critical market risk that arises from non-trading position is the interest rate risk.  Accordingly, the Bank measures and manages market risk for non-trading position by taking into account effects of interest rate changes on both its net asset value and income.  Interest rate risk is the risk of loss from fluctuations in the future cash flows or fair values of financial instruments because of a change in market interest rates.

Interest rate risk is managed principally through monitoring interest rate gaps and by having pre-approved limits for repricing bands. The Risk Policy Committee is the monitoring body for compliance with these limits including establishing policies and setting the limits and is assisted by the Risk Management Department in its day-to-day monitoring activities.

The Bank measures and manages interest rate risk by using various analyses such as interest rate gap, duration gap, and NII (Net Interest Income) simulation of each scenario through the ALM system (OFSA).  The Bank also monitors interest rate VaR, earnings at risk (“EaR”), and gap rate of interest rate by setting the limits on a monthly basis.

i) Measurement method on market risk arising from non-trading positions

The Bank measures interest rate VaR by using standard modified duration and interest rate volatility, and interest rate EaR by using impact period by maturity period and interest rate volatility based on a standard methodology provided by the Bank for International Settlements (“BIS”).

ii) Interest rate VaR and EaR for non-trading positions

Interest rate VaR and EaR for non-trading positions which were measured by the standard methodology provided by BIS as of December 31, 2017 and 2016 were as follows:

		December 31, 2017	December 31, 2016
Interest rate VaR	~~W~~	363,599	652,266
Interest rate EaR		131,135	24,811

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

4.	Financial risk management (continued)

4-2.	Market risk (continued)

(c) Foreign exchange risk

The Bank manages foreign currency risk based on general positions which includes all spot and future foreign currency positions, etc.  The Risk Policy Committee oversees the Bank’s foreign exchange exposure for both trading and non-trading activities by establishing limits for the net foreign currencies open position.  The Bank’s foreign exchange position is centralized at the FX & Derivatives Department. Dealers in the FX & Derivatives Department manage the Bank’s overall position within the set limits through spot trading, forward contracts, currency options, futures and swaps and foreign exchange swaps.  The Bank’s foreign exchange transactions are mainly conducted in the U.S. dollar (USD), Japanese yen (JPY), euro (EUR) and Chinese yuan (CNY). Other foreign currencies are limitedly traded.

Foreign currency denominated assets and liabilities as of December 31, 2017 and 2016 were as follows:

		December 31, 2017
		USD	JPY	EUR	CNY	Others	Total
Assets
Cash and due from banks	~~W~~	2,274,988	299,583	126,202	47,628	309,374	3,057,775
Trading assets		5,273	-	-	-	189,297	194,570
Derivative assets		59,391	4	766	-	1,084	61,245
Loans		13,748,731	621,085	869,759	10,593	2,374,413	17,624,581
Available-for-sale financial assets		1,481,426	9,557	52,583	-	163,365	1,706,931
Held-to-maturity financial assets		78,972	-	-	-	161,806	240,778
Other financial assets		1,579,952	249,845	154,491	322,573	126,381	2,433,242
		19,228,733	1,180,074	1,203,801	380,794	3,325,720	25,319,122

Liabilities
Deposits		10,660,116	904,411	475,537	99,904	1,364,916	13,504,884
Trading liabilities		-	-	-	-	434,586	434,586
Derivative liabilities		101,520	-	631	-	713	102,864
Borrowings		5,453,451	154,195	118,975	6,313	120,046	5,852,980
Debt securities issued		3,027,696	249,616	31,981	196,380	419,781	3,925,454
Other financial liabilities		2,542,251	134,056	208,206	280,558	121,373	3,286,444
		21,785,034	1,442,278	835,330	583,155	2,461,415	27,107,212

Net assets (liabilities)		(2,556,301)	(262,204)	368,471	(202,361)	864,305	(1,788,090)

Off-balance sheet items
Derivative exposures		2,142,131	9,635	(433,642)	86,857	(632,971)	1,172,010
Net position	~~W~~	(414,170)	(252,569)	(65,171)	(115,504)	231,334	(616,080)

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

4.	Financial risk management (continued)

4-2.	Market risk (continued)

(c) Foreign exchange risk (continued)

		December 31, 2016
		USD	JPY	EUR	CNY	Others	Total
Assets
Cash and due from banks	~~W~~	1,388,958	124,350	115,040	32,072	215,820	1,876,240
Trading assets		44,678	-	-	-	247,845	292,523
Derivative assets		59,340	107	-	-	400	59,847
Loans		14,612,771	740,119	894,473	51,808	1,997,070	18,296,241
Available-for-sale financial assets		1,130,056	-	4,178	-	152,459	1,286,693
Held-to-maturity financial assets		26,584	-	-	-	127,335	153,919
Other financial assets		1,690,010	367,034	117,092	263,518	90,258	2,527,912
		18,952,397	1,231,610	1,130,783	347,398	2,831,187	24,493,375

Liabilities
Deposits		9,284,612	675,774	372,817	73,852	1,173,016	11,580,071
Trading liabilities		-	-	-	-	485,995	485,995
Derivative liabilities		105,380	-	-	-	295	105,675
Borrowings		5,777,706	282,223	169,869	6,643	159,164	6,395,605
Debt securities issued		3,857,223	103,681	152,112	207,912	34,438	4,355,366
Other financial liabilities		1,999,552	435,054	181,817	265,293	162,242	3,043,958
		21,024,473	1,496,732	876,615	553,700	2,015,150	25,966,670

Net assets (liabilities)		(2,072,076)	(265,122)	254,168	(206,302)	816,037	(1,473,295)

Off-balance sheet items
Derivative exposures		2,063,897	(15,111)	(282,164)	86,910	(753,040)	1,100,492
Net position	~~W~~	(8,179)	(280,233)	(27,996)	(119,392)	62,997	(372,803)

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

4.	Financial risk management (continued)

4-3.Liquidity risk

Liquidity risk is the risk that the Bank will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivering cash or another financial asset.  The Risk Policy Committee is responsible for establishing policies and setting the limits related to liquidity risk management.  The Risk Management Department evaluates and manages the Bank’s overall liquidity risk and monitors compliance of all operating subsidiaries and foreign branches with limits on a daily basis.

The Bank applies the following basic principles for liquidity risk management:

•	raise funding in sufficient amounts at the optimal time and reasonable costs;
•	maintain risk at appropriate levels and preemptively manage them through a prescribed risk limit system and an early warning signal detection system;
•	secure stable sources of revenue and minimize actual losses by implementing an effective asset-liability management system based on diversified sources of funding with varying maturities;
•	monitor and manage daily and intra-daily liquidity positions and risk exposures as to timely payment and settlement of financial obligations due under both normal and crisis situations;
•	conduct periodic contingency analysis in anticipation of any potential liquidity crisis and establish and implement emergency plans in case of a crisis actually happening; and
•	consider liquidity-related costs, benefits and risks in determining the price of products and services, employee performance evaluations and approval of launching new products and services.

The Bank manages its liquidity risk within the limits set on won and foreign currency by using various analysis methods such as liquidity gap, real liquidity gap and loan-deposit ratio through the ALM system and various indices including risk limits, early warning index, and monitoring index.

The following table presents the Bank’s cash flows of financial assets and financial liabilities.  The amounts disclosed in the table are the contractual undiscounted cash flows.  Since the effect of the discount is insignificant for the balance with the maturities of less than 12 months, the amount is the same as the book value.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

4.	Financial risk management (continued)

4-3.Liquidity risk (continued)

(a)	Contractual maturities for financial instruments

Contractual maturities for financial assets and financial liabilities as of December 31, 2017 and 2016 were as follows:

		December 31, 2017
		1 month or less	1 month~ 3 months or less	3 months~ 6 months or less	6 months ~1 year or less	1 year~ 5 years or less	More than 5 years	Total
Assets
Cash and due from banks	~~W~~	14,631,494	64,901	2,213	20,439	282	-	14,719,329
Trading assets		8,834,871	-	-	-	-	-	8,834,871
Derivative assets		2,716,053	285,632	78,501	121,845	346,065	143,032	3,691,128
Loans		18,930,546	25,949,870	34,101,846	54,276,387	58,603,682	49,578,608	241,440,939
Available-for-sale financial assets		30,384,824	-	-	-	-	741,572	31,126,396
Held-to-maturity financial assets		69,896	111,827	191,826	1,364,781	13,332,844	658,766	15,729,940
Other financial assets		7,758,245	-	-	-	1,074,378	-	8,832,623
	~~W~~	83,325,929	26,412,230	34,374,386	55,783,452	73,357,251	51,121,978	324,375,226
Liabilities
Deposits	~~W~~	120,297,023	19,400,865	29,262,899	47,998,026	10,906,379	542,095	228,407,287
Trading liabilities		434,586	-	-	-	-	-	434,586
Derivative liabilities		2,490,191	38,289	30,028	46,915	164,442	60,717	2,830,582
Borrowings		5,153,920	2,662,692	1,345,695	2,216,950	2,688,860	627,208	14,695,325
Debt securities issued		610,653	1,944,975	2,016,407	6,307,767	12,213,940	2,940,935	26,034,677
Other financial liabilities		14,344,285	-	-	1,367	129,329	-	14,474,981
	~~W~~	143,330,658	24,046,821	32,655,029	56,571,025	26,102,950	4,170,955	286,877,438

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

4.	Financial risk management (continued)

4-3.Liquidity risk (continued)

(a)	Contractual maturities for financial instruments (continued)

		December 31, 2016
		1 month or less	1 month~ 3 months or less	3 months~ 6 months or less	6 months ~1 year or less	1 year~ 5 years or less	More than 5 years	Total
Assets
Cash and due from banks	~~W~~	9,640,895	14,680	1,778	-	470	-	9,657,823
Trading assets		9,277,441	-	-	-	-	-	9,277,441
Derivative assets		2,595,860	43,781	62,792	118,786	270,886	117,375	3,209,480
Loans		18,243,701	24,769,681	33,551,388	49,863,205	54,209,095	46,716,599	227,353,669
Available-for-sale financial assets		24,976,025	-	-	-	-	1,526,767	26,502,792
Held-to-maturity financial assets		41,285	164,525	127,523	1,291,806	9,260,051	1,386,961	12,272,151
Other financial assets		10,697,405	-	-	-	1,108,311	-	11,805,716
	~~W~~	75,472,612	24,992,667	33,743,481	51,273,797	64,848,813	49,747,702	300,079,072
Liabilities
Financial liabilities designated at fair value through profit or loss	~~W~~	35	-	1,916	-	4,598	-	6,549
Deposits		112,374,692	19,951,625	27,152,389	45,764,375	8,557,646	1,086,807	214,887,534
Trading liabilities		485,995	-	-	-	-	-	485,995
Derivative liabilities		2,478,244	24,418	29,040	27,249	81,619	26,054	2,666,624
Borrowings		4,961,013	1,690,847	1,073,366	2,419,488	3,405,191	602,162	14,152,067
Debt securities issued		622,461	1,188,455	3,075,140	3,931,525	9,958,411	4,028,492	22,804,484
Other financial liabilities		12,039,292	-	-	-	121,155	-	12,160,447
	~~W~~	132,961,732	22,855,345	31,331,851	52,142,637	22,128,620	5,743,515	267,163,700

These amounts include cash flows of principal and interest on financial assets and financial liabilities.  The undiscounted cash flows were classified based on the earliest dates for obligated repayment.  Trading assets and available-for-sale financial assets except for assets restricted for sale for certain periods were included in the less than 1 month.

(b)	Contractual maturities for off balance sheet items

Financial guarantees such as financial guarantee contracts, loan commitments and others provided by the Bank are classified based on the earliest date at which the Bank should fulfill the obligation under the guarantee when the counterparty requests for the payment.

Off-balance sheet items as of December 31, 2017 and 2016 were as follows:

		December 31, 2017	December 31, 2016
Financial guarantee contracts	~~W~~	6,452,931	5,935,702
Loan commitments and others		70,271,358	72,056,734
	~~W~~	76,724,289	77,992,436

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

4.	Financial risk management (continued)

4-4.	Measurement of fair value

The fair value which the Bank primarily uses for measurement of financial instruments are the published price quotations in an active market which are based on the market prices or the dealer price quotations of financial instruments traded in an active market where available, which is the best evidence of fair value.

If the market for a financial instrument is not active, fair value is established either by using a valuation technique or independent third-party valuation service.  The Bank uses diverse valuation techniques under reasonable assumptions which are based on the inputs observable in markets at the end of each reporting period.

Valuation techniques include using the recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.  For example, the fair value for interest swaps is the present value of estimated future cash flows, and fair value for foreign exchange forwards contracts is measured by using the published forward exchange rate at the end of each reporting period.

The Bank classifies and discloses fair value of the financial instruments into the following three-level hierarchy:

(i) Level 1: Financial instruments measured at quoted prices from active markets are classified as level 1.

(ii) Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.

(iii) Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

4.	Financial risk management (continued)

4-4.	Measurement of fair value (continued)

(a)	Financial instruments measured at fair value

i) The table below analyzes financial instruments measured at the fair value as of December 31, 2017 and 2016 by the level in the fair value hierarchy into which the fair value measurement is categorized:

		December 31, 2017
		Level 1	Level 2	Level 3	Total
Financial assets
Trading assets:
Debt securities	~~W~~	656,806	7,684,774	-	8,341,580
Equity securities		2,220	301,774	-	303,994
Gold/silver deposits		189,297	-	-	189,297
Derivative assets:
Trading		33	2,585,881	8,343	2,594,257
Hedging		-	6,633	1,799	8,432
Available-for-sale financial assets:
Debt securities		8,777,666	19,646,018	-	28,423,684
Equity securities		348,685	1,253,593	1,100,435	2,702,713
	~~W~~	9,974,707	31,478,673	1,110,577	42,563,957
Financial liabilities
Trading liabilities:
Gold/silver deposits	~~W~~	434,586	-	-	434,586
Derivative liabilities:
Trading		55	2,474,381	3,574	2,478,010
Hedging		-	93,786	425,162	518,948
	~~W~~	434,641	2,568,167	428,736	3,431,544

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

4.	Financial risk management (continued)

4-4.	Measurement of fair value (continued)

(a)	Financial instruments measured at fair value (continued)

		December 31, 2016
		Level 1	Level 2	Level 3	Total
Financial assets
Trading assets:
Debt securities	~~W~~	555,329	6,868,833	-	7,424,162
Equity securities		4,994	1,600,440	-	1,605,434
Gold/silver deposits		247,845	-	-	247,845
Derivative assets:
Trading		-	2,535,128	25,370	2,560,498
Hedging		-	7,520	7,665	15,185
Available-for-sale financial assets:
Debt securities		6,445,116	17,367,919	-	23,813,035
Equity securities		596,538	988,791	1,104,428	2,689,757
	~~W~~	7,849,822	29,368,631	1,137,463	38,355,916
Financial liabilities
Financial liabilities designated at fair value through profit or loss: Deposits	~~W~~	-	4,277	2,005	6,282
Trading liabilities:
Gold/silver deposits		485,995	-	-	485,995
Derivative liabilities:
Trading		-	2,443,746	3,803	2,447,549
Hedging		-	74,524	259,127	333,651
	~~W~~	485,995	2,522,547	264,935	3,273,477

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

4.	Financial risk management (continued)

4-4.	Measurement of fair value (continued)

(a)	Financial instruments measured at fair value (continued)

ii) There was no transfer between level 1 and level 2 for the years ended December 31, 2017 and 2016.

iii) Changes in level 3 of the fair value hierarchy

Changes in level 3 of the fair value hierarchy for the years ended December 31, 2017 and 2016 were as follows:

		December 31, 2017
		Available-for-sale financial assets	Net derivative instruments	Financial liabilities designated at fair value through profit or loss	Total
Beginning balance	~~W~~	1,104,428	(229,895)	(2,005)	872,528
Total gain or loss:
Recognized in profit or loss (*1)		(149,742)	(191,909)	4	(341,647)
Recognized in other comprehensive income		20,071	-	-	20,071
Purchases/Issues		215,344	2,441	-	217,785
Settlements		(93,096)	741	2,001	(90,354)
Transfers into level 3 (*2)		3,430	28	-	3,458
Ending balance	~~W~~	1,100,435	(418,594)	-	681,841

		December 31, 2016
		Available-for-sale financial assets	Net derivative instruments	Financial liabilities designated at fair value through profit or loss	Total
Beginning balance	~~W~~	878,888	(61,801)	(2,967)	814,120
Total gain or loss:
Recognized in profit or loss (*1)		13,470	(188,240)	(5)	(174,775)
Recognized in other comprehensive loss		(37,397)	-	-	(37,397)
Purchases/issues		360,099	(1,163)	-	358,936
Settlements		(105,320)	1,621	967	(102,732)
Transfers into level 3 (*2)		-	19,688	-	19,688
Transfers out of level 3 (*2)		(5,312)	-	-	(5,312)
Ending balance	~~W~~	1,104,428	(229,895)	(2,005)	872,528

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

4.	Financial risk management (continued)

4-4.	Measurement of fair value (continued)

(a)	Financial instruments measured at fair value (continued)

(*1) Gains or losses among the changes in level 3 of the fair value hierarchy and gains or losses related to financial instruments that the Bank held as of December 31, 2017 and 2016 are presented in the statement of comprehensive income as follows:

		December 31, 2017		December 31, 2016
		Gains or losses recognized in profit or loss	Gains or losses recognized in profit or loss for financial instrument held at the end of the year	Gains or losses recognized in profit or loss	Gains or losses recognized in profit or loss for financial instrument held at the end of the year
Net trading loss	~~W~~	(2,996)	(2,996)	(1,016)	(1,016)
Net gain (loss) on financial instruments designated at fair value through profit or loss		4	-	(5)	(5)
Net gain on sale of available-for-sale financial assets		1,232	989	22,042	483
Impairment loss on financial assets		(150,974)	(150,974)	(8,572)	(7,914)
Net other operating expenses		(188,913)	(188,913)	(187,224)	(187,224)
	~~W~~	(341,647)	(341,894)	(174,775)	(195,676)

(*2) These financial instruments were transferred into or out of level 3 as the availability of observable market data has changed.  The Bank recognized transfers between levels of the fair value hierarchy at the end of the reporting period during which the event or the change in circumstances that caused the transfer has occurred.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

4.	Financial risk management (continued)

4-4.	Measurement of fair value (continued)

(a)	Financial instruments measured at fair value (continued)

iv) Valuation techniques and inputs used in measuring fair value of financial instruments

ⓐ Valuation techniques and inputs used in measuring fair value of financial instruments classified as level 2 as of December 31, 2017 and December 31, 2016 were as follows:

	December 31, 2017
	Type of financial instruments		Book value	Valuation techniques	Inputs
Financial assets
Trading assets	Debt securities	~~W~~	7,684,774	Discounted cash flow	Discount rate
	Equity securities		301,774	Net asset value	Price of underlying assets
			7,986,548
Derivative assets	Trading		2,585,881	Option model, Discounted cash flow	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
	Hedging		6,633
			2,592,514
Available-for-sale financial assets	Debt securities		19,646,018	Discounted cash flow	Discount rate
	Equity securities		1,253,593	Net asset value	Price of underlying assets
			20,899,611
		~~W~~	31,478,673
Financial liabilities
Derivative liabilities	Trading	~~W~~	2,474,381	Option model, Discounted cash flow	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
	Hedging		93,786
		~~W~~	2,568,167

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

4.	Financial risk management (continued)

4-4.	Measurement of fair value (continued)

(a) Financial instruments measured at fair value (continued)

iv) Valuation techniques and inputs used in measuring fair value of financial instruments (continued)

	December 31, 2016
	Type of financial instruments		Book value	Valuation techniques	Inputs

Financial assets
Trading assets	Debt securities	~~W~~	6,868,833	Discounted cash flow	Discount rate
	Equity securities		1,600,440	Net asset value	Price of underlying assets
			8,469,273
Derivative assets	Trading		2,535,128	Option model,	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
	Hedging		7,520	Discounted cash flow
			2,542,648

Available-for-sale financial assets	Debt securities		17,367,919	Discounted cash flow	Discount rate
	Equity securities		988,791	Net asset value	Price of underlying assets
			18,356,710
		~~W~~	29,368,631

Financial liabilities
Financial liabilities designated at fair value through profit or loss	Deposits	~~W~~	4,277	Option model	Discount rate, volatility, stock price index
Derivative liabilities	Trading		2,443,746	Option model,	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
	Hedging		74,524	Discounted cash flow
			2,518,270
		~~W~~	2,522,547

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

4.	Financial risk management (continued)

4-4.	Measurement of fair value (continued)

(a) Financial instruments measured at fair value (continued)

iv) Valuation techniques and inputs used in measuring fair value (continued)

ⓑ Information about valuation techniques and significant unobservable inputs in measuring financial instruments categorized as level 3 as of December 31, 2017 and 2016 were as follows:

	December 31, 2017
	Valuation technique	Type of financial instrument		Book value	Significant unobservable input	Range of estimates for unobservable input

Financial assets
Derivative assets	Option model (*1)	Equity and foreign exchange related	~~W~~	4,846	The volatility of the underlying assets	1.32%~29.53%
					Correlations	0.14%
	Option model (*1)	Interest rates related		5,296	The volatility of the underlying assets	0.42%~0.70%
					Regression coefficient	0.42%~1.65%
					Correlations	42.20%~90.33%
				10,142
Available-for-sale financial assets	Discounted cash flow Comparable company analysis Net asset value	Equity securities		1,100,435	Discount rate	1.98%~20.51%
					Growth rate	0.00%
			~~W~~	1,110,577

Financial liabilities
Derivative Liabilities	Option model (*1)	Equity and foreign exchange related	~~W~~	80	The volatility of the underlying assets	1.32%~26.30%
					Correlations	0.14%

	Option model (*1)	Interest rates related		428,656	The volatility of the underlying assets	0.50%~0.70%
					Regression coefficient	1.65%~2.77%
					Correlations	32.63%~90.33%
			~~W~~	428,736

(*1) Option models that the Bank uses in derivative valuation include Black-Scholes model, Hull-White model, Monte Carlo simulation, etc.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

4.	Financial risk management (continued)

4-4.	Measurement of fair value (continued)

(a) Financial instruments measured at fair value (continued)

iv) Valuation techniques and inputs used in measuring fair value of financial instruments (continued)

	December 31, 2016
	Valuation technique	Type of financial instrument		Book value	Significant unobservable input	Range of estimates for unobservable input

Financial assets
Derivative assets	Option model (*1)	Equity and foreign exchange related	~~W~~	22,723	The volatility of the underlying assets	13.10%~21.99%
					Correlations	(-)19.03%
	Option model (*1)	Interest rates related		10,312	The volatility of the underlying assets	0.54%~0.87%
					Regression coefficient	0.02%~2.05%
					Correlations	61.01%
				33,035
Available-for-sale financial assets	Discounted cash flow Comparable company analysis Net asset value	Equity securities		1,104,428	Discount rate	1.73%~18.49%
					Growth rate	0.00%
			~~W~~	1,137,463

Financial liabilities
Financial liabilities designated at fair value through profit or loss	Option model (*1)	Equity related	~~W~~	2,005	The volatility of the underlying asset Correlations	15.97%~29.44% (-)1.80%~61.10%
Derivative liabilities	Option model (*1)	Equity and foreign exchange related		1,156	The volatility of the underlying assets	19.90%~33.69%
					Correlations	(-)19.03%~61.10%
	Option model (*1)	Interest rates related		261,774	The volatility of the underlying assets	0.51%~0.87%
					Regression coefficient	0.02%~3.02%
					Correlations	42.93%~61.01%
				262,930
			~~W~~	264,935

(*1) Option models that the Bank uses in derivative valuation include Black-Scholes model, Hull-White model, Monte Carlo simulation, etc.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

4.	Financial risk management (continued)

4-4.	Measurement of fair value (continued)

(a) Financial instruments measured at fair value (continued)

v) Sensitivity to changes in unobservable inputs

For level 3 fair value measurement, changing one or more of the unobservable inputs used to reasonably possible alternative assumptions would have the following effect on profit (loss), and other comprehensive income (loss) as of December 31, 2017 and 2016 were as follows:

			December 31, 2017
Type of financial instrument			Profit (loss) for the year		Other comprehensive income (loss) for the year
			Favorable change	Unfavorable change	Favorable change	Unfavorable change
Derivative assets (*1)	Equity and foreign exchange related	~~W~~	1,238	(846)	-	-
	Interest rates related		278	(326)	-	-
Available-for-sale financial assets (*2)	Equity securities		-	-	16,435	(8,229)
		~~W~~	1,516	(1,172)	16,435	(8,229)
Derivative liabilities (*1)	Equity and foreign exchange related	~~W~~	10	(13)	-	-
	Interest rates related		13,820	(13,280)	-	-
		~~W~~	13,830	(13,293)	-	-

(*1) Based on 10% of increase or decrease in volatility of underlying assets or correlations.

(*2) Based on changes in growth rate (0%~1%) and discount rate (-1%~1%).

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

4.	Financial risk management (continued)

4-4.	Measurement of fair value (continued)

(a) Financial instruments measured at fair value (continued)

			December 31, 2016
Type of financial instrument			Profit (loss) for the year		Other comprehensive income (loss) for the year
			Favorable change	Unfavorable change	Favorable change	Unfavorable change
Derivative assets (*1)	Equity and foreign exchange related	~~W~~	1,652	(1,039)	-	-
	Interest rates related		1,397	(1,488)	-	-
Available-for-sale financial assets (*2)	Equity securities		-	-	12,673	(6,531)
		~~W~~	3,049	(2,527)	12,673	(6,531)
Financial liabilities designated at fair value through profit or loss (*1)	Equity related	~~W~~	1	(1)	-	-
Derivative liabilities (*1)	Equity and foreign exchange related		59	(68)	-	-
	Interest rates related		8,211	(9,424)	-	-
		~~W~~	8,271	(9,493)	-	-

(*1) Based on 10% of increase or decrease in volatility of underlying assets or correlations.

(*2) Based on changes in growth rate (0%~1%) and discount rate (-1%~1%).

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

4.	Financial risk management (continued)

4-4.	Measurement of fair value (continued)

(b) Financial instruments measured at amortized cost

i) The method of measuring the fair value of financial instruments measured at amortized cost is as follows:

Type	Measurement methods of fair value
Cash and due from banks

The book value and the fair value for cash are identical and most of deposits are floating interest rate deposits or next day deposits of a short-term instrument.  Therefore, the book value for deposits approximates fair value.

Loans	The fair value of loans is measured by discounting the expected cash flows at the market interest rate, credit risk, etc.
Held-to-maturity financial assets	The fair value of held-to-maturity financial assets is determined by applying the lesser of two quoted bond prices provided by two bond pricing agencies as of the latest trading date.
Deposits and borrowings

The book amount and the fair value for demand deposits, cash management account deposits, call money and bonds sold under repurchase agreements as short-term instruments are identical.  The fair value of others is measured by discounting the contractual cash flows at the market interest rate that takes into account the residual risk.

Debt securities issued

The fair value of deposits and borrowings is based on the published price quotations in an active market.  In case there is no observable market price, it is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

4.	Financial risk management (continued)

4-4.	Measurement of fair value (continued)

(b) Financial instruments measured at amortized cost (continued)

ii) The book value and the fair value of financial instruments measured at amortized cost as of December 31, 2017 and 2016 were as follows:

		December 31, 2017
		Book value
		Balance	Unamortized balance	Allowance	Total	Fair value
Assets
Cash and due from banks:
Cash	~~W~~	1,658,239	-	-	1,658,239	1,658,239
Due from banks		13,057,347	-	(3,080)	13,054,267	13,054,267
Loans:
Household loans		98,890,625	362,349	(297,121)	98,955,853	98,630,107
Corporate loans		112,981,422	63,989	(1,011,466)	112,033,945	112,535,482
Public and other loans		2,203,307	1,149	(10,135)	2,194,321	2,202,338
Loans to bank		3,805,922	-	(4,694)	3,801,228	3,794,103
Held-to-maturity financial assets:
Government bonds		9,595,227	-	-	9,595,227	9,599,761
Financial institutions bonds		1,105,280	-	-	1,105,280	1,103,804
Corporate bonds and others		3,658,077	-	-	3,658,077	3,654,443
Other financial assets		8,832,623	(44,116)	(24,193)	8,764,314	8,787,940
	~~W~~	255,788,069	383,371	(1,350,689)	254,820,751	255,020,484
Liabilities
Deposits:
Demand deposits	~~W~~	97,507,785	-	-	97,507,785	97,507,785
Time deposits		111,849,093	-	-	111,849,093	111,691,554
Negotiable certificates of deposits		6,973,204	-	-	6,973,204	7,013,548
Note discount deposits		3,423,459	-	-	3,423,459	3,423,320
CMA (*1)		4,197,146	-	-	4,197,146	4,197,146
Others		24,350	-	-	24,350	24,349
Borrowings:
Call money		433,281	-	-	433,281	433,281
Bill sold		13,605	-	-	13,605	13,580
Bonds sold under repurchase agreements		225,265	-	-	225,265	225,265
Borrowings		13,799,569	-	-	13,799,569	13,779,335
Debt securities issued:
Debt securities issued in Korean won		20,057,244	(29,698)	-	20,027,546	19,886,840
Debt securities issued in foreign currencies		3,925,454	(23,277)	-	3,902,177	3,918,403
Other financial liabilities		14,557,598	(2,915)	-	14,554,683	14,528,020
	~~W~~	276,987,053	(55,890)	-	276,931,163	276,642,426

(*1) CMA: Cash management account deposits

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

4.	Financial risk management (continued)

4-4. Measurement of fair value (continued)

(b) The financial instruments measured at amortized cost (continued)

		December 31, 2016
		Book value				Fair value
		Balance	Unamortized balance	Allowance	Total
Assets
Cash and due from banks:
Cash	~~W~~	1,669,277	-	-	1,669,277	1,669,277
Due from banks		7,985,154	-	(1,311)	7,983,843	7,983,843
Loans:
Household loans		93,629,743	319,007	(254,408)	93,694,342	94,240,314
Corporate loans		107,064,233	57,763	(996,410)	106,125,586	106,726,162
Public and other loans		2,092,423	1,204	(7,682)	2,085,945	2,096,380
Loans to bank		4,733,065	-	(5,462)	4,727,603	4,727,748
Held-to-maturity financial assets:
Government bonds		6,634,424	-	-	6,634,424	6,811,858
Financial institutions bonds		680,918	-	-	680,918	685,090
Corporate bonds and others		3,781,915	-	-	3,781,915	3,808,886
Other financial assets		11,805,716	(32,539)	(25,360)	11,747,817	11,770,356
	~~W~~	240,076,868	345,435	(1,290,633)	239,131,670	240,519,914
Liabilities
Deposits:
Demand deposits	~~W~~	88,657,290	-	-	88,657,290	88,657,290
Time deposits		109,477,445	-	-	109,477,445	109,465,602
Negotiable certificates of deposits		5,827,823	-	-	5,827,823	5,850,737
Note discount deposits		4,581,276	-	-	4,581,276	4,581,110
CMA		2,473,048	-	-	2,473,048	2,473,048
Others		26,799	-	-	26,799	26,800
Borrowings:
Call money		592,819	-	-	592,819	592,819
Bill sold		12,427	-	-	12,427	12,407
Bonds sold under repurchase agreements		380,037	-	-	380,037	380,037
Borrowings		12,960,318	(723)	-	12,959,595	12,974,010
Debt securities issued:
Debt securities issued in Korean won		16,604,738	(19,599)	-	16,585,139	16,652,141
Debt securities issued in foreign currencies		4,355,367	(17,180)	-	4,338,187	4,345,499
Other financial liabilities		12,226,777	(2,404)	-	12,224,373	12,203,270
	~~W~~	258,176,164	(39,906)	-	258,136,258	258,214,770

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

4.	Financial risk management (continued)

4-4.	Measurement of fair value (continued)

(b) Financial instruments measured at amortized cost (continued)

iii) The fair value hierarchy of financial instruments which are not measured at fair value in the separate statement of financial position as of December 31, 2017 and 2016 were as follows:

		December 31, 2017
		Level 1	Level 2	Level 3	Total
Assets
Cash and due from banks:
Cash and cash equivalent	~~W~~	1,658,239	-	-	1,658,239
Due from banks		-	13,054,267	-	13,054,267
Loans:
Household loans		-	-	98,630,107	98,630,107
Corporate loans		-	-	112,535,482	112,535,482
Public and other loans		-	-	2,202,338	2,202,338
Loans to bank		-	748,348	3,045,755	3,794,103
Held-to-maturity financial assets:
Government bonds		1,411,506	8,188,255	-	9,599,761
Financial institutions bonds		936,067	167,737	-	1,103,804
Corporate bonds and others		-	3,654,443	-	3,654,443
Other financial assets		-	6,641,439	2,146,501	8,787,940
	~~W~~	4,005,812	32,454,489	218,560,183	255,020,484
Liabilities
Deposits:
Demand deposits	~~W~~	-	97,507,785	-	97,507,785
Time deposits		-	-	111,691,554	111,691,554
Negotiable certificates of deposits		-	-	7,013,548	7,013,548
Note discount deposits		-	-	3,423,320	3,423,320
CMA		-	4,197,146	-	4,197,146
Others		-	-	24,349	24,349
Borrowings:
Call money		-	433,281	-	433,281
Bill sold		-	-	13,580	13,580
Bonds sold under repurchase agreements		-	-	225,265	225,265
Borrowings		-	-	13,779,335	13,779,335
Debt securities issued:
Debt securities issued in Korean won		-	17,346,923	2,539,917	19,886,840
Debt securities issued in foreign currencies		-	3,918,403	-	3,918,403
Other financial liabilities		-	5,454,293	9,073,727	14,528,020
	~~W~~	-	128,857,831	147,784,595	276,642,426

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

4.	Financial risk management (continued)

4-4.	Measurement of fair value (continued)

(b) Financial instruments measured at amortized cost (continued)

		December 31, 2016
		Level 1	Level 2	Level 3	Total
Assets
Cash and due from banks:
Cash	~~W~~	1,669,277	-	-	1,669,277
Due from banks		-	7,983,843	-	7,983,843
Loans:
Household loans		-	-	94,240,314	94,240,314
Corporate loans		-	-	106,726,162	106,726,162
Public and other loans		-	-	2,096,380	2,096,380
Loans to bank		-	1,570,196	3,157,552	4,727,748
Held-to-maturity financial assets:
Government bonds		2,017,133	4,794,725	-	6,811,858
Financial institutions bonds		600,846	84,244	-	685,090
Corporate bonds and others		-	3,808,886	-	3,808,886
Other financial assets		-	9,790,287	1,980,069	11,770,356
	~~W~~	4,287,256	28,032,181	208,200,477	240,519,914
Liabilities
Deposits:
Demand deposits	~~W~~	-	88,657,290	-	88,657,290
Time deposits		-	-	109,465,602	109,465,602
Negotiable certificates of deposits		-	-	5,850,737	5,850,737
Note discount deposits		-	-	4,581,110	4,581,110
CMA		-	2,473,048	-	2,473,048
Others		-	-	26,800	26,800
Borrowings:
Call money		-	592,819	-	592,819
Bill sold		-	-	12,407	12,407
Bonds sold under repurchase agreements		-	-	380,037	380,037
Borrowings		-	-	12,974,010	12,974,010
Debt securities issued:
Debt securities issued in Korean won		-	14,212,419	2,439,722	16,652,141
Debt securities issued in foreign currencies		-	4,345,499	-	4,345,499
Other financial liabilities		-	4,651,912	7,551,358	12,203,270
	~~W~~	-	114,932,987	143,281,783	258,214,770

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

4.	Financial risk management (continued)

4-4.	Measurement of fair value (continued)

(b) Financial instruments measured at amortized cost (continued)

iv) For financial instruments not measured at fair value in the statement of financial position but for which the fair value is disclosed, valuation techniques and inputs used in measuring fair value of financial instruments classified as level 2 or level 3 as of December 31, 2017 and 2016 were as follows:

	December 31, 2017
Level	Type of financial instrument		Fair value (*1)	Valuation technique	Inputs
Level 2	Held-to-maturity financial assets	~~W~~	12,010,435	Discounted cash flow	Discount rate
Level 3	Loans		216,413,682		Discount rate, Credit spread, Prepayment rate
	Other financial assets		2,146,501		Discount rate
		~~W~~	230,570,618
Level 2	Debt securities issued	~~W~~	21,265,326	Discounted cash flow	Discount rate
Level 3	Deposits (*1)		122,107,524		Discount rate
	Borrowings (*1)		8,918,817		Discount rate
	Debt securities issued		2,539,917		Discount rate, Regression coefficient, Correlations
	Other financial liabilities		9,073,727		Discount rate
		~~W~~	163,905,311

(*1) The amounts, which were not evaluated by the valuation technique, are not included and disclosed because the carrying amount is the reasonable approximation of fair value.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

4.	Financial risk management (continued)

4-4.	Measurement of fair value (continued)

(b) Financial instruments measured at amortized cost (continued)

	December 31, 2016
Level	Type of financial instrument		Fair value (*1)	Valuation technique	Inputs
Level 2	Held-to-maturity financial assets	~~W~~	8,687,855	Discounted cash flow	Discount rate
Level 3	Loans		206,220,408		Discount rate, Credit spread, Prepayment rate
	Other financial assets		1,980,069		Discount rate
		~~W~~	216,888,332
Level 2	Debt securities issued	~~W~~	18,557,918	Discounted cash flow	Discount rate
Level 3	Deposits (*1)		119,875,884		Discount rate
	Borrowings (*1)		7,824,101		Discount rate
	Debt securities issued		2,439,722		Discount rate, Regression coefficient, Correlations
	Other financial liabilities		7,551,358		Discount rate
		~~W~~	156,248,983

(*1) The amounts, which were not evaluated by the valuation technique, are not included and disclosed because the carrying amount is the reasonable approximation of fair value.

(c) Deferred day one profit or loss for the years ended December 31, 2017 and 2016 were as follows:

		2017
Type of financial		Beginning			Ending
instrument		balance	Deferred	Amortization	balance
Financial liabilities designated at fair value through profit or loss	~~W~~	(12)	-	12	-
Equity swap liabilities		12	-	(12)	-

		2016
Type of financial		Beginning			Ending
instrument		Balance	Deferred	Amortization	balance
Financial liabilities designated at fair value through profit or loss	~~W~~	(39)	-	27	(12)
Equity swap liabilities		38	-	(26)	12

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

4.	Financial risk management (continued)

4-4.	Measurement of fair value (continued)

(d) Classification by category of financial instruments

Financial assets and liabilities were measured at fair value or amortized cost.  The financial instruments measured at fair value or amortized costs were measured in accordance with the Bank’s valuation methodologies, which were described in Note 3.

The carrying amounts of each category of financial instruments as of December 31, 2017 and 2016 were as follows:

		December 31, 2017
		Financial assets at fair value through profit or loss	Available-for-sale financial assets	Held-to-maturity financial assets	Loans and receivables	Derivatives held for hedging	Total
Assets
Due from banks	~~W~~	-	-	-	13,054,267	-	13,054,267
Trading assets		8,834,871	-	-	-	-	8,834,871
Derivative assets		2,594,256	-	-	-	8,433	2,602,689
Loans		-	-	-	216,985,347	-	216,985,347
Available-for-sale financial assets		-	31,126,397	-	-	-	31,126,397
Held-to-maturity financial assets		-	-	14,358,584	-	-	14,358,584
Other financial assets		-	-	-	8,764,314	-	8,764,314
	~~W~~	11,429,127	31,126,397	14,358,584	238,803,928	8,433	295,726,469

		Trading liabilities	Financial liabilities measured at amortized cost	Derivatives held for hedging	Total
Liabilities
Deposits	~~W~~	-	223,975,037	-	223,975,037
Trading liabilities		434,586	-	-	434,586
Derivative liabilities		2,478,010	-	518,948	2,996,958
Borrowings		-	14,471,720	-	14,471,720
Debt securities issued		-	23,929,723	-	23,929,723
Other financial liabilities		-	14,554,683	-	14,554,683
	~~W~~	2,912,596	276,931,163	518,948	280,362,707

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

4.	Financial risk management (continued)

4-4.	Measurement of fair value (continued)

(d) Classification by category of financial instruments (continued)

		December 31, 2016
		Financial assets at fair value through profit or loss	Available-for-sale financial assets	Held-to-maturity financial assets	Loans and receivables	Derivatives held for hedging	Total
Assets
Due from banks	~~W~~	-	-	-	7,983,843	-	7,983,843
Trading assets		9,277,441	-	-	-	-	9,277,441
Derivative assets		2,560,498	-	-	-	15,185	2,575,683
Loans		-	-	-	206,633,476	-	206,633,476
Available-for-sale financial assets		-	26,502,792	-	-	-	26,502,792
Held-to-maturity financial assets		-	-	11,097,257	-	-	11,097,257
Other financial assets		-	-	-	11,747,817	-	11,747,817
	~~W~~	11,837,939	26,502,792	11,097,257	226,365,136	15,185	275,818,309

		Trading liabilities	Financial liabilities designated at fair value through profit or loss	Financial liabilities measured at amortized cost	Derivatives held for hedging	Total
Liabilities
Deposits	~~W~~	-	-	211,043,681	-	211,043,681
Trading liabilities		485,995	-	-	-	485,995
Financial liabilities designated at fair value through profit or loss		-	6,282	-	-	6,282
Derivative liabilities		2,447,549	-	-	333,651	2,781,200
Borrowings		-	-	13,944,878	-	13,944,878
Debt securities issued		-	-	20,923,326	-	20,923,326
Other financial liabilities		-	-	12,224,373	-	12,224,373
	~~W~~	2,933,544	6,282	258,136,258	333,651	261,409,735

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

4.	Financial risk management (continued)

4-4.	Measurement of fair value (continued)

(e) Financial instruments income and costs by category for the years ended December 31, 2017 and 2016 were as follows:

		2017
		Interest income (expense)	Fees and commission income (expense)	Impairment loss	Others	Total	Other comprehensive income (loss)
Trading assets	~~W~~	140,217	8,794	-	(99,505)	49,506	-
Available-for-sale financial assets		428,647	-	(178,228)	273,049	523,468	(160,937)
Held-to-maturity financial assets		334,009	-	-	-	334,009	-
Loans and receivables		6,546,404	132,501	(482,131)	36,869	6,233,643	-
Trading liabilities		-	(96)	-	-	(96)	-
Financial liabilities designated at fair value through profit or loss		-	-	-	(43)	(43)	-
Financial liabilities measured at amortized cost		(2,928,039)	(58)	-	194,559	(2,733,538)	17,595
Net derivatives held for hedging		-	-	-	(194,434)	(194,434)	-
	~~W~~	4,521,238	141,141	(660,359)	210,495	4,212,515	(143,342)

		2016
		Interest income (expense)	Fees and commission income (expense)	Impairment loss	Others	Total	Other comprehensive loss
Trading assets	~~W~~	111,606	6,782	-	(10,205)	108,183	-
Available-for-sale financial assets		406,714	-	(83,260)	498,233	821,687	(285,789)
Held-to-maturity financial assets		305,441	-	-	-	305,441	-
Loans and receivables		6,284,010	204,432	(638,586)	16,922	5,866,778	-
Trading liabilities		-	(72)	-	-	(72)	-
Financial liabilities designated at fair value through profit or loss		-	-	-	(206)	(206)	-
Financial liabilities measured at amortized cost		(2,978,630)	(120)	-	240,602	(2,738,148)	(13,845)
Net derivatives held for hedging		-	-	-	(247,598)	(247,598)	-
	~~W~~	4,129,141	211,022	(721,846)	497,748	4,116,065	(299,634)

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

4.	Financial risk management (continued)

4-5.	Capital risk management

Capital regulations applicable to banks were adopted in 1988, which focused primarily on capital adequacy and asset soundness as a measure of risk.  Building upon the initial Basel Capital Accord of 1988, capital regulations were developed to reflect additional risks as well.  For the purpose of improving risk management and increasing capital adequacy of banks, capital adequacy standards based on the new Basel Capital Accord (Basel III) was implemented by the Financial Services Commission regulations beginning in December 1, 2013.  Under these regulations, all domestic banks including the Bank were required to maintain a capital adequacy ratio of 8% or above and report whether the Bank meet the capital adequacy ratio to the Financial Services Commission.

Under the Banking Act, the capital of a bank is divided into two categories.

(a) Tier 1 capital (Common equity Tier 1 capital + Additional Tier 1 capital)

i) Common equity Tier 1 capital: Common equity Tier 1 capital consists of capital stock, capital surplus, retained earnings (excluding regulatory reserve for loan loss), accumulated other comprehensive income and other disclosed reserves, and non-controlling interests that meet certain criteria.

ii) Additional Tier 1 capital: Additional Tier 1 capital consists of equity instrument that meet certain criteria for perpetual nature of the equity instrument, any related capital surplus, instruments issued by consolidated subsidiaries of the Bank and held by third parties that meet certain criteria.

(b) Tier 2 capital (Supplementary capital)

Tier 2 capital consists of instruments that meet certain criteria for loss absorption in case of liquidation, any related capital surplus, and instruments issued by consolidated subsidiaries of the Bank and held by third parties that meet certain criteria.

The capital adequacy ratio of the Bank is calculated by ratios of Tier 1 and Tier 2 capital (less any capital deductions) to risk-weighted assets.  Pursuant to Basel III, operational risk, such as inadequate procedures, loss risk by employees, internal systems, occurrence of unexpected events, as well as credit risk and market risk, is taken into account in calculating the risk-weighted assets.

The Bank evaluates and manages the capital adequacy ratio pursuant to internally developed standards.  It means that the Bank assesses whether the level on ratio of available capital to economic capital is sufficient, or not.  The Bank manages the economic adequacy by the amount of each risk type including credit, market, operation, interest rate, liquidity, concentration, and foreign currency settlement risk, as well as the total amounts of all of those.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

4.	Financial risk management (continued)

4-5.	Capital risk management (continued)

Details of capital categories and the capital adequacy ratio of the Bank as of December 31, 2017 and 2016 were as follows:

Category		December 31, 2017	December 31, 2016
Capital:
Common equity Tier 1 capital	~~W~~	20,891,478	19,913,369
Additional Tier 1 capital		669,927	472,121
Tier 1 capital		21,561,405	20,385,490
Tier 2 capital		3,829,348	3,953,215
	~~W~~	25,390,753	24,338,705

Risk-weighted assets
Credit risk-weighted assets (*1)	~~W~~	146,784,021	139,364,140
Market risk-weighted assets		6,802,866	6,452,075
Operating risk-weighted assets		9,287,919	9,211,163
	~~W~~	162,874,806	155,027,378

Capital adequacy ratio:
Common equity Tier 1 capital ratio		12.83%	12.85%
Tier 1 capital ratio		13.24%	13.15%
Tier 2 capital ratio		2.35%	2.55%
Total capital ratio		15.59%	15.70%

(*1) Insufficient capital under capital floor is included in credit risk-weighted assets.

Pursuant to related regulations, the Bank shall maintain the total capital ratio at 8.0% or above, Tier 1 capital ratio at 6.0% or above and common equity capital ratio at 4.5% or above.  In 2016, the minimum regulatory BIS capital requirement to be met by 2019 was raised to 14% due to the enforcement of Basel III capital regulations.  This is due to the additions of capital conservation buffer (2.5%), additional capital buffer for Domestic Systemically Important Bank (“D-SIB”) (1.0%) and countercyclical capital buffer (2.5%) to the existing minimum capital ratio of 8.0%.  Capital conservation buffer and additional capital buffer for D-SIB will be adjusted upwards by 25% per year through 2019 based on transitional arrangements.  The addition of countercyclical capital buffer can be used up to a maximum of the buffer rate of 2.5% in a period of excess aggregate credit growth.  The minimum regulatory BIS capital ratio to be complied with as of the end of 2017 is 9.75%, which is due to the increases of 1.25% for capital conservation buffer, 0.5% for additional capital buffer for D-SIB, and 0% for countercyclical capital buffer, respectively.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

4.	Financial risk management (continued)

4-6.	The transaction as a transfer of financial instrument

(a) Transfers financial assets that are not derecognized

i) Bonds sold under repurchase agreements as of December 31, 2017 and 2016 were as follows:

		December 31, 2017	December 31, 2016
Transferred asset:
Available-for-sale financial assets	~~W~~	70,920	125,536
Held-to-maturity financial assets		287,069	374,086
	~~W~~	357,989	499,622
Associated liabilities:
Bonds sold under repurchase agreements	~~W~~	225,265	380,037

ii) Securities loaned as of December 31, 2017 and 2016 were as follows:

		December 31, 2017	December 31, 2016	Lender
Government bonds	~~W~~	278,956	40,186	Korea Securities Finance Corp., Korea Securities Depository
Financial institutions bonds		319,581	260,014	Korea Securities Finance Corp., Korea Securities Depository
	~~W~~	598,537	300,200

(b) Financial instruments that were qualified for derecognition but under continuing involvement

There are no financial assets that meets the conditions of derecognition and in which the Bank has continuing involvement as of December 31, 2017 and 2016.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

4.	Financial risk management (continued)

4-7.	Offsetting financial assets and financial liabilities

Details of financial assets and financial liabilities subject to offsetting, enforceable master netting agreements and similar agreements as of December 31, 2017 and 2016 were as follows:

		December 31, 2017
		Gross amounts of recognized financial assets and liabilities	Gross amounts of recognized financial assets and liabilities set off in the statement of financial position	Net amounts of financial assets and liabilities presented in the statement of financial position	Related amounts not set off in the statement of financial position
					Financial instruments	Cash collateral	Net amount
Financial assets
Derivative assets (*1)	~~W~~	2,598,278	-	2,598,278	5,488,818	271,805	1,055,059
Other financial assets (*1)		4,217,404	-	4,217,404
Bonds sold under repurchase agreements related collateral of securities (*2)		357,989	-	357,989	225,265	-	132,724
Bonds purchased under resale agreement (Loans) (*2)		3,351,784	-	3,351,784	3,351,784	-	-
Securities lent (*2)		598,536	-	598,536	598,536	-	-
Domestic exchange settlements receivables (*3)		33,071,878	30,199,944	2,871,934	-	-	2,871,934
Receivables from disposal of securities, etc. (*4)		15,567	1,152	14,415	-	-	14,415
	~~W~~	44,211,436	30,201,096	14,010,340	9,664,403	271,805	4,074,132
Financial liabilities
Derivative liabilities (*1)	~~W~~	2,964,371	-	2,964,371	5,553,780	-	1,070,236
Other financial liabilities (*1)		3,659,645	-	3,659,645
Bonds sold under repurchase agreements (Borrowings) (*2)		225,265	-	225,265	225,265	-	-
Domestic exchange settlement payables (*3)		31,885,249	30,199,944	1,685,305	1,685,305	-	-
Payables from purchase of securities, etc. (*4)		1,519	1,152	367	326	-	41
	~~W~~	38,736,049	30,201,096	8,534,953	7,464,676	-	1,070,277

(*1) The Bank has certain derivative transactions subject to the ISDA (International Swaps and Derivatives Association) agreement.  According to the ISDA agreement, when credit events (e.g. default) of counterparties occur, the net amount after offsetting the amounts obligated by each party is settled.

(*2) Resale and repurchase agreement, securities borrowing and lending agreement are also similar to ISDA agreement with respect to enforceable netting agreements.

(*3) The Bank has legally enforceable right to set off and settles financial assets and liabilities on a net basis.  Therefore, domestic exchanges settlement receivables (payables) are recorded on a net basis in the separate statements of financial position.

(*4) Receivables and payables related to settlement of purchase and disposition of enlisted securities are offset and the net amount is presented in the separate statement of financial position because the Bank currently has a legally enforceable right to set off the recognized amounts and intends to settle on a net basis.  The effect of offsetting due to the establishment of 'Central Counter Party (“CCP”) system' is included in the amount.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

4.	Financial risk management (continued)

4-7.	Offsetting financial assets and financial liabilities (continued)

	December 31, 2016
	Gross amounts of recognized financial assets and liabilities		Gross amounts of recognized financial assets and liabilities set off in the statement of financial position	Net amounts of financial assets and liabilities presented in the statement of financial position	Related amounts not set off in the statement of financial position
					Financial instruments	Cash collateral	Net amount
Financial assets
Derivative assets (*1)	~~W~~	2,571,192	-	2,571,192	4,950,273	287,143	1,379,621
Other financial assets (*1)		4,045,845	-	4,045,845
Bonds sold under repurchase agreements related collateral of securities (*2)		499,622	-	499,622	380,037	-	119,585
Bonds purchased under resale agreement (Loans) (*2)		3,475,156	-	3,475,156	3,475,156	-	-
Securities lent (*2)		300,200	-	300,200	300,200	-	-
Domestic exchange settlements receivables (*3)		30,365,320	24,299,035	6,066,285	-	-	6,066,285
Receivables from disposal of securities, etc. (*4)		1,891	494	1,397	-	-	1,397
	~~W~~	41,259,226	24,299,529	16,959,697	9,105,666	287,143	7,566,888
Financial liabilities
Derivative liabilities (*1)	~~W~~	2,776,727	-	2,776,727	4,950,273	467,195	1,013,231
Other financial liabilities (*1)		3,653,972	-	3,653,972
Bonds sold under repurchase agreements (Borrowings) (*2)		380,037	-	380,037	380,037	-	-
Domestic exchange settlement payables (*3)		25,221,294	24,299,035	922,259	922,259	-	-
Payables from purchase of securities, etc. (*4)		499	494	5	5	-	-
	~~W~~	32,032,529	24,299,529	7,733,000	6,252,574	467,195	1,013,231

(*1) The Bank has certain derivative transactions subject to the ISDA (International Swaps and Derivatives Association) agreement.  According to the ISDA agreement, when credit events (e.g. default) of counterparties occur, the net amount after offsetting the amounts obligated by each party is settled.

(*2) Resale and repurchase agreement, securities borrowing and lending agreement are also similar to ISDA agreement with respect to enforceable netting agreements.

(*3) The Bank has legally enforceable right to set off and settles financial assets and liabilities on a net basis.  Therefore, domestic exchanges settlement receivables (payables) are recorded on a net basis in the separate statements of financial position.

(*4) Receivables and payables related to settlement of purchase and disposition of enlisted securities are offset and the net amount is presented in the separate statement of financial position because the Bank currently has a legally enforceable right to set off the recognized amounts and intends to settle on a net basis.  The effect of offsetting due to the establishment of 'Central CounterParty (“CCP”) system' is included in the amount.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

5.	Significant estimates and judgments

The preparation of separate financial statements requires the application of certain critical estimates and judgments relative to the future.  Management’s estimated outcomes may differ from actual outcomes.  The change in an accounting estimate is recognized prospectively in profit or loss in the period of the change, if the change affects that period only, or the period of the change and future periods, if the change affects both.

(a) Income taxes

The Bank is subject to tax laws from various countries.  In the normal course of business, there are various types of transactions and different accounting methods that may add uncertainties to the decision of the final income taxes.  The Bank has recognized current and deferred taxes that reflect tax consequences based on the best estimates in which the Bank expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.  However, actual income taxes in the future may not be identical to the recognized deferred tax assets and liabilities, and this difference can affect current and deferred tax at the period when the final tax effect is determined.

(b) Fair value of financial instruments

The fair values of financial instruments which are not actively traded in the market are determined by using valuation techniques.  The Bank determines valuation techniques and assumptions based on significant market conditions at the end of each reporting period.  Diverse valuation techniques are used to determine the fair value of financial instruments, from generic valuation techniques to internally developed valuation models that incorporate various types of assumptions and variables.

(c) Allowances for loan losses, guarantees and unused loan commitments

The Bank determines and recognizes allowances for losses on loans through impairment testing and recognizes a provision for guarantees and unused loan commitments.  The accuracy of provisions of credit losses is determined by the methodology and assumptions used for expected cash flows for individually assessed allowances and collectively assessed allowances for groups of loans, guarantees and unused loan commitments.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

5.	Significant estimate and judgments (continued)

(d) Defined benefit obligation

The present value of a defined benefit obligation that is measured by actuarial valuation methods uses various assumptions which can change according to various elements.  The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds.  The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations.  Actuarial gains and losses including experience adjustments and the effects of changes in actuarial assumptions are recognized in other comprehensive income.  Other significant assumptions related to defined benefit obligations are based on current market situations.

(e) Impairment of available-for-sale equity investments

When there is a significant or prolonged decline in the fair value of an investment in an equity instrument below its original cost, there is objective evidence that available-for-sale equity investments are impaired.  In general, the Bank considers the decline in the fair value of more than 30% against the original cost as a “significant decline” and the status when the market price for marketable equity less than the carrying amounts of instruments for a six consecutive months as a “prolonged decline”.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

6.	Cash and due from banks

(a) Cash and due from banks as of December 31, 2017 and 2016 were as follows:

		December 31, 2017	December 31, 2016
Cash	~~W~~	1,658,239	1,669,277
Deposits in won:
Reserve deposits		8,503,968	2,718,354
Others		1,841,884	3,754,828
		10,345,852	6,473,182
Deposits in foreign currencies:
Deposits		2,232,467	1,485,239
Time deposits		367,857	26,008
Others		111,171	725
		2,711,495	1,511,972

Allowance for impairment		(3,080)	(1,311)
	~~W~~	14,712,506	9,653,120

(b) Restricted due from banks as of December 31, 2017 and 2016 were as follows:

		December 31, 2017	December 31, 2016
Deposits in won:
Reserve deposits	~~W~~	8,503,968	2,718,354
Others		1,841,602	3,754,358
		10,345,570	6,472,712
Deposits in foreign currencies:
Deposits		665,589	849,959
Time deposits		21,428	18,128
Others		4,031	725
		691,048	868,812
	~~W~~	11,036,618	7,341,524

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

7.	Trading assets

Trading assets as of December 31, 2017 and 2016 were as follows:

		December 31, 2017	December 31, 2016
Debt securities:
Government bonds	~~W~~	227,885	335,899
Financial institution bonds		741,484	586,715
Corporate bonds		242,780	86,663
Bills bought		3,164,088	4,095,573
CMA		3,965,343	2,319,312
		8,341,580	7,424,162
Equity securities:
Stocks		192	556
Beneficiary certificates		303,802	1,604,878
		303,994	1,605,434
Other:
Gold/silver deposits		189,297	247,845
	~~W~~	8,834,871	9,277,441

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

8.	Derivatives

(a) The notional amounts of derivatives as of December 31, 2017 and 2016 were as follows:

		December 31, 2017	December 31, 2016
Foreign currency related
Over the counter:
Currency forwards	~~W~~	86,704,681	82,235,651
Currency swaps		29,689,979	27,268,230
Currency options		1,156,619	1,205,825
		117,551,279	110,709,706
Exchange traded:
Currency futures		48,213	70,093
		117,599,492	110,779,799
Interest rates related
Over the counter:
Interest rate swaps		28,205,968	32,967,139
Interest rate options		-	700,000
		28,205,968	33,667,139
Exchange traded:
Interest rate futures		400,159	346,947
Interest rate swaps (*1)		30,158,662	22,141,755
		30,558,821	22,488,702
		58,764,789	56,155,841
Equity related
Over the counter:
Equity swaps		-	6,509
Equity options		426,915	563,454
		426,915	569,963
Exchange traded:
Equity futures		5,871	2,080
Equity options		27,815	-
		33,686	2,080
		460,601	572,043
Commodity related
Over the counter:
Commodity forwards		128,955	193,066
Commodity options		-	539
		128,955	193,605
Hedge
Fair value hedge:
Interest rate swaps		7,948,422	7,491,505
	~~W~~	184,902,259	175,192,793

(*1) The notional amount of derivatives which is settled in the ‘Central CounterParty’ (“CCP”) system.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

8.	Derivatives (continued)

(b) Fair values of derivative instruments as of December 31, 2017 and 2016 were as follows:

		December 31, 2017		December 31, 2016
		Assets	Liabilities	Assets	Liabilities
Foreign currency related
Over the counter:
Currency forwards	~~W~~	1,599,006	1,429,251	1,581,537	1,413,883
Currency swaps		830,658	864,623	705,350	754,387
Currency options		11,601	12,070	11,860	9,422
		2,441,265	2,305,944	2,298,747	2,177,692
Interest rates related
Over the counter:
Interest rate swaps		147,857	170,466	250,500	247,648
Interest rate options		-	-	7,154	5,133
		147,857	170,466	257,654	252,781
Equity related
Over the counter:
Equity swaps		-	-	44	19
Equity options		4,444	1,545	3,317	4,065
		4,444	1,545	3,361	4,084
Exchange traded:
Equity options		33	55	-	-
		4,477	1,600	3,361	4,084
Commodity related
Over the counter:
Commodity forwards		657	-	715	12,971
Commodity options		-	-	21	21
		657	-	736	12,992
Hedge
Fair value hedge:
Interest rate swaps		8,433	518,948	15,185	333,651
	~~W~~	2,602,689	2,996,958	2,575,683	2,781,200

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

8.	Derivatives (continued)

(c) Gain or loss on valuation of derivatives for the years ended December 31, 2017 and 2016 were as follows:

		2017		2016
		Gain	Loss	Gain	Loss
Foreign currency related
Over the counter:
Currency forwards	~~W~~	1,569,840	1,577,284	1,298,826	1,405,274
Currency swaps		1,289,012	1,214,965	561,504	536,947
Currency options		12,574	6,906	14,383	4,761
		2,871,426	2,799,155	1,874,713	1,946,982
Interest rates related
Over the counter:
Interest rate swaps		123,110	145,662	125,386	119,727
Interest rate options		-	-	997	1,618
		123,110	145,662	126,383	121,345
Equity related
Over the counter:
Equity swaps		-	-	90	-
Equity options		2,026	1,426	755	2,099

Exchange traded:
Equity options		65	5	-	-
		2,091	1,431	845	2,099
Commodity related
Over the counter:
Commodity forwards		657	-	715	12,971
Commodity options		-	-	5	4
		657	-	720	12,975
Hedge
Fair value hedge:
Interest rate swaps		38,958	246,661	15,697	256,069
	~~W~~	3,036,242	3,192,909	2,018,358	2,339,470

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

8.	Derivatives (continued)

(d) Net gain (loss) on fair value hedges for the years ended December 31, 2017 and 2016 were as follows:

		2017	2016
Hedged items	~~W~~	193,090	237,112
Hedging instruments		(194,434)	(247,598)
	~~W~~	(1,344)	(10,486)

(e) Hedge of net investment in foreign operations

For some of net investments in foreign operations, the hedge accounting is applied.  The gain or loss on the hedging instruments which is reflected to overseas operations translation for the years ended December 31, 2017 and 2016 were as follows:

		2017	2016
Borrowings in foreign currency	~~W~~	(17,595)	(13,845)

9.	Loans

(a) Details of loans as of December 31, 2017 and 2016 were as follows:

		December 31, 2017	December 31, 2016
Household loans	~~W~~	98,890,625	93,629,743
Corporate loans		112,981,422	107,064,233
Public and other loans		2,203,307	2,092,423
Loans to banks		3,805,922	4,733,065
		217,881,276	207,519,464
Deferred loan origination costs and fees		427,487	377,974
		218,308,763	207,897,438
Less: Allowance for loan loss		(1,323,416)	(1,263,962)
	~~W~~	216,985,347	206,633,476

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

9.	Loans (continued)

(b) Changes in allowance for impairment for the years ended December 31, 2017 and 2016 were as follows:

2017

		Due from banks	Loans			Other assets	Total
			Household	Corporate	Others
Beginning balance	~~W~~	1,311	254,408	996,410	13,144	25,360	1,290,633
Provision for (reversal of) allowance		1,769	131,810	346,885	2,617	(951)	482,130
Write-offs		-	(126,679)	(242,739)	(565)	(388)	(370,371)
Effect of discounting		-	-	(17,483)	-	-	(17,483)
Allowance related to loans transferred		-	(2,042)	(58,132)	(402)	-	(60,576)
Recoveries		-	39,624	67,953	35	493	108,105
Others (*1)		-	-	(81,428)	-	(321)	(81,749)
Ending balance	~~W~~	3,080	297,121	1,011,466	14,829	24,193	1,350,689

2016

		Due from banks	Loans			Other assets	Total
			Household	Corporate	Others
Beginning balance	~~W~~	633	219,664	1,067,730	14,548	41,213	1,343,788
Provision for (reversal of) allowance		678	125,340	529,768	(795)	(16,404)	638,587
Write-offs		-	(119,244)	(638,671)	(558)	(582)	(759,055)
Effect of discounting		-	-	(24,167)	-	-	(24,167)
Allowance related to loans transferred		-	(2,731)	(37,693)	(95)	-	(40,519)
Recoveries		-	31,379	108,153	44	1,348	140,924
Others (*1)		-	-	(8,710)	-	(215)	(8,925)
Ending balance	~~W~~	1,311	254,408	996,410	13,144	25,360	1,290,633

(*1) Other changes were due to debt restructuring, debt-equity swap, foreign exchange rate, etc.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

9.	Loans (continued)

(c) Changes in deferred loan origination costs for the years ended December 31, 2017 and 2016 were as follows:

		2017	2016
Beginning balance	~~W~~	377,974	343,801
Loan originations		214,994	218,020
Amortization		(165,481)	(183,847)
Ending balance	~~W~~	427,487	377,974

10.	Available-for-sale financial assets and held-to-maturity financial assets

(a) Details of available-for-sale financial assets and held-to-maturity financial assets as of December 31, 2017 and 2016 were as follows:

		December 31, 2017	December 31, 2016
Available-for-sale financial assets:
Debt securities:
Government bonds	~~W~~	5,505,989	2,963,987
Financial institutions bonds		15,197,997	14,461,791
Corporate bonds		7,719,698	6,387,257
		28,423,684	23,813,035
Equity securities (*1):
Stocks		541,071	969,674
Equity investments		261,531	243,280
Beneficiary certificates		1,900,111	1,449,611
Others		-	27,192
		2,702,713	2,689,757
	~~W~~	31,126,397	26,502,792
Held-to-maturity financial assets:
Debt securities:
Government bonds	~~W~~	9,595,227	6,634,424
Financial institutions bonds		1,105,280	680,918
Corporate bonds		3,658,077	3,781,915
	~~W~~	14,358,584	11,097,257

(*1) Equity securities with no quoted market prices in active markets and of which the fair value cannot be measured reliably were recorded at cost of ~~W~~23,591 million and ~~W~~24,481 million as of December 31, 2017 and 2016, respectively.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

10.	Available-for-sale financial assets and held-to-maturity financial assets (continued)

(b) Gain and loss on sale of available-for-sale financial assets for the years ended December 31, 2017 and 2016 were as follows:

		2017	2016
Gain on sale of available-for-sale financial assets	~~W~~	199,490	424,407
Loss on sale of available-for-sale financial assets		(12,779)	(15,911)
	~~W~~	186,711	408,496

11.	Property and equipment

(a) Details of property and equipment as of December 31, 2017 and 2016 were as follows:

		December 31, 2017
		Acquisition cost	Accumulated depreciation	Book value
Land	~~W~~	1,239,966	-	1,239,966
Buildings(*1)		829,035	(237,002)	592,033
Others		1,219,544	(1,063,106)	156,438
	~~W~~	3,288,545	(1,300,108)	1,988,437

(*1) ~~W~~666 million of government subsidy was deducted from book value.

		December 31, 2016
		Acquisition cost	Accumulated depreciation	Book value
Land	~~W~~	1,183,352	-	1,183,352
Buildings(*2)		808,803	(190,711)	618,092
Others		1,269,792	(1,095,030)	174,762
	~~W~~	3,261,947	(1,285,741)	1,976,206

(*2) ~~W~~300 million of government subsidy was deducted from book value.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

11.	Property and equipment (continued)

(b) Changes in property and equipment for the years ended December 31, 2017 and 2016 were as follows:

		2017
		Land	Buildings	Others	Total
Beginning balance	~~W~~	1,183,352	618,092	174,762	1,976,206
Acquisitions (*1)(*2)		1,460	20,951	56,270	78,681
Disposals and write-offs (*3)		(5,487)	(356)	(2,129)	(7,972)
Depreciation		-	(37,741)	(72,552)	(110,293)
Amounts transferred from (to) investment property		62,456	(5,392)	-	57,064
Amounts transferred to non-current assets held for sale		(1,815)	(3,521)	-	(5,336)
Effects of foreign currency movements		-	-	87	87
Ending balance	~~W~~	1,239,966	592,033	156,438	1,988,437

(*1) ~~W~~14,285 million transferred from construction-in progress was included.

(*2) ~~W~~1,761 million of provision for the asset retirement related to newly acquired assets was included.

(*3) ~~W~~831 million of loss on write-off was included.

		2016
		Land	Buildings	Others	Total
Beginning balance	~~W~~	1,124,936	625,339	191,519	1,941,794
Acquisitions (*1)(*2)		-	17,001	67,713	84,714
Disposals and write-offs (*3)		(472)	(217)	(1,942)	(2,631)
Depreciation		-	(28,475)	(82,949)	(111,424)
Amounts transferred from investment property		58,478	4,443	-	62,921
Amounts transferred from non-current assets held for sale		410	1	-	411
Effects of foreign currency movements		-	-	421	421
Ending balance	~~W~~	1,183,352	618,092	174,762	1,976,206

(*1) ~~W~~15,405 million transferred from construction-in progress was included.

(*2) ~~W~~1,803 million of provision for the asset retirement related to newly acquired assets was included.

(*3) ~~W~~924 million of loss on write-off was included.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

11.	Property and equipment (continued)

(c) Insured assets and liability insurances as of December 31, 2017 were as follows:

Type of insurance	Insured assets		Amount covered	Insurance company
Comprehensive insurance for financial institutions	Cash & securities	~~W~~	20,000	Samsung Fire & Marine Insurance Co., Ltd., etc.
Property insurance	Real estate & movable properties for business purpose		933,239	Samsung Fire & Marine Insurance Co., Ltd., etc.
Burglary insurance	Cash & securities		60,000	Samsung Fire & Marine Insurance Co., Ltd., etc.
Compensation liability insurance for officers	-		50,000	Meritz Fire & Marine Insurance Co., Ltd., etc.
Compensation liability insurance for gas accident	Real estate		500	Meritz Fire & Marine Insurance Co., Ltd.
Compensation liability insurance for personal information protection	-		10,000	Hyundai Marine & Fire Insurance Co., Ltd., etc.
Compensation liability insurance for electronic financial transaction	-		2,000	Lotte Non-Life Insurance Co., Ltd.
Compensation liability insurance for casualty	Real estate		1,000	Samsung Fire & Marine Insurance Co., Ltd.
		~~W~~	1,076,739

Besides the insurances listed above, the Bank also has automobile liability insurance, medical insurance for employees, and casualty insurance for protecting property and employees.

12.	Intangible assets

Changes in intangible assets for the years ended December 31, 2017 and 2016 were as follows:

		2017
		Software	Development cost	Memberships	Others	Total
Beginning balance	~~W~~	50,864	32,162	45,558	63,323	191,907
Acquisitions (*1)		8,364	22,904	4,977	39,726	75,971
Disposals		-	-	(4,788)	(245)	(5,033)
Amortization (*2)		(22,222)	(11,649)	-	(42,119)	(75,990)
Effects of foreign currency movements		(1)	-	(24)	(73)	(98)
Ending balance	~~W~~	37,005	43,417	45,723	60,612	186,757

(*1) ~~W~~5,061 million among acquisition cost of other intangible assets was accounted for as accounts payable.

(*2) ~~W~~41,570 million among amortization cost of other intangible assets was included in other operating expenses.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

12.	Intangible assets (continued)

		2016
		Software	Development cost	Memberships	Others	Total
Beginning balance	~~W~~	60,681	29,607	46,204	104,407	240,899
Acquisitions (*1)		14,152	13,716	788	4,791	33,447
Disposals		-	-	(1,344)	(67)	(1,411)
Impairment (*2)		-	-	(98)	-	(98)
Amortization (*3)		(23,965)	(11,161)	-	(45,808)	(80,934)
Effects of foreign currency movements		(4)	-	8	-	4
Ending balance	~~W~~	50,864	32,162	45,558	63,323	191,907

(*1) ~~W~~2,825 million among acquisition cost of other intangible assets was accounted for as accounts payable.

(*2)

Memberships are intangible assets with indefinite useful lives, which consist of golf and resort memberships.  The Bank recognizes an impairment loss when the carrying amount is less than the quoted price in the relevant markets.

(*3) ~~W~~45,006 million among amortization cost of other intangible assets was included in other operating expenses.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

13.	Investments in subsidiaries and associates

(a) Investments in subsidiaries and associates as of December 31, 2017 and 2016 were as follows:

Investees	Location	Industry sector
Shinhan Asia Ltd.	Hong Kong	Merchant Banking
Shinhan Bank America	U.S.A	Banking
Shinhan Bank Europe GmbH	Germany	Banking
Shinhan Khmer Bank PLC	Cambodia	Banking
Shinhan Kazakhstan Bank Limited	Kazakhstan	Banking
Shinhan Bank Canada	Canada	Banking
Shinhan Bank (China) Limited	China	Banking
Shinhan Bank Japan	Japan	Banking
Shinhan Bank Vietnam Ltd.	Vietnam	Banking
Shinhan Bank Mexico	Mexico	Banking
PT Bank Shinhan Indonesia	Indonesia	Banking
Shinhan-Daesung Contents Fund	Korea	Other
Aju Capital Co., Ltd. (*1)	Korea	Lease and Installment
BNP Paribas Cardif Life Insurance Co., Ltd. (*2)	Korea	Insurance
Pohang TechnoPark 2PFV (*1)	Korea	Other
Daewontos Co., Ltd. (*3)	Korea	Other
Inhee Co., Ltd. (*3)	Korea	Wholesale
Daegy Electrical Construction Co., Ltd. (*3)	Korea	Construction
YEONWOONG SYSTEM (*3)	Korea	Other
DOODOO LOGITECH (*3)	Korea	Other
Neoplux Technology Valuation Investment Fund	Korea	Investment
EQP Global Energy Infrastructure Private Equity Fund (*1)	Korea	Investment
JAEYOUNG SOLUTEC CO., LTD. (*3)(*4)	Korea	Other
Partners 4th Growth Investment Fund	Korea	Investment
PSA 1st Fintech Private Equity Fund (*1)	Korea	Investment
KTB Newlake Global Healthcare PEF	Korea	Investment
Jaeyang Industry (*3)	Korea	Other
Tigris-Aurum Fund1	Korea	Investment
Treenkid (*5)	Korea	Other
Chungyoung INC. (*3)	Korea	Other
Semantic (*5)	Korea	Other
DAEKWANG SEMICONDUCTOR Co., Ltd. (*3)	Korea	Manufacturing
Branbuil Co., Ltd. (*3)	Korea	Manufacturing
Songrim Co., Ltd. (*3)	Korea	Other
Taihan Industrial System Co., Ltd. (*3)	Korea	Wholesale
ICSF (The Korea’s Information Center for Savings & Finance)	Korea	Service
Shinhan-Albatross Technology Investment Fund (*6)	Korea	Investment
Loggia (*3)	Korea	Manufacturing
LB Technology Fund 1 (*6)	Korea	Finance
Lodestone 1st Private Equity Fund (*6)	Korea	Finance
Miraeequity-Incus Venture Business Fund No.4 (*6)	Korea	Finance
Shinhan-Neoplux Energy Newbiz Fund (*6)	Korea	Finance
Quantum-Nvestor Fund No.1 (*6)	Korea	Finance

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

13.	Investments in subsidiaries and associates (continued)

(b) Ownership percentage and book value of investments in subsidiaries and associates as of December 31, 2017 and 2016 were as follows:

	Ownership (%)			Book value
Investees	December 31, 2017	December 31, 2016		December 31, 2017	December 31, 2016
Shinhan Asia Ltd.	99.99	99.99	~~W~~	161,293	161,293
Shinhan Bank America	100.00	100.00		136,419	136,419
Shinhan Bank Europe GmbH	100.00	100.00		78,606	78,606
Shinhan Khmer Bank	97.50	90.00		55,705	22,212
Shinhan Kazakhstan Bank	100.00	100.00		77,913	77,913
Shinhan Bank Canada	100.00	100.00		79,695	79,695
Shinhan Bank China Limited	100.00	100.00		355,443	355,443
Shinhan Bank Japan	100.00	100.00		359,745	359,745
Shinhan Bank Vietnam	100.00	100.00		330,654	330,654
Shinhan Bank Mexico	99.99	99.99		97,467	46,836
PT Bank Shinhan Indonesia	99.00	98.98		425,277	254,077
Shinhan-Daesung Contents Fund	71.43	71.43		3,500	2,000
Aju Capital Co., Ltd. (*1)	-	12.85		-	29,654
BNP Paribas Cardif Life Insurance Co., Ltd. (*2)	14.99	14.99		42,203	42,203
Pohang TechnoPark 2PFV (*1)	-	14.90		-	2,884
Daewontos Co., Ltd. (*3)	36.33	36.33		-	-
Inhee Co., Ltd. (*3)	15.36	15.36		-	-
Daegy Electrical Construction Co., Ltd. (*3)	27.45	27.45		-	-
YEONWOONG SYSTEM (*3)	21.77	21.77		-	-
DOODOO LOGITECH (*3)	27.96	27.96		-	-
Neoplux Technology Valuation Investment Fund	33.33	33.33		13,068	7,668
EQP Global Energy Infrastructure Private Equity Fund (*1)	-	22.64		-	279
JAEYOUNG SOLUTEC CO., LTD. (*3)(*4)	9.61	10.45		2,014	2,014
Partners 4th Growth Investment Fund	25.00	25.00		14,100	4,880
PSA 1st Fintech Private Equity Fund(*1)	-	20.00		-	2,000
KTB Newlake Global Healthcare PEF	20.00	20.00		2,056	922
Jaeyang Industry (*3)	25.90	25.90		-	-
Tigris-Aurum Fund1	27.27	27.27		1,500	1,500
Treenkid (*5)	-	23.72		-	-
Chungyoung INC. (*3)	18.94	18.94		-	-
Semantic (*5)	-	19.25		-	-
DAEKWANG SEMICONDUCTOR Co., Ltd. (*3)	20.94	20.94		-	-
Branbuil Co., Ltd. (*3)	15.53	15.53		-	-
Songrim Co., Ltd. (*3)	35.34	-		-	-
Taihan Industrial System Co., Ltd. (*3)	28.29	-		-	-
ICSF (The Korea’s Information Center for Savings & Finance)	32.26	-		156	-
Shinhan-Albatross Technology Investment Fund (*6)	33.33	-		2,000	-
Loggia (*3)	16.29	-		-	-
LB Technology Fund 1 (*6)	18.52	-		1,000	-
Lodestone 1st Private Equity Fund (*6)	17.38	-		2,000	-
Miraeequity-Incus Venture Business Fund No.4 (*6)	23.53	-		2,000	-
Shinhan-Neoplux Energy Newbiz Fund (*6)	23.33	-		1,400	-
Quantum-Nvestor Fund No.1 (*6)	16.67			1,000	-
			~~W~~	2,246,214	1,998,897

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

13.	Investments in subsidiaries and associates (continued)

(b) Ownership percentage and book value of investments in subsidiaries and associates as of December 31, 2017 and 2016 were as follows: (continued)

(*1)	These investees were sold and excluded from associates during the year ended December 31, 2017.

(*2) Although the ownership interest in BNP Paribas Cardif Life Insurance Co., Ltd. was less than 15%, the Bank used the equity method accounting as the Bank has significant influence over the investee through significant operating transactions.

(*3) The shares of the investees were acquired by debt-equity swap. The Bank reclassified available-for-sale financial assets to investments in associates as the reorganization procedures were completed and now the Bank can normally exercise its voting rights to the investees.

(*4) Although the ownership interests in JAEYOUNG SOLUTEC CO., LTD. were less than 15%, the Bank used the equity method accounting as the investee should consult with the Bank when the investee decides major management decision such as dividends, business planning or business transfer.

(*5) The associates were excluded from the associates due to filing for bankruptcy during the year ended December 31, 2017.

(*6) The Group newly acquired the associates during the year ended December 31, 2017.

14.	Investment properties

(a)	Investment properties as of December 31, 2017 and 2016 were as follows:

		December 31, 2017
		Acquisition cost	Accumulated depreciation	Book value
Land	~~W~~	435,722	-	435,722
Buildings		222,914	(60,511)	162,403
	~~W~~	658,636	(60,511)	598,125

		December 31, 2016
		Acquisition cost	Accumulated depreciation	Book value
Land	~~W~~	506,638	-	506,638
Buildings		229,026	(60,706)	168,320
	~~W~~	735,664	(60,706)	674,958

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

14.  Investment properties (continued)

(b) Fair value of investment properties as of December 31, 2017 and 2016 were as follows:

		December 31, 2017	December 31, 2016
Investment properties (*1)	~~W~~	686,811	773,511

(*1) Fair value of investment properties is estimated based on the recent market transactions and certain significant unobservable inputs. Accordingly fair value of investment properties is classified as level 3.

(c) Income and expenses on investment properties for the years ended December 31, 2017 and 2016 were as follows:

		2017	2016
Rental income	~~W~~	25,156	23,174
Direct operating expenses for investment properties that generate rental income		5,600	5,798

15.	Other assets

Other assets as of December 31, 2017 and 2016 were as follows:

		December 31, 2017	December 31, 2016
Unsettled trades and other financial assets	~~W~~	3,944,994	3,897,543
Domestic exchange settlement receivables		2,871,934	6,066,285
Guarantee deposits		1,010,267	1,027,207
Accrued income		941,393	734,284
Prepaid expense		74,048	55,132
Suspense payments		43,975	49,407
Sundry assets		72,246	75,656
Others		2,019	863
Present value discount		(44,116)	(32,539)
Allowance for impairment		(24,193)	(25,360)
	~~W~~	8,892,567	11,848,478

16.	Non-current assets held for sale

(a) Non-current assets held for sale as of December 31, 2017 and 2016 were as follows:

		December 31, 2017	December 31, 2016
Property and equipment	~~W~~	4,498	3,322

The Bank classified property and equipment which are highly expected to be sold within one year from December 31, 2017, as non-current assets held for sale.

(b) The cumulative income or loss recognized in other comprehensive income

There were no cumulative income or loss recognized in other comprehensive income relating to non-current assets held for sale as of December 31, 2017 and 2016.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

17.	Pledged assets

(a) Assets pledged as collateral as of December 31, 2017 and 2016 were as follows:

		December 31, 2017	December 31, 2016
Securities (*1):
Available-for-sale financial assets	~~W~~	517,042	1,275,088
Held-to-maturity financial assets		10,496,418	7,709,792
		11,013,460	8,984,880
Property and equipment (*2)		5,592	6,525
	~~W~~	11,019,052	8,991,405

(*1) The carrying amounts of assets pledged as collateral that the transferees had the right to sell or repledge regardless of the Bank’s default as of December 31, 2017 and 2016 were ~~W~~832,554 million and ~~W~~995,788 million, respectively.

(*2) The amounts were based on the notification amount of pledge.

(b) The fair value of collateral held that the Bank has the right to sell or repledge regardless of pledger’s default as of December 31, 2017 and 2016 were as follows:

		December 31, 2017		December 31, 2016
		Collateral held	Collateral sold or repledged	Collateral held	Collateral sold or repledged
Securities	~~W~~	3,749,516	-	3,749,791	-

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

18.	Financial liabilities designated at fair value through profit or loss

(a) Financial liabilities designated at fair value through profit or loss as of December 31, 2017 and 2016 were as follows:

		December 31, 2017	December 31, 2016
Deposits (*1)(*2)(*3)	~~W~~	-	6,282

(*1) The Bank has designated compound financial instruments involved the embedded derivatives at fair value through profit or loss in accordance with K-IFRS No.1039, ‘Financial Instruments: Recognition and Measurement’.

(*2) The carrying value of financial liabilities designated fair value through profit or loss was estimated by using option valuation model adopted by the Bank.

(*3) There is no profit or loss recognized by the Bank related to its own credit risk adjustments for the years ended December 31, 2017 and 2016.

(b) Contractual amounts due at maturity and carrying amounts of financial liabilities designated at fair value through profit or loss as of December 31, 2017 and 2016 were as follows:

December 31, 2017
		Contractual amounts due at maturity	Carrying amounts	Difference
Deposits	~~W~~	-	-	-

		December 31, 2016
		Contractual amounts due at maturity	Carrying amounts	Difference
Deposits	~~W~~	6,247	6,282	(35)

(c) Net loss on financial liabilities designated at fair value through profit or loss for the years ended December 31, 2017 and 2016 were as follows:

		2017	2016
Deposits:
Loss on valuation	~~W~~	-	(97)
Loss on transaction		(43)	(109)
	~~W~~	(43)	(206)

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

19.	Deposits

Deposits as of December 31, 2017 and 2016 were as follows:

		December 31, 2017	December 31, 2016
Demand deposits:
Korean won	~~W~~	89,461,654	81,681,202
Foreign currencies		8,046,131	6,976,088
		97,507,785	88,657,290
Time deposits:
Korean won		108,034,413	106,255,873
Foreign currencies		3,993,733	3,259,940
Gain on fair value hedge		(179,053)	(38,368)
		111,849,093	109,477,445
Negotiable certificates of deposits		6,973,204	5,827,823
Note discount deposits		3,423,459	4,581,276
CMA		4,197,146	2,473,048
Others		24,350	26,799
	~~W~~	223,975,037	211,043,681

20.	Trading liabilities

Trading liabilities as of December 31, 2017 and 2016 were as follows:

	December 31, 2017			December 31, 2016
	Interest rate (%)		Amount	Interest rate (%)		Amount
Gold/silver deposits	-	~~W~~	434,586	-	~~W~~	485,995

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

21.	Borrowings

Borrowings as of December 31, 2017 and 2016 were as follows:

	December 31, 2017			December 31, 2016
	Interest rate (%)		Amount	Interest rate (%)		Amount
Call money:
Korean won	-	~~W~~	-	1.08~1.23	~~W~~	394,400
Foreign currencies	0.00~6.20		433,281	0.35~10.00		198,419
			433,281			592,819
Bill sold	0.65~1.63		13,605	0.65~1.52		12,427
Bonds sold under repurchase agreements:
Korean won	0.00		903	0.80		8,152
Foreign currencies	1.69~6.00		224,362	1.42~6.29		371,885
			225,265			380,037
Borrowings in Korean won:
Borrowings from Bank of Korea	0.50~0.75		2,873,706	0.50~0.75		2,621,345
Others	0.00~4.25		5,730,527	0.00~4.30		4,513,672
			8,604,233			7,135,017
Borrowings in foreign currencies:
Overdraft due to banks	0.00		128,809	0.00		154,136
Borrowings from banks	0.24~9.25		3,650,498	0.24~3.95		3,524,819
Sub-lease	0.00~2.15		240,380	0.00~1.72		470,176
Others	1.45~1.70		1,175,649	1.02~1.18		1,676,170
			5,195,336			5,825,301

Deferred origination costs			-			(723)
		~~W~~	14,471,720		~~W~~	13,944,878

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

22.	Debt securities issued

Debt securities issued as of December 31, 2017 and 2016 were as follows:

	December 31, 2017			December 31, 2016
	Interest rate (%)		Amount	Interest rate (%)		Amount
Debt securities issued in Korean won:
Debt securities issued	0.00~8.00	~~W~~	17,330,890	0.00~8.00	~~W~~	13,250,890
Subordinated debt securities issued	2.20~4.60		3,000,400	2.20~4.60		3,501,056
Gain on fair value hedges			(274,046)			(147,208)
Discount on debt securities issued			(29,698)			(19,599)
			20,027,546			16,585,139
Debt securities issued in foreign currencies: Currency:
Debt securities issued	0.00~4.20		2,504,859	0.03~4.38		3,176,276
Subordinated debt securities issued	3.75~3.88		1,446,390	3.88		1,189,068
Gain on fair value hedges			(25,795)			(9,977)
Discount on debt securities issued			(23,277)			(17,180)
			3,902,177			4,338,187
		~~W~~	23,929,723		~~W~~	20,923,326

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

23.	Defined benefit liabilities (assets)

(a) Defined benefit plan assets and liabilities

The Bank provides a defined benefit plan for qualified employees.  Plan assets are managed by trust companies, funds, and other similar companies that are subject to local regulations and each country’s business environment.

Defined benefit plan assets and liabilities as of December 31, 2017 and 2016 were as follows:

		December 31, 2017	December 31, 2016
Present value of defined benefit obligations	~~W~~	1,259,893	1,255,783
Fair value of plan assets		(1,294,013)	(1,208,370)
Defined benefit liabilities (assets)	~~W~~	(34,120)	47,413

(b) Changes in the present value of defined benefit obligations for the years ended December 31, 2017 and 2016 were as follows:

		2017	2016
Beginning balance	~~W~~	1,255,783	1,169,860
Current service cost		126,388	134,724
Interest expense		40,456	37,435
Remeasurements (*1)(*2)		(106,119)	(39,685)
Benefits paid by the plan		(64,787)	(48,943)
Others		5,362	2,392
Past service cost		2,810	-
Ending balance	~~W~~	1,259,893	1,255,783

(*1) Remeasurements for the years ended December 31, 2017 consist of ~~W~~4,929 million of actuarial loss arising from changes in demographic assumptions, ~~W~~77,881 million of actuarial gain arising from changes in financial assumptions and ~~W~~33,167 million of actuarial gain arising from changes in experience adjustments, respectively.

(*2) Remeasurements for the years ended December 31, 2017 consist of ~~W~~4,634 million of actuarial loss arising from changes in demographic assumptions, ~~W~~8,347 million of actuarial gain arising from changes in financial assumptions and ~~W~~35,972 million of actuarial gain arising from changes in experience adjustments, respectively.

(c) Changes in the fair value of plan assets for the years ended December 31, 2017 and 2016 were as follows:

		2017	2016
Beginning balance	~~W~~	1,208,370	1,018,940
Interest income		41,085	34,033
Remeasurements		(21,188)	(14,376)
Contributions paid into the plan		120,000	210,300
Benefits paid by the plan		(54,254)	(40,527)
Ending balance	~~W~~	1,294,013	1,208,370

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

23.	Defined benefit liabilities (assets) (continued)

(d) The amount of major categories of the fair value of plan assets as of December 31, 2017 and 2016 were as follows:

		December 31, 2017	December 31, 2016
Deposits	~~W~~	1,275,313	1,180,374
Others		18,700	27,996
	~~W~~	1,294,013	1,208,370

(e) Actuarial assumptions as of December 31, 2017 and 2016 were as follows:

	December 31, 2017	December 31, 2016	Descriptions
Discount rate	3.92%	3.40%	AA0 Corporate bond yields
Future salary increasing rate	2.63% + Upgrade rate	2.92% + Upgrade rate	Average for 5 years

(f) Sensitivity analysis

Sensitivity analysis of the present value of defined benefit obligation as of December 31, 2017 and 2016 were as follows:

	December 31, 2017
		Change in present value when the factor rises by 100 basis points	Change in present value when the factor falls by 100 basis points
Discount rate	~~W~~	(109,226)	125,770
Future salary increasing rate		126,331	(111,638)

	December 31, 2016
		Change in present value when the factor rises by 100 basis points	Change in present value when the factor falls by 100 basis points
Discount rate	~~W~~	(120,921)	141,215
Future salary increasing rate		140,618	(122,656)

(g) The weighted-average duration of defined benefit obligations applied as of December 31, 2017 and 2016 were 9.33 years and 10.44 years, respectively.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

24.	Provisions

(a)	Changes in provisions for the years ended December 31, 2017 and 2016 were as follows:

		2017
		Asset retirement	Litigation	Unused credit	Guarantee	Others	Total
Beginning balance	~~W~~	36,098	12,044	75,036	113,059	84,405	320,642
Provision (reversal)		(4,853)	423	(7,331)	(4,329)	(20,559)	(36,649)
Provision used		(2,132)	-	-	-	(21,220)	(23,352)
Foreign exchange movements		-	(617)	(1,965)	(4,533)	(87)	(7,202)
Others (*1)		1,761	-	-	19,562	-	21,323
Ending balance	~~W~~	30,874	11,850	65,740	123,759	42,539	274,762

		2016
		Asset retirement	Litigation	Unused credit	Guarantee	Others	Total
Beginning balance	~~W~~	33,934	19,576	80,911	110,939	60,728	306,088
Provision (reversal)		2,256	(7,897)	(6,672)	11,090	39,410	38,187
Provision used		(1,894)	-	-	-	(15,394)	(17,288)
Foreign exchange movements		-	365	797	974	(339)	1,797
Others (*1)		1,802	-	-	(9,944)	-	(8,142)
Ending balance	~~W~~	36,098	12,044	75,036	113,059	84,405	320,642

(*1) Other changes were due to originations and maturities of financial guarantees recognized initially at their fair value, effect of discount rate change and acquisition cost of new leased properties relating to asset retirement.

(b)

Asset retirement obligation liabilities represent the estimated cost to restore the existing leased properties which were discounted to the present value using the appropriate discount rate at the end of the reporting period.  Disbursements of such costs were expected to incur at the end of the lease contract.  Such costs were reasonably estimated using the average lease period and the average restoration expenses.  The average lease period was calculated based on the past ten-year historical data of the expired leases.  The average restoration expense was calculated based on the actual costs incurred for the past three years using the three-year average inflation rate.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

25.	Other liabilities

Other liabilities as of December 31, 2017 and 2016 were as follows:

		December 31, 2017	December 31, 2016
Accounts payable	~~W~~	3,974,906	3,839,083
Borrowing from trust account		4,297,314	3,658,239
Accrued expenses		1,974,718	1,885,548
Liability incurred by agency relationship		935,016	799,462
Domestic exchange settlement payables		1,685,305	922,259
Account for agency business of other institutions		600,749	494,251
Guarantee deposits received		554,433	187,464
Foreign exchange settlement payables		222,195	224,767
Suspense payable		42,570	35,210
Unearned income		59,733	53,197
Withholding value-added tax and other taxes		84,491	57,724
Dividend payable		1,367	1,309
Sundry liabilities		51,705	24,642
Present value discount		(2,913)	(2,404)
	~~W~~	14,481,589	12,180,751

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

26.	Equity

(a) Equity as of December 31, 2017 and 2016 were as follows:

		December 31, 2017	December 31, 2016
Capital stock:
Common stock	~~W~~	7,928,078	7,928,078
Other equity instruments:
Hybrid bonds		668,938	469,393
Capital surplus:
Share premium		398,080	398,080
Capital adjustments:
Stock options		782	(887)
Others		(139)	(59,777)
		643	(60,664)

Accumulated other comprehensive loss:
Net change in fair value of available-for-sale financial assets		37,034	160,710
Foreign currency translation differences for foreign operations		(55,344)	(34,299)
Remeasurements of defined benefit plans		(207,385)	(281,202)
		(225,695)	(154,791)
Retained earnings:
Legal reserve (*1)		1,675,077	1,497,370
Voluntary reserve (*2)		10,065,795	9,064,867
Other reserve (*3)		99,681	87,029
Unappropriated retained earnings (*4)		1,577,907	1,731,384
		13,418,460	12,380,650

	~~W~~	22,188,504	20,960,746

(*1) According to the Article 40 of the Banking Act, the Bank is required to appropriate an amount equal to a minimum of 10% of cash dividends paid for each accounting period as a legal reserve, until such reserve equals 100% of issued capital.  The legal reserve is only available to be used to reduce accumulated deficit or transfer to capital stock.

(*2) The amounts include a regulatory reserve for loan loss of ~~W~~1,754,773 million and ~~W~~1,706,925 million as of December 31, 2017 and 2016, respectively.  The amounts also include asset revaluation surplus of ~~W~~355,898 million as of both December 31, 2017 and 2016.

(*3) Other reserve was established according to the laws applicable to some oversea branches and may be used only to reduce their deficit.

(*4) The amounts include provision for the regulatory reserve for loan loss of ~~W~~87,882 million and ~~W~~47,848 million as of December 31, 2017 and 2016, respectively.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won, except for share data)

26.	Equity (continued)

(b) Capital stock

Capital stock of the Bank as of December 31, 2017 and 2016 were as follows:

	December 31, 2017	December 31, 2016
Number of authorized shares	2,000,000,000 shares	2,000,000,000 shares
Par value per share in won	~~W~~5,000	~~W~~5,000
Number of issued shares outstanding	1,585,615,506 shares	1,585,615,506 shares

(c) Hybrid bonds

Hybrid bonds as of December 31, 2017 and 2016 were as follows:

			Book value
Date of issuance	Date of maturity		December 31, 2017	December 31, 2016	Interest rate (%)
Hybrid bonds issued in Korean won:
March 21, 2008	March 21, 2038	~~W~~	119,878	119,878	7.30
March 25, 2008	March 25, 2038		49,947	49,947	7.30
June 7, 2013	June 7, 2043		299,568	299,568	4.63
June 29, 2017	Perpetual bond		129,701	-	3.33
June 29, 2017	Perpetual bond		69,844	-	3.81
		~~W~~	668,938	469,393
Dividends on hybrid bond holders		~~W~~	29,857	45,691
Weighted average interest rate (%)			5.23	6.45

The above hybrid bonds are subject to early redemption option after five years or ten years from the date of issuance, and the maturity can be extended under the same condition at the maturity date.  In addition, if no dividend is paid for common shares, the agreed interest is also not paid.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

26.	Equity (continued)

(d) Changes in accumulated other comprehensive income (loss) for the years ended December 31, 2017 and 2016 were as follows:

		2017
		Net change in fair value of available-for-sale financial assets	Foreign currency translation differences for foreign operations	Remeasurements of defined benefit plans	Total
Beginning balance	~~W~~	160,710	(34,299)	(281,202)	(154,791)
Change due to fair value		(74,100)	-	-	(74,100)
Change due to impairment		38,383	-	-	38,383
Change due to disposal		(119,348)	-	-	(119,348)
Effect of hedge accounting		1,241	17,595	-	18,836
Effect of foreign currency movements		(7,113)	(48,682)	-	(55,795)
Remeasurements of defined benefit plans		-	-	84,931	84,931
Effect of tax		37,261	10,042	(11,114)	36,189
Ending balance	~~W~~	37,034	(55,344)	(207,385)	(225,695)

		2016
		Net change in fair value of available-for-sale financial assets	Foreign currency translation differences for foreign operations	Remeasurements of defined benefit plans	Total
Beginning balance	~~W~~	377,338	(37,156)	(300,385)	39,797
Change due to fair value		(48,740)	-	-	(48,740)
Change due to impairment		26,259	-	-	26,259
Change due to disposal		(265,357)	-	-	(265,357)
Effect of hedge accounting		2,289	(13,845)	-	(11,556)
Effect of foreign currency movements		(240)	17,614	-	17,374
Remeasurements of defined benefit plans		-	-	25,309	25,309
Effect of tax		69,161	(912)	(6,126)	62,123
Ending balance	~~W~~	160,710	(34,299)	(281,202)	(154,791)

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won, except for par value per share and dividend per share)

26.	Equity (continued)

(e) Separate statements of appropriation of retained earnings for the years ended December 31, 2017 and 2016 were as follows:

		2017	2016
		Expected date of approval: March 21, 2018	Date of approval: March 22, 2017
Unappropriated retained earnings:
Balance at beginning of year	~~W~~	-	-
Interest on hybrid bond		(29,857)	(45,691)
Profit for the year		1,607,761	1,777,072
		1,577,904	1,731,381
Transfer from reserves:
Voluntary reserve		7,676,276	6,723,196
		9,254,180	8,454,577
Appropriation of retained earnings:
Legal reserve		160,776	177,707
Regulatory reserve for loan loss		87,882	47,848
Other reserve		12,377	12,652
Voluntary reserves		8,453,145	7,676,276
Redemption of hybrid bond		-	60,094
Dividends on common stock		540,000	480,000
(Dividend per share in won: 2017: ~~W~~340.56 (6.81%) 2016: ~~W~~302.72 (6.05%)
		9,254,180	8,454,577
Unappropriated retained earnings to be carried over to subsequent year	~~W~~	-	-

(f) Dividends

Dividends of common stock for the years ended December 31, 2017 and 2016 were as follows:

		2017	2016
Number of issued shares outstanding		1,585,615,506	1,585,615,506
Par value per share in won	~~W~~	5,000	5,000
Dividend rate per share		6.81%	6.05%
Dividend per share in won	~~W~~	340.56	302.72

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won, except for earnings per share)

26.	Equity (continued)

(g) Dividends payout ratio

Dividends payout ratio for the years ended December 31, 2017 and 2016 were as follows:

		2017	2016
Dividends	~~W~~	540,000	480,000
Profit for the year		1,607,761	1,777,072
Dividends payout ratio to profit for the year		33.59%	27.01%
Profit for the year adjusted for regulatory reserve for loan loss		1,519,879	1,729,224
Dividends payout ratio to profit for the year adjusted for regulatory reserve for loan loss		35.53%	27.76%

27.	Regulatory reserve for loan loss

The Bank should calculate and disclose regulatory reserve for loan loss, in accordance with the Article 29-1 and 29-2 of Regulation on Supervision of Banking Business.

(a)	The regulatory reserve for loan loss as of December 31, 2017 and 2016 were as follows:

		December 31, 2017	December 31, 2016
Regulatory reserve for loan loss	~~W~~	1,754,773	1,706,925
Provision for regulatory reserve for loan loss		87,882	47,848
	~~W~~	1,842,655	1,754,773

(b)	Profit for the year adjusted for regulatory reserve for loan loss and earnings per share adjusted for regulatory reserve for loan loss for the years ended December 31, 2017 and 2016 were as follows:

		2017	2016
Provision for regulatory reserve for loan loss	~~W~~	87,882	47,848
Profit for the year adjusted for regulatory reserve for loan loss		1,519,879	1,729,224
Earnings per share adjusted for regulatory reserve in won	~~W~~	940	1,062

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

28.	Net interest income

(a) Net interest income for the years ended December 31, 2017 and 2016 were as follows:

		2017	2016
Interest income:
Cash and due from banks	~~W~~	43,583	37,134
Trading assets		140,217	111,606
Available-for-sale financial assets		428,647	406,714
Held-to-maturity financial assets		334,008	305,441
Loans		6,443,680	6,174,761
Others		59,142	72,115
		7,449,277	7,107,771
Interest expense:
Deposits		(2,211,012)	(2,315,780)
Borrowings		(194,359)	(154,132)
Debt securities issued		(479,117)	(466,231)
Others		(43,551)	(42,487)
		(2,928,039)	(2,978,630)
Net interest income	~~W~~	4,521,238	4,129,141

(b) Interest income recognized on impaired financial assets for the years ended December 31, 2017 and 2016 were as follows:

		2017	2016
Interest income	~~W~~	16,371	24,167

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

29.	Net fees and commission income

Net fees and commission income for the years ended December 31, 2017 and 2016 were as follows:

		2017	2016
Fees and commission income:
Credit placement fees	~~W~~	55,124	69,885
Commission received as electronic charge receipt		141,487	136,031
Brokerage fees		107,773	90,547
Commission received as agency		325,310	309,420
Investment banking fees		65,769	57,400
Commission received in foreign exchange activities		99,950	93,957
Asset management fees from trust accounts		185,040	122,068
Guarantee fees		58,220	57,784
Others		87,752	79,919
		1,126,425	1,017,011
Fees and commission expense:
Credit-related fees		(33,520)	(29,649)
Brand-related fees		(32,757)	(32,883)
Service-related fees		(17,439)	(14,573)
Trading and brokerage fees		(7,966)	(7,469)
Commission paid in foreign exchange activities		(20,279)	(6,390)
Others		(57,456)	(63,687)
		(169,417)	(154,651)
Net fees and commission income	~~W~~	957,008	862,360

30.	Dividend income

Dividend income for the years ended December 31, 2017 and 2016 were as follows:

		2017	2016
Trading assets	~~W~~	26,293	28,012
Available-for-sale financial assets		87,807	93,227
	~~W~~	114,100	121,239

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

31.	Net trading gain (loss)

Net trading gain (loss) for the years ended December 31, 2017 and 2016 were as follows:

		2017	2016
Trading assets and trading liabilities
Debt:
Gain on valuation of debt securities	~~W~~	474	1,124
Gain on sale of debt securities		7,120	12,227
Loss on valuation of debt securities		(3,910)	(4,203)
Loss on sale of debt securities		(15,124)	(15,359)
		(11,440)	(6,211)
Equity:
Gain on valuation of equity securities		230	620
Gain on sale of equity securities		17,327	23,819
Loss on valuation of equity securities		(1,211)	(1,504)
Loss on sale of equity securities		(13,046)	(16,809)
		3,300	6,126
Gold/silver:
Gain on valuation of gold/silver deposits		6,735	18,336
Gain on sale of gold/silver deposits		2,834	4,397
Loss on valuation of gold/silver deposits		(693)	(61,321)
Loss on sale of gold/silver deposits		(395)	(1,808)
		8,481	(40,396)
		341	(40,481)
Derivatives
Foreign currency related:
Gain on valuation and transaction		7,436,112	4,890,905
Loss on valuation and transaction		(7,604,693)	(4,880,753)
		(168,581)	10,152
Interest rates related:
Gain on valuation and transaction		488,449	501,368
Loss on valuation and transaction		(465,079)	(483,620)
		23,370	17,748
Equity related:
Gain on valuation and transaction		7,326	50,601
Loss on valuation and transaction		(8,722)	(7,912)
		(1,396)	42,689
Commodity related:
Gain on valuation and transaction		24,855	55,694
Loss on valuation and transaction		(4,387)	(25,319)
		20,468	30,375
		(126,139)	100,964
Net trading gain (loss)	~~W~~	(125,798)	60,483

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

32.	Impairment loss on financial assets

Impairment loss on financial assets for the years ended December 31, 2017 and 2016 were as follows:

		2017	2016
Impairment loss:
Loans and other financial assets	~~W~~	482,131	638,586
Available-for-sale financial assets		178,228	83,260
	~~W~~	660,359	721,846

33.	General and administrative expenses

General and administrative expenses for the years ended December 31, 2017 and 2016 were as follows:

		2017	2016
Employee benefits:
Short and long term employee benefits	~~W~~	1,520,467	1,436,689
Post-employee defined benefits		128,569	138,126
Post-employee defined contributions		46	40
Termination benefits		224,033	94,478
		1,873,115	1,669,333
Amortization:
Depreciation		110,293	111,424
Amortization of intangible assets		34,420	35,928
		144,713	147,352
Other general and administrative expenses:
Employee fringe benefits		97,899	96,993
Rent		221,478	225,357
Service contract expenses		211,708	208,780
Taxes and dues		69,538	68,472
Advertising		56,408	54,243
Electronic data processing expenses		51,575	54,006
Others		141,045	152,037
		849,651	859,888
	~~W~~	2,867,479	2,676,573

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2015

(In won, except for share data)

34.	Share-based payments

(a) Stock options granted as of December 31, 2017 were as follows:

	4th grant	5th grant	6th grant	7th grant
Grant date	March 30, 2005	March 21, 2006	March 20, 2007	March 19, 2008
Exercise price in won (*1)	~~W~~28,006	~~W~~38,829	~~W~~54,560	~~W~~49,053
Number of shares granted	1,903,200	2,157,600	715,500	332,850
Contractual exercise period	2017.05.18 ~ 2018.08.30	2017.05.18 ~ 2019.08.21	2017.05.18 ~ 2020.08.19	2017.5.18 ~ 2021.5.17 2017.9.18 ~ 2021.9.17
Changes in number of shares granted:	-	-	-	-
Outstanding at December 31, 2016	93,426	101,963	50,513	26,233
Exercised	90,926	99,463	-	-
Outstanding at December 31, 2017 (*2)	2,500	2,500	50,513	26,233
Fair value in won: (*3)	21,394	10,571	3,154	Expiration date 2021.5.17 : 5,401 Expiration date 2021.5.17 : 5,536

(*1) As of December 31, 2017, the granted shares are fully vested, and the weighted-average exercise price of 81,746 options outstanding was ~~W~~51,500.

(*2) As of December 31, 2017, 4,759 rights of exercise for 7th grant are suspended.

(*3) As of December 31, 2017, suspended grants are evaluated based on the intrinsic value, which is the difference between the closing price of Shinhan Financial Group and the exercise price.

(b) Equity-settled share-based payments

   i) Equity-settled share-based payments as of December 31, 2017 were as follows:

Contents
Grant year	2010 ~ 2013	2014~
Type (*1)	Equity-settled share-based payment	Equity-settled share-based payment
Service period	Upon appointment and promotion since April 1, 2010 (Within 3 years from grant date)	Upon appointment and promotion since January 1, 2014 (Within 1 year from grant date)
Performance conditions (*2)	Increase rate of stock price and achievement of target ROE	Increase rate of stock price and achievement of target ROE

(*1) The Group granted shares of Shinhan Financial Group.  According to the commitment, the amount that the Group must pay to the Shinhan Financial Group was recognized in liabilities, and the difference between the amount recognized in liabilities and the compensation cost based on equity-settled share-based payments was recognized in equity.

(*2) ROE: Return on equity

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won, except for fair value and share data)

34.	Share-based payments (continued)

(b) Equity-settled share-based payments (continued)

ii) Granted shares and the fair value of grant date as of December 31, 2017 were as follows:

Grant date	Grant shares	Fair value (*1) (in won)	Estimated shares (*2)
April 1, 2010	306,400	45,150	10,471
January 1, 2013	183,100	40,050	1,166
May 27, 2013	14,500	40,250	631
August 1, 2013	4,400	41,250	284
January 1, 2014	109,800	47,300	102,471
February 8, 2014	5,400	44,300	4,484
April 1, 2014	4,800	47,000	3,340
October 15, 2014	2,400	47,150	465
January 1, 2015	159,000	44,500	143,482
March 18, 2015	16,800	42,650	12,103
April 10, 2015	2,300	40,350	1,526
May 1, 2015	2,300	46,000	1,406
May 22, 2015	5,300	42,800	2,966
May 27, 2015	2,300	40,200	1,259
August 1, 2015	2,300	41,900	918
August 24, 2015	2,300	40,250	749
January 1, 2016	221,900	39,000	204,554
January 1, 2017	231,400	45,300	180,634
January 23, 2017	2,700	45,600	2,333
March 7, 2017	17,400	46,950	13,156
March 24, 2017	8,100	49,000	5,772
June 1, 2017	2,700	49,250	1,455
July 5, 2017	2,700	49,550	1,224
July 6, 2017	2,700	49,200	1,217
	1,313,000		698,066

(*1) The fair value per share was evaluated based on the closing price of Shinhan Financial Group at each grant date.  As of December 31, 2017, the fair value per share data evaluated by Shinhan Financial Group amounted to ~~W~~49,400.

(*2) Grant shares at grant date were adjusted pursuant to increase rate of stock price (33.4% to 2013, 20.0% after 2014) and achievement of target ROE (66.6% to 2013, 80.0% after 2014) based on standard quantity applicable to the days of service among specified period of service, which allows for the determination of acquired quantity at the end of the operation period.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

34.	Share-based payment (continued)

(c) Stock compensation costs calculated for the years ended December 31, 2017 and 2016 were as follows:

		2017	2016
Compensation costs recorded for the year	~~W~~	10,748	17,577

(d) Accrued expenses of the stock compensation costs and residual compensation costs of December 31, 2017 and 2016 were as follows:

		December 31, 2017	December 31, 2016
Accrued expenses	~~W~~	30,773	27,942

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

35.	Net other operating income (expenses)

Net other operating expenses for the years ended December 31, 2017 and 2016 were as follows:

		2017	2016
Other operating income
Gain on sale of assets:
Loans	~~W~~	45,117	24,661
Written-off loans		116	3,044
		45,233	27,705
Others:
Gain on hedge activity from hedged items		249,223	270,662
Gain on hedge activity from hedging instruments		57,010	33,753
Reversal of allowance for acceptances and guarantee		4,328	6,780
Reversal of other allowance		32,322	14,569
Others		12,884	10,144
		355,767	335,908
		401,000	363,613
Other operating expense
Loss on sale of assets:
Loans		(8,365)	(10,783)

Others:
Loss on hedge activity from hedged items		(56,133)	(33,550)
Loss on hedge activity from hedging instruments		(251,444)	(281,350)
Provision for allowance for acceptances and guarantee		-	(17,871)
Provision for other allowance		-	(41,665)
Provision for other allowance		(244,189)	(244,442)
Contribution to fund		(280,588)	(264,267)
Deposit insurance fee		(142,575)	(115,323)
Others		(974,929)	(998,468)
		(983,294)	(1,009,251)
Net other operating expenses	~~W~~	(582,294)	(645,638)

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

36.	Net non-operating income (expenses)

Net non-operating income (expenses) for the years ended December 31, 2017 and 2016 were as follows:

		2017	2016
Non-operating income
Gain on sale of assets:
Property and equipment	~~W~~	4,293	109
Intangible assets		514	51
Investment properties		154	1,438
Non-current assets held for sale		32,879	821
		37,840	2,419
Investments in associates:
Dividend income		3,752	30,449
Gain from disposition		1,586	-
		5,338	30,449
Others:
Rental income on investment property		25,156	23,174
Others		45,911	77,981
		71,067	101,155
		114,245	134,023
Non-operating expenses
Loss on sale of assets:
Property and equipment		(870)	(235)
Intangible assets		(790)	(149)
Investment properties		-	(248)
Non-current assets held for sale		(1,674)	-
		(3,334)	(632)
Investments in associates:
Impairment loss		(144)	-
Others:
Investment properties depreciation		(10,514)	(15,349)
Donations		(121,352)	(13,209)
Impairment loss on Property and equipment		-	(5)
Impairment loss of intangible assets		-	(98)
Others		(20,608)	(20,675)
		(152,474)	(49,336)
		(155,952)	(49,968)
Net non-operating income (expenses)	~~W~~	(41,707)	84,055

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

37.	Operating revenue

Operating revenue for the years ended December 31, 2017 and 2016 were as follows:

		2017	2016
Interest income	~~W~~	7,449,277	7,107,771
Fees and commission income		1,126,425	1,017,011
Dividend income		114,100	121,239
Trading income		7,991,461	5,559,091
Gain on financial instruments designated at fair value through profit or loss		-	2
Foreign currencies transaction gain		3,099,210	1,246,679
Gain on sale of available-for- sale financial assets		199,490	424,407
Other operating income		401,000	363,613
	~~W~~	20,380,963	15,839,813

38.	Income tax expense

(a) The components of income tax expense for the years ended December 31, 2017 and 2016 were as follows:

		2017	2016
Current income tax expense	~~W~~	337,551	321,990
Deferred taxes arising from changes in temporary differences		37,785	(20,637)
Deferred taxes arising from utilization of expired unused tax losses		(15,818)	(336,468)
Tax adjustment charged or credited directly to equity		35,609	62,868
Income tax expense	~~W~~	395,127	27,753

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

38.	Income tax expense (continued)

(b) The income tax expense calculated by applying statutory tax rates to the Bank’s taxable income differs from the actual tax expense in the separate statements of income for the years ended December 31, 2017 and 2016 for the following reasons:

		2017	2016
Profit before income tax	~~W~~	2,002,888	1,804,825
Statutory tax rate		24.20%	24.20%
Income tax expense at statutory tax rates		484,237	436,306
Adjustments:
Non-taxable income		(8,143)	(26,128)
Non-deductible expense		10,425	11,619
Decrease resulting from consolidated corporate tax system		(25,756)	(25,216)
Utilization of expired unused tax losses		-	(336,468)
Income tax refund		(27,235)	(22,316)
Impact of tax rate change		43,430	-
Others		(5,029)	(10,044)
Income tax expense	~~W~~	395,127	27,753
Effective tax rate (*1)		19.73%	1.54%

(*1) As of December 31, 2015, the Bank had not previously recognized the deferred tax asset relating to the expired unused tax losses as the utilization of the expired unused tax losses had been assessed remote.  However, based on the new tax interpretation issued by Korea National Tax Service which allows utilization of expired unused tax losses against extinguishment of deposit and insurance liabilities and the recent tax refund, during the year ended December 31, 2016, the Bank recognized the deferred tax asset after factoring in future taxable profits and the expected future extinguishment of deposit and insurance liabilities.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

38.	Income tax expense (continued)

(c) Changes in temporary differences and deferred tax assets (liabilities) for the years ended December 31, 2017 and 2016 were as follows:

		2017
		Beginning balance	Decreases	Increases	Ending balance	Deferred tax assets (liabilities)

Accrued income	~~W~~	(306,255)	(308,304)	(431,673)	(429,624)	(118,147)
Accounts receivable		(36,089)	(36,089)	(60,062)	(60,062)	(16,517)
Trading assets		(56,271)	(59,469)	(53,051)	(49,853)	(13,710)
Available-for-sale financial assets		780,467	454,602	526,952	852,817	234,525
Investments in associates and subsidiaries		60,636	8,902	-	51,734	14,227
Deferred loan origination costs and fees		(378,933)	(378,933)	(427,937)	(427,937)	(117,683)
Revaluation and depreciation on property and equipment		(441,979)	(5,718)	3,739	(432,522)	(118,944)
Derivative liabilities		(137,101)	(148,094)	(136,581)	(125,588)	(34,537)
Deposits		75,052	17,940	44,355	101,467	27,904
Accrued expenses		262,174	263,525	380,671	379,320	104,313
Defined benefit obligations		1,133,301	54,253	63,630	1,142,678	314,236
Plan assets		(988,598)	(54,254)	(245,904)	(1,180,248)	(324,568)
Other provisions		207,583	207,583	151,002	151,002	41,526
Allowance for guarantees and acceptance		113,059	113,059	123,759	123,759	34,034
Allowance for advanced depreciation		(179,438)	(45)	-	(179,393)	(49,333)
Allowance for expensing depreciation		(2,154)	(231)	-	(1,923)	(529)
Deemed dividends		5,513	-	13,658	19,171	5,272
Net change in fair value of available-for-sale financial assets		(212,018)	(212,018)	(50,247)	(50,247)	(13,818)
Donation payables		35,717	35,717	39,429	39,429	10,843
Allowance and bad debt		202,050	167,335	(20,751)	13,964	3,840
Compensation expenses associated with stock option		2,344	2,266	359	437	120
Fictitious dividends		4,026	19	53	4,060	1,117
Others		41,190	65,926	95,085	70,349	19,346
		184,276	187,972	16,486	12,790	3,517
Expired unused tax losses
Appropriation by extinctive prescription of deposit		1,390,362	109,323	-	1,281,039	352,286

Temporary differences not qualified for deferred tax assets or liabilities
Investments in subsidiaries and associates		(22,219)	-	-	(22,219)	(6,110)
	~~W~~	1,596,857	297,295	16,486	1,316,048	361,913

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

38.	Income tax expense (continued)

(c) Changes in temporary differences and deferred tax assets (liabilities) for the years ended December 31, 2017 and 2016 were as follows: (continued)

		2016
		Beginning balance	Decreases	Increases	Ending balance	Deferred tax assets (liabilities)

Accrued income	~~W~~	(302,693)	(303,333)	(306,895)	(306,255)	(74,114)
Accounts receivable		(45,943)	(45,943)	(36,089)	(36,089)	(8,734)
Trading assets		(118,674)	(118,674)	(56,271)	(56,271)	(13,618)
Available-for-sale financial assets		1,203,150	603,220	180,537	780,467	188,873
Investments in associates and subsidiaries		69,728	9,092	-	60,636	14,674
Deferred loan origination costs and fees		(344,697)	(344,697)	(378,933)	(378,933)	(91,702)
Revaluation and depreciation on property and equipment		(466,967)	(6,855)	18,133	(441,979)	(106,959)
Derivative liabilities		(124,143)	(81,536)	(94,494)	(137,101)	(33,178)
Deposits		63,688	(3,783)	7,581	75,052	18,162
Accrued expenses		220,725	208,717	250,166	262,174	63,446
Defined benefit obligations		1,041,404	40,526	132,423	1,133,301	274,259
Plan assets		(1,018,940)	(40,526)	(10,184)	(988,598)	(239,241)
Other provisions		195,148	195,148	207,583	207,583	50,235
Allowance for guarantees and acceptance		110,939	110,939	113,059	113,059	27,360
Allowance for advanced depreciation		(179,485)	(47)	-	(179,438)	(45,977)
Allowance for expensing depreciation		(2,386)	(232)	-	(2,154)	(521)
Deemed dividends		5,513	-	-	5,513	1,334
Net change in fair value of available-for-sale financial assets		(497,807)	(497,807)	(212,018)	(212,018)	(51,308)
Donation payables		44,134	44,134	35,717	35,717	8,644
Allowance and bad debt		205,874	11	(3,813)	202,050	48,896
Compensation expenses associated with stock option		1,230	1,152	2,266	2,344	567
Fictitious dividends		3,913	21	134	4,026	974
Others		34,930	52,895	59,155	41,190	9,963
		98,641	(177,578)	(91,943)	184,276	42,035
Expired unused tax losses
Appropriation by extinctive prescription of deposit		-	30,806	1,421,168	1,390,362	336,468

Temporary differences not qualified for deferred tax assets or liabilities
Investments in subsidiaries and associates		(22,219)	-	-	(22,219)	(5,377)
	~~W~~	120,860	(146,772)	1,329,225	1,596,857	383,880

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

38.	Income tax expense (continued)

(d)	Changes in tax effects that were directly charged or credited to equity for the years ended December 31, 2017 and 2016 were as follows:

		December 31, 2017		December 31, 2016		Changes in tax effects
		Amount before tax	Tax effects	Amount before tax	Tax effects
Net change in fair value of available-for-sale financial assets	~~W~~	51,081	(14,047)	212,018	(51,308)	37,261
Foreign currency translation differences for foreign operations		(76,335)	20,992	(45,248)	10,950	10,042
Remeasurements of defined benefit plans		(286,046)	78,661	(370,977)	89,775	(11,114)
Other (stock option)		1,078	(296)	(1,170)	284	(580)
	~~W~~	(310,222)	85,310	(205,377)	49,701	35,609

		December 31, 2016		December 31, 2015		Changes in tax effects
		Amount before tax	Tax effects	Amount before tax	Tax effects
Net change in fair value of available-for-sale financial assets	~~W~~	212,018	(51,308)	497,807	(120,469)	69,161
Foreign currency translation differences for foreign operations		(45,248)	10,950	(49,017)	11,862	(912)
Remeasurements of defined benefit plans		(370,977)	89,776	(396,286)	95,901	(6,125)
Other (stock option)		(1,170)	283	1,904	(461)	744
	~~W~~	(205,377)	49,701	54,408	(13,167)	62,868

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won, except for earnings per share)

38.	Income tax expense (continued)

(e)	The current tax assets and liabilities as of December 31, 2017 and 2016 were as follows:

		December 31, 2017	December 31, 2016
Current tax assets:
Income taxes paid	~~W~~	3,527	2,159

Current tax liabilities:
Payable due to consolidated tax system		179,364	122,867
Income taxes payables		4,309	1,795
	~~W~~	183,673	124,662

(f) The deferred tax assets / liabilities and current tax assets / liabilities presented on a gross basis prior to any offsetting as of December 31, 2017 and 2016 were as follows:

		December 31, 2017	December 31, 2016
Deferred tax assets	~~W~~	2,092,570	1,794,867
Deferred tax liabilities		1,730,657	1,410,987
Current tax assets		219,671	173,043
Current tax liabilities		399,817	295,546

39.	Earnings per share

(a) Earnings per share for the years ended December 31, 2017 and 2016 were as follows:

		2017	2016
Profit for the year	~~W~~	1,607,761	1,777,072
Less: dividends on hybrid bonds		(29,857)	(45,691)
Profit available for common stock	~~W~~	1,577,904	1,731,381
Weighted average number of common shares outstanding		1,585,615,506	1,585,615,506
Basic and diluted earnings per share in won		995	1,092

Considering that the Bank had no dilutive potential common shares and that stock options were not included in the calculation of diluted earnings per share because they were anti-dilutive for the reporting periods presented, diluted earnings per share equal to basic earnings per share for the years ended December 31, 2017 and 2016.

(b) Weighted average number of common shares outstanding as of December 31, 2017 and 2016 were as follows:

	2017	2016
Number of common shares outstanding	1,585,615,506 shares	1,585,615,506 shares
Weight	365/365	366/366
Weighted average number of common shares outstanding	1,585,615,506 shares	1,585,615,506 shares

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

40.	Commitments and contingencies

(a) Guarantees, acceptances and credit commitments as of December 31, 2017 and 2016 were as follows:

		December 31, 2017	December 31, 2016
Guarantees:
Guarantee outstanding	~~W~~	8,060,660	9,645,729
Contingent guarantees		3,152,593	2,874,477
	~~W~~	11,213,253	12,520,206
Commitments to extend credit:
Loan commitments in Korean won	~~W~~	53,160,964	53,270,304
Loan commitments in foreign currencies		15,671,070	17,449,285
ABS and ABCP purchase commitments (*1)		4,609,072	4,145,805
Others		1,437,936	1,335,759
	~~W~~	74,879,042	76,201,153
Endorsed bills:
Secured endorsed bills	~~W~~	85,456	32,187
Unsecured endorsed bills		7,810,788	8,822,654
	~~W~~	7,896,244	8,854,841
Loans sold with repurchase agreement	~~W~~	1,387	1,387

(b) Provision for acceptances and guarantees

Allowance for acceptances and guarantees, as of December 31, 2017 and 2016 were as follows:

		December 31, 2017	December 31, 2016
Guarantees outstanding	~~W~~	8,060,660	9,645,729
Contingent guarantees		3,152,593	2,874,477
ABS and ABCP purchase commitments (*1)		4,609,072	4,145,805
Secured endorsed bills		85,456	32,187
	~~W~~	15,907,781	16,698,198
Allowance for acceptances and guarantees	~~W~~	123,759	113,059
Ratio (%)		0.78	0.68

(*1) ABS: Asset Backed Securities, ABCP: Asset Backed Commercial Papers

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

40.	Commitments and contingencies (continued)

(c) Legal contingencies

Pending litigations in which the Bank was involved as a defendant as of December 31, 2017 were as follows:

Case	Number of claim		Claim amount	Description
Lehman Brothers Special Financing Inc. (LBSF)	1	~~W~~	12,857

A plaintiff, Lehman Brothers Special Financing Inc. (LBSF), has claimed against the Bank to return the CDO investments which had been returned to the Bank after the bankruptcy of themselves for the reason that it had been against the US bankruptcy law.  Although the Bank proceeded arbitrating procedures with LBSF and verbally agreed to settle, the defendants including the Bank won at the first trial and therefore refused to make payment for the previously verbally agreed upon settlement.  As a result, another claim for the verbal agreement fulfillment action was brought by LBSF, and the Bank lost in the first trial and the appeal is ongoing as of December 31, 2017.

Demands on stock return	1		7,500

The Medison stock sales contract previously made between the plaintiff and PEF was discharged or cancelled.  The plaintiff has been demanding to return the Medison stocks based on the invalidity of the stock sales contract as well as the invalidity of option contracts and revised option contracts stated in the stock sales contract. The Bank won the first trial and the plaintiff appealed, but the appeal was rejected by the court on October 26, 2017.

Claim for damage	1		6,893

According to the asset custody contract, the plaintiffs filed a lawsuit against the Bank, claiming that they had suffered a damage resulting from fire in the property of the real estate investment company taken custody of by the Bank.  In the first trial of 2015 and the second trial in 2017, the court decided partially in favor of the plaintiff.  However, the conclusions of the first and the second trial differ from each other and the third trial is currently underway.

Others	119		62,069	It includes various cases, such as compensation for a loss claim. The Bank recognizes provisions based on the progress of relevant lawsuits.
	122	~~W~~	89,319

As of December 31, 2017, the Bank recorded a provision of ~~W~~11,850 million for litigation for certain of the above lawsuits.  Additional losses may be incurred from these legal actions besides the current provision established by the Bank, but the amount of loss is not expected to have a material adverse effect on the Bank’s separate financial position or results of operations.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

40.	Commitments and contingencies (continued)

(d) Principal guaranteed trusts or principal and interest guaranteed trusts

Book value of trusts with guarantee commitments of payments of principal or principal and interest as of December 31, 2017 and 2016 were as follows:

		December 31, 2017	December 31, 2016
Principal guarantee commitments:
Market evaluation form	~~W~~	2,692,322	2,545,515
Book value evaluation form		1,659,439	1,660,841
		4,351,761	4,206,356
Principal and interest guarantee commitments:
Book value evaluation form		1,698	1,695
	~~W~~	4,353,459	4,208,051
Principal in the money trusts	~~W~~	3,979,776	3,841,990
Accrued trust income		373,683	366,061

There may occur additional losses depending on the operating results of trust agreements.  As of December 31, 2017 and 2016, no additional payments were required as per the operating results of trust agreements.

(e) Maturity structure of minimum lease payments

The future minimum lease payments under non-cancellable operating leases were payable as of December 31, 2017 and 2016 were as follows:

		December 31, 2017
		Within 1 year	1~5 years	Over 5 years	Total
Minimum lease payments	~~W~~	210,972	278,689	29,087	518,748

		December 31, 2016
		Within 1 year	1~5 years	Over 5 years	Total
Minimum lease payments	~~W~~	153,107	130,953	1,376	285,436

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

41.	Statements of cash flows

(a) Cash and cash equivalents reported in the accompanying separate statements of cash flows as of December 31, 2017 and 2016 were as follows:

		December 31, 2017	December 31, 2016
Cash	~~W~~	1,658,239	1,669,277
Reserve deposits		8,503,968	2,718,354
Other deposits		4,550,299	5,265,489
Cash and due from banks		14,712,506	9,653,120
Less: Restricted due from banks		(11,033,538)	(7,340,215)
Less: Due with original maturities of more than three months		(346,429)	(7,880)
	~~W~~	3,332,539	2,305,025

(b) Significant non-cash activities for the years ended December 31, 2017 and 2016 were as follows:

		2017	2016
Dividend payable of hybrid bonds	~~W~~	1,367	1,309
Debt-equity swap		32,530	32,229
Accounts payable for purchase of intangible assets		5,061	2,825

(c) Changes in liabilities resulting from financing activities for the year ended December 31, 2017 were as follows:

		Borrowings	Debt securities issued	Total
Beginning balance	~~W~~	13,944,878	20,923,326	34,868,204
Change in cash flows		999,425	3,592,690	4,592,115
Amortization		802	3,196	3,998
Foreign currencies transaction gain		(473,385)	(446,833)	(920,218)
Change in fair value of hedged items		-	(142,656)	(142,656)
Ending balance	~~W~~	14,471,720	23,929,723	38,401,443

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

42.	Related party transactions

(a) Significant balances with the related parties as of December 31, 2017 and 2016 were as follows:

Related parties	Accounts		December 31, 2017	December 31, 2016
Subsidiaries
Shinhan Bank (China)	Cash and due from banks	~~W~~	6,081	5,929
Limited	Loans		185,369	290,956
	Allowance for loan loss		(262)	(405)
	Other assets		804	589
	Deposits		2,065	836
	Borrowings		6,618	22,420
	Provisions		89	94
Shinhan Asia Ltd.	Cash and due from banks		324	145
	Loans		326,749	231,406
	Allowance for loan loss		(61)	(44)
	Other assets		614	138
	Deposits		512	175
Shinhan Bank Vietnam Ltd.	Cash and due from banks		5,036	83
	Loans		32,784	42,442
	Allowance for loan loss		(9)	(17)
	Deposits		7,450	32
	Provisions		324	518
Shinhan Kazakhstan Bank	Cash and due from banks		588	5,156
Limited	Loans		-	2,175
	Allowance for loan loss		(1)	(10)
	Deposits		6	7,332
	Provisions		368	-
Shinhan Bank Canada	Cash and due from banks		542	168
	Loans		117,300	94,399
	Allowance for loan loss		(344)	(276)
	Other assets		394	140
	Deposits		287	181
	Borrowings		11,191	-
Shinhan Khmer Bank PLC	Cash and due from banks		185	907
	Loans		57,856	42,298
	Allowance for loan loss		(79)	(59)
	Other assets		309	85
	Provisions		1	-

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

42. Related party transactions (continued)

(a) Significant balances with the related parties as of December 31, 2017 and 2016 were as follows:

   (continued)

Related parties	Accounts	December 31, 2017	December 31, 2016

Subsidiaries (continued)

Shinhan Bank Europe GmbH	Cash and due from banks	~~W~~	3,012	3,917
	Loans		240,155	174,024
	Allowance for loan loss		(708)	(520)
	Other assets		352	266
	Deposits		18	9
	Borrowings		56,210	52,117
Shinhan Bank Japan	Cash and due from banks		25,620	-
	Loans		214,280	302,125
	Allowance for loan loss		(179)	(224)
	Other assets		1,244	666
	Deposits		156	1,912
	Borrowings		122,087	160,906
	Provisions		14	98
	Other liabilities		702	-
Shinhan Bank America	Cash and due from banks		17,908	-
	Allowance for loan loss		(52)	-
	Other assets		-	2
	Other liabilities		-	2
PT Bank Shinhan Indonesia	Cash and due from banks		187	7
	Loans		110,890	12,085
	Allowance for loan loss		(324)	(2)
	Other assets		254	17
Trust accounts	Other assets		584	4,064
	Other liabilities		244,706	214,952
Structured entities	Trading assets		1,294,317	1,605,081
	Derivative assets		121	1,509
	Loans		15,878	22,738
	Allowance for loan loss		(44)	(82)
	Other assets		27,698	12,807
	Deposits		9,529	64,095
	Derivative liabilities		9,722	2,077
	Provisions		29,213	15,186
	Other liabilities		1	-

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

42. Related party transactions (continued)

(a) Significant balances with the related parties as of December 31, 2017 and 2016 were as follows:

   (continued)

Related parties		Accounts		December 31, 2017		December 31, 2016
The parent company
Shinhan Financial Group	Other assets	~~W~~	934		-
	Deposits		3		42
	Other liabilities		222,867		166,191
Entities under common control
Shinhan Card Co., Ltd.	Derivative assets		785		4,365
	Other assets		2,248		2,097
	Deposits		7,263		86,658
	Derivative liabilities		2,539		119
	Provisions		47		48
	Other liabilities		23,106		19,881
Shinhan Life Insurance	Derivative assets		1,558		40,604
	Other assets		11		7
	Deposits		6,379		9,526
	Derivative liabilities		44,928		369
	Provisions		4		4
	Other liabilities		15,184		13,913
Shinhan Investment Corp.	Cash and due from banks		3,461		725
	Derivative assets		3,954		53,546
	Loans		14,984		-
	Allowance for loan loss		(4)		-
	Other assets		18,240		18,823
	Deposits		272,064		252,707
	Derivative liabilities		39,302		4,354
	Provisions		34		33
	Other liabilities		39,010		34,423
Shinhan Capital Co., Ltd.	Deposits		754		457
	Borrowings		10,000		13,000
	Provisions		14		10
	Other liabilities		12,799		9,670
Jeju Bank	Loans		2,658		2,903
	Allowance for loan loss		(1)		(1)
	Other assets		1		6
	Deposits		22,376		3,530
	Other liabilities		2,475		1,604
Shinhan Credit Information	Deposits		6,059		7,836
Co., Ltd.	Other liabilities		1,719		1,119
Shinhan Private Equity, Inc.	Deposits		168		12

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

42.  Related party transactions (continued)

(a) Significant balances with the related parties as of December 31, 2017 and 2016 were as follows:

   (continued)

Related parties	Accounts		December 31, 2017	December 31, 2016
Entities under common control (continued)
Shinhan Data System	Deposits	~~W~~	11,135	3,940
	Other liabilities		6,544	6,658
Shinhan Savings Bank	Other liabilities		8,987	8,987
Shinhan Aitas	Deposits		9,381	20,296
	Other liabilities		41	42
Shinhan BNP Paribas AMC	Deposits		117,149	42,549
	Other liabilities		1,512	821
Shinhan BNPP
Global Multi Asset
Security Trust	Other assets		1	-
Shinhan REITs Management	Deposits		71	-
Investments in associates and associates of entities under common control
BNP Paribas Cardif General Insurance	Deposits		221	13
Dream High Fun III	Deposits		3	1
Aju Capital Co., Ltd. (*1)	Trading assets		-	49,990
	Loans		-	210,000
	Allowance for loan loss		-	(611)
	Deposits		-	692
	Provisions		-	73
BNP Paribas Cardif Life Insurance	Other assets		9,760	-
	Deposits		446	353
	Provisions		2	1
Pohang TechnoPark 2PFV(*1)	Deposits		-	14,658
Midas Dong-A Snowball Venture Fund	Deposits		220	427
IBKS-Shinhan Creative Economy New Technology Fund	Deposits		78	1,751
EQP Global Energy Infrastructure Private (*1)	Deposits		-	1
JAEYOUNG SOLUTEC	Loans		14,847	14,356
Co., Ltd.	Allowance for loan loss		(123)	(69)
	Deposits		2,659	7,638
	Provisions		4	7
Partners 4th Growth Investment Fund	Deposits		2,076	2,160

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

42.  Related party transactions (continued)

(a) Significant balances with the related parties as of December 31, 2017 and 2016 were as follows:

   (continued)

Related parties	Accounts		December 31, 2017	December 31, 2016
Investments in associates and associates of entities under common control (continued)
Credian Health Care
Private Equity Fund II	Deposits	~~W~~	26	7
Snowball Venture Fund II	Deposits		239	242
IBKS-Shinhan Creative
Economy New Technology
Fund II	Deposits		76	179
PSA FINTECH Private I (*1)	Deposits		-	525
YIUM The 3rd Private
Investment Joint
Stock Company	Deposits		65	80
Branbuil Co., Ltd.	Loans		-	15
	Deposits		55	28
KTB Newlake Global	Deposits		465	-
Healthcare PEF	Provisions		13	-
Taihan Industrial System Co., Ltd.	Deposits		100	-
ICSF (The Korea’s Information Center for Savings & Finance)	Deposits		4	-
Key management personnel
	Loans		2,828	936
	Allowance for loan loss		(3)	(1)
	Provisions		1	1

(*1) These investees were sold and excluded from associates during the year ended December 31, 2017.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

42.  Related party transactions (continued)

(b) Significant transactions with the related parties for the years ended December 31, 2017 and 2016 were as follows:

Related party	Account		2017	2016
Subsidiaries
Shinhan Asia Ltd.	Interest income	~~W~~	3,108	1,885
	Provision for allowance		(17)	(16)
Shinhan Bank	Interest income		2,424	1,572
Europe GmbH	Fees and commission income		58	30
	Provision for allowance		(189)	(125)
Shinhan Khmer Bank	Interest income		725	745
PLC	Fees and commission income		49	54
	Provision for allowance		(20)	(43)
	Other operating expense		(1)	-
Shinhan Kazakhstan	Interest income		-	25
Bank Limited	Fees and commission income		87	53
	Reversal of (provision for) allowance		9	(2)
	Interest expense		(13)	-
	Other operating expense		(368)	-
Shinhan Bank Canada	Interest income		2,006	1,334
	Fees and commission income		101	47
	Provision for allowance		(68)	(34)
Shinhan Bank (China)	Interest income		4,174	2,800
Limited	Fees and commission income		252	180
	Other operating income		5	3
	Interest expense		-	(2,330)
	Reversal of allowance		143	14
Shinhan Bank Japan	Interest income		4,585	1,939
	Fees and commission income		618	167
	Other operating income		84	-
	Other operating expense		-	(6)
	Interest expense		-	(1,326)
	Loss related to derivatives		-	(84)
	Reversal of (provision for) allowance		45	(127)
Shinhan Bank Vietnam	Interest income		380	902
Ltd.	Fees and commission income		1,503	864
	Other operating income		194	-
	Reversal of allowance		8	181
	Other operating expense		-	(380)

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

42.  Related party transactions (continued)

(b) Significant transactions with the related parties for the years ended December 31, 2017 and 2016 were as follows: (continued)

Related party	Account		2017	2016
Subsidiaries (continued)
Shinhan Bank America	Fees and commission income	~~W~~	136	73
	Provision for allowance		(52)	-
Shinhan Indonesia	Interest income		786	17
	Fees and commission income		1	-
	Provision for allowance		(322)	(2)
	Other operating expense		(3)	-
Trust Accounts	Fees and commission income		18,851	23,513
	Interest expense		(2,849)	(2,743)
Structured entities	Interest income		26,950	22,621
	Fees and commission income		13,181	10,850
	Gain related to derivatives		3,546	4,371
	Other operating income		368	1
	Reversal of (provision for) allowance		28	(56)
	Interest expense		(50)	(41)
	Loss related to derivatives		(10,499)	(4,603)
	Other operating expense		-	(1,647)
The parent company
Shinhan Financial Group	Other operating income	~~W~~	2,228	2,011
	Interest expense		(228)	(1,751)
	Fees and commission expense		(29,779)	(29,893)

Entities under common control
Shinhan Card Co., Ltd.	Interest income	~~W~~	1,868	417
	Fees and commission income		187,385	180,127
	Gain related to derivatives		2,694	7,317
	Other operating income		2,092	1,726
	Interest expense		(528)	(251)
	Fees and commission expense		(177)	(325)
	Loss related to derivatives		(5,111)	(5,986)
	Other operating expense		(3,064)	(1,982)

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

42.  Related party transactions (continued)

(b) Significant transactions with the related parties for the years ended December 31, 2017 and 2016 were as follows: (continued)

Related party	Account		2017	2016
Entities under common control (continued)
Shinhan Investment	Interest income	~~W~~	466	796
Corp.	Fees and commission income		5,167	4,517
	Gain related to derivatives		10,037	59,157
	Other operating income		4,637	4,431
	Interest expense		(1,499)	(1,317)
	Loss related to derivatives		(98,769)	(13,564)
	Reversal of (provision for) allowance		(3)	83
	Other operating expense		(785)	(1,171)
Shinhan Life Insurance	Interest income		47	45
	Fees and commission income		7,513	6,688
	Gain related to derivatives		7,117	45,570
	Other operating income		1,470	1,400
	Interest expense		(264)	(315)
	Loss related to derivatives		(109,882)	(9,531)
	Other operating expense		(843)	(557)
Shinhan Capital	Other operating income		314	302
Co., Ltd.	Interest expense		(241)	(150)
	Fees and commission expense		(10)	(14)
	Other operating expense		(4)	-
Jeju Bank	Interest income		3	43
	Other operating income		44	230
	Interest expense		(45)	(33)
	Reversal of allowance		-	1
	Other operating income		-	(11)
Shinhan Credit	Fees and commission income		3	2
Information Co., Ltd.	Other operating income		76	67
	Interest expense		(94)	(126)
	Fees and commission expense		(4,645)	(4,895)
Shinhan Private Equity	Other operating income		-	8
Inc.	Reversal of allowance		-	16
Shinhan BNP Paribas	Fees and commission income		-	42
AMC	Other operating income		52	52
	Interest expense		(1,187)	(747)
	Reversal of allowance		16	-
	Fees and commission expense		(2,250)	(2,243)

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

42.  Related party transactions (continued)

(b) Significant transactions with the related parties for the years ended December 31, 2017 and 2016 were as follows: (continued)

Related party	Account		2017	2016
Entities under common control (continued)		~~W~~
Shinhan Data System	Other operating income		134	119
	Interest expense		(168)	(142)
	Other operating expense		(34,629)	(31,281)
Shinhan Savings Bank	Fees and commission income		796	481
	Other operating income		175	116
	Interest expense		(120)	(60)
Shinhan Aitas	Fees and commission income		31	28
	Other operating income		5	49
	Interest expense		(71)	(153)
Shinhan BNPP
Global Multi Asset
Security Trust	Fees and commission income		5	2
Investments in associates and entities under common control
Aju Capital Co., Ltd. (*1)	Interest income	~~W~~	-	7,332
	Fees and commission income		-	72
	Interest expense		-	(2)
	Provision for allowance		-	(146)
	Other operating expense		-	(18)
BNP Paribas BNP Paribas Cardif Life Insurance	Fees and commission income		3,246	2,583
	Other operating income		(1)	(1)
Pohang TechnoPark 2PFV (*1)	Interest expense		-	(15)
BNP Paribas Cardif General Insurance	Fees and commission income		2	2
IBKS-Shinhan Creative Economy New Technology Fund	Interest expense		(2)	(1)
Midas Dong-A Snowball
Venture Fund	Interest expense		(3)	(4)
JAEYOUNG SOLUTECH	Interest income		654	671
Co., Ltd.	Fees and commission income		1	1
	Other operating income		3	7
	Reversal of (provision for) allowance		(55)	90
	Interest expense		(4)	(21)

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

42.  Related party transactions (continued)

(b) Significant transactions with the related parties for the years ended December 31, 2017 and 2016 were as follows: (continued)

Related party	Account	2017	2016
Investments in associates and entities under common control
Partners 4th Growth Investment Fund	Interest expense	(16)	(2)
Albatross Growth Fund (*2)	Interest expense	-	(6)
PSA FINTECH Private I (*1)	Interest expense	-	(5)
Branbuil CO.,LTD.	Fees and commission income	2	1
Shinhan-Albatross
Technology
Investment Fund	Interest expense	(21)	-
Snowball Venture Fund II	Interest expense	-	(1)
Treenkid (*3)	Interest income	-	3
Semantic (*3)	Interest income	-	15
KTB Newlake Global
Healthcare PEF	Interest income	10	-
Taihan Industrial System Co., Ltd.	Fees and commission income	2	-
Key management personnel
	Interest income	94	35

(*1) These investees were sold and excluded from associates during the year ended December 31, 2017.

(*2) Albatross Growth Fund was excluded from associates of entities under common control of associates during the year ended December 31, 2017.

(*3) Treenkid and Semantic were excluded from associates due to filing for bankruptcy during the year ended December 31, 2017.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

42.  Related party transactions (continued)

(c) Details of transactions with key management for the years ended December 31, 2017 and 2016 were as follows:

		2017	2016
Short and long term employee benefits	~~W~~	8,916	7,770
Post-employment benefits		298	327
Share-based payment transactions		4,655	4,447
	~~W~~	13,869	12,544

(d) The guarantees provided between the related parties as of December 31, 2017 and 2016 were as follows:

		Amount of guarantees
Guaranteed Parties		December 31, 2017	December 31, 2016	Account
Shinhan Bank (China) Limited	~~W~~	65,599	69,404	Financial guarantee
Shinhan Khmer Bank PLC		536	604	Financial guarantee
Shinhan Kazakhstan Bank Limited		21,428	-	Financial guarantee
Shinhan Bank Vietnam Ltd.		205,822	436,239	Financial guarantee
		32	4,069	Performance guarantees
Shinhan Bank Japan		18,982	20,736	Financial guarantee
Structured entities (*1)		1,840,403	2,019,534	ABCP purchase commitments
		278,266	66,182	Unused credit limit
Shinhan Investment Corp.		-	6,043	Performance guarantees
		218,166	181,000	Unused credit limit
Shinhan Card Co., Ltd.		500,000	500,000	Unused credit limit
Shinhan Life Insurance		50,000	50,000	Unused credit limit
Shinhan Capital Co., Ltd.		70,000	50,000	Unused credit limit
Shinhan BNP Paribas AMC		53,484	104,008	Security underwriting commitment
Aju Capital Co., Ltd. (*2)		-	50,000	Unused credit limit
BNP Paribas BNP Paribas Cardif Life Insurance		10,000	10,000	Unused credit limit
KTB Newlake Global Healthcare PEF		700	-	Unused credit limit
Neoplux Technology Valuation Investment Fund		6,000	12,000	Security underwriting commitment
JAEYOUNG SOLUTEC		109	600	Unused credit limit
Co., Ltd.		429	483	Import letter of credit
	~~W~~	3,339,956	3,580,902

(*1) The amount was recognized after deducting the balance of current ABCP.

(*2) Aju Capital Co., Ltd. was sold and excluded from associates during the year ended December 31, 2017.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

42.  Related party transactions (continued)

(e) Details of collaterals provided to the related parties as of December 31, 2017 and 2016 were as follows:

				December 31, 2017		December 31, 2016
	Related party	Pledged assets		Book value	Collateral value	Book value	Collateral value
Subsidiary	Shinhan Bank Japan	Securities	~~W~~	149,811	149,811	10,001	150,009
Entities under common control	Shinhan Investment Corp.	Securities		178,780	51,499	235,084	43,799
	Shinhan Life Insurance	Securities		10,271	10,271	21,963	10,310
			~~W~~	338,862	211,581	267,048	204,118

(f) Details of collaterals provided by the related parties as of December 31, 2017 and 2016 were as follows:

	Related parties	Pledged assets		December 31, 2017	December 31, 2016
Subsidiaries	Sunny more 1st Co., Ltd.	Other movables	~~W~~	24,000	24,000
	Sunny Financial 9nd Co., Ltd.	Trust		36,000	36,000
	S-smart 3rd Co., Ltd.	Trust		16,680	-
	Sunny Smart 8th Co., Ltd.	Trust		24,000	-
	Sunny Russell 4th L.L.C	Other movables		12,000	-
	Tiger Eyes 1st Co., Ltd	Real estate		60,000	-
	S-solution 9th Co., Ltd.	Real estate		18,000	-
Entities under	Shinhan Investment Corp.	Deposits		135,700	112,011
common control		Real estate		91,974	91,974
	Jeju Bank	Government bonds		20,000	20,000
	Shinhan Life Insurance	Government bonds		7,170	7,518
	Shinhan Credit Information Co., Ltd.	Deposits		180	210
Investments in associates	Aju Capital Co., Ltd. (*1)	Beneficiary certificate		-	160,000
	BNP Paribas BNP Paribas Cardif Life Insurance	Government bonds		11,666	13,699
	Treenkid (*2)	Real estate		-	200
	JAEYOUNG SOLUTEC	Real estate		20,814	20,814
	Co., Ltd.	Korea Trade Insurance Corporation guarantee		7,037	7,037
			~~W~~ 	485,221	493,463

(*1) Aju Capital Co., Ltd. was excluded from associates during the year ended December 31, 2017.

(*2) Treenkid was excluded from the associates due to filing for bankruptcy during the year ended December 31, 2017.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

43.  Information of trust business

(a) Total assets with trust business as of December 31, 2017 and 2016 and operating revenue for the years ended December 31, 2017 and 2016 were as follows:

		Total assets		Operating revenue
		December 31, 2017	December 31, 2016	2017	2016
Consolidated	~~W~~	4,471,457	4,314,473	112,528	139,767
Unconsolidated		46,014,514	40,743,814	929,899	530,690
	~~W~~	50,485,971	45,058,287	1,042,427	670,457

(b) Significant balances with trust business as of December 31, 2017 and 2016 were as follows:

		December 31, 2017	December 31, 2016
Borrowings from trust accounts	~~W~~	4,297,314	3,658,239
Accrued revenues from asset management fee from trust accounts		29,379	34,549
Accrued interest expenses		824	782

(c) Significant transactions with trust business for the years ended December 31, 2017 and 2016 were as follows:

		2017	2016
Asset management fee from trust accounts	~~W~~	185,040	122,068
Termination fee		3,415	87
Interest on borrowings from trust accounts		40,717	38,679

Independent Accountants’ Review Report on Internal Accounting Control System

English translation of a Report Originally Issued in Korean

To the President of

Shinhan Bank:

We have reviewed the accompanying Report on the Operations of Internal Accounting Control System (“IACS”) of Shinhan Bank (the “Bank”) as of December 31, 2017. The Bank's management is responsible for designing and maintaining effective IACS and for its assessment of the effectiveness of IACS. Our responsibility is to review management's assessment and issue a report based on our review. In the accompanying report of management’s assessment of IACS, the Bank’s management stated: “Based on the assessment on the operations of the IACS, the Bank’s IACS has been effectively designed and is operating as of December 31, 2017, in all material respects, in accordance with the IACS Framework issued by the Internal Accounting Control System Operation Committee.”

We conducted our review in accordance with IACS Review Standards, issued by the Korean Institute of Certified Public Accountants. Those Standards require that we plan and perform the review to obtain assurance of a level less than that of an audit as to whether Report on the Operations of Internal Accounting Control System is free of material misstatement. Our review consists principally of obtaining an understanding of the Bank’s IACS, inquiries of company personnel about the details of the report, and tracing to related documents we considered necessary in the circumstances. We have not performed an audit and, accordingly, we do not express an audit opinion.

The Bank’s IACS is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, however, IACS may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review, nothing has come to our attention that Report on the Operations of Internal Accounting Control System as of December 31, 2017 is not prepared in all material respects, in accordance with IACS Framework issued by the Internal Accounting Control System Operation Committee.

This report applies to the Bank’s IACS in existence as of December 31, 2017. We did not review the Bank’s IACS subsequent to December 31, 2017. This report has been prepared for Korean regulatory purposes, pursuant to the External Audit Law, and may not be appropriate for other purposes or for other users.

KPMG Samjong Accounting Corp.

Seoul, Korea

March 7, 2018

Notice to Readers

This report is annexed in relation to the audit of the separate financial statements as of December 31, 2017 and the review of internal accounting control system pursuant to Article 2-3 of the Act on External Audit for Stock Companies of the Republic of Korea.

Report on the Operations of Internal Accounting Control System

To the Board of Directors and Audit Committee of Shinhan Bank Co., Ltd.:

I, as the Internal Accounting Control Officer ("IACO") of Shinhan Bank, (the "Bank"), have assessed the status of the design and operations of the Bank's internal accounting control system ("IACS") for the year ended December 31, 2017.

The Bank's management, including IACO, is responsible for the design and operations of its IACS. I, as the IACO, have assessed whether the IACS has been effectively designed and is operating to prevent and detect any error or fraud which may cause any misstatement of the financial statements, for the purpose of establishing the reliability of financial reporting and the preparation of financial statements for external purposes. I, as the IACO, applied the IACS Framework for the assessment of design and operations of the IACS.

Woon Jin, Jeong, *Internal Accounting Control Officer*

Sung Ho, Wi, *Chief Executive Officer and President*

January 26 , 2018